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As filed with the Securities and Exchange Commission on July 31, 2003

Registration No. 333-89844

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 6
TO
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Citadel Broadcasting Corporation
(Exact name of registrant as specified in its charter)

Delaware	4832	51-0405729
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

City Center West, Suite 400
7201 West Lake Mead Blvd.
Las Vegas, Nevada 89128
(702) 804-5200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Randy L. Taylor
City Center West, Suite 400
7201 West Lake Mead Blvd.
Las Vegas, Nevada 89128
(702) 804-5200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David C. Golay Fried, Frank, Harris, Shriver & Jacobson One New York Plaza New York, New York 10004 (212) 859-8000	Robert E. Buckholz, Jr. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

        Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this registration statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    / /

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    / /

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated July 31, 2003.

22,000,000 Shares

Common Stock

        This is an initial public offering of common stock of Citadel Broadcasting Corporation.

        Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $17.00 and $19.00. Citadel's common stock has been approved for listing on the New York Stock Exchange under the symbol "CDL".

        See "Risk Factors" beginning on page 9 to read about certain factors you should consider before buying shares of the common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Citadel	$	$

        To the extent that the underwriters sell more than 22,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 3,300,000 shares from Citadel at the initial public offering price less the underwriting discount.

Goldman, Sachs & Co.	Credit Suisse First Boston

Deutsche Bank Securities	Merrill Lynch & Co.

Bear, Stearns & Co. Inc.	Citigroup
JPMorgan	Wachovia Securities

Prospectus dated             , 2003.

Citadel Broadcasting Corporation

Stations owned and operated as of June 30, 2003[1]

Spokane, WA
KZBD(FM)
KDRK-FM
KEYF-FM
KYWL(FM)
KDRK(AM)
KGA(AM)
KJRB(AM)
Colorado Springs, CO
KKFM(FM)
KKMG(FM)
KSPZ(FM)
KBZC(AM)
KVOR(AM)
Bloomington, IL
WBNQ(FM)
WBWN(FM)
WJBC(AM)
WJEZ(FM)
WTRX-FM
Kokomo, IN
WWKI(FM)
Grand Rapids, MI
WKLQ(FM)
WLAV-FM
WODJ(FM)
WBBL(AM)
Muncie/ Marion, IN
WMDH-FM
WMDH(AM)
Lansing/ East Lansing, MI
WFMK(FM)
WITL-FM
WJIM-FM
WMMQ(FM)
WJIM(AM)
WVFN(AM)
Saginaw/ Bay City, MI
WHNN(FM)
WILZ(FM)
WIOG(FM)
WKQZ(FM)
WYLZ(FM)
Flint, MI
WFBE(FM)
WTRX(AM)
Syracuse, NY
WAQZ-FM
WLTI(FM)
WNTQ(FM)
WNSS(AM)
Ithaca, NY
WIII(FM)
WKRT(AM)
Buffalo, NY
WEDG(FM)
WGRF(FM)
WHTT-FM
WHLD(AM)
WMNY(AM)
Binghamton, NY
WAAL(FM)
WHWK(FM)
WWYL(FM)
WYOS(AM)
WNBF(AM)
Presque Isle, ME
WBPW(FM)
WOZI(FM)
WQHR(FM)
Augusta/ Waterville, ME
WEBB(FM)
WMME-FM
WEZW(AM)
WTVL(AM)
Portland, ME
WBLM(FM)
WCLZ(FM)
WCYI(FM)
WCYY(FM)
WHOM(FM)
WJBQ(FM)
Portsmouth/Dover/ Rochester, NH
WOKQ(FM)
WPKQ(FM)
WSAK(FM)
WSHK(FM)
Worcester, MA
WAHL(FM)(2)
WORC-FM
WWFX(FM)
WXLO(FM)
WCAT(AM)(2)
New Bedford, MA
WFHN(FM)
WBSM(AM)
New London, CT
WQGN-FM
WXLM(FM)
WSUB(AM)
WMOS(FM)
Providence, RI
WPRO-FM
WSKO-FM
WWLI(FM)
WKKB(FM)
WPRO(AM)
WSKO(AM)
WWKX(FM)(3)
WAKX(FM)(3)
Allentown/ Bethlehem, PA
WCTO(FM)
WLEV(FM)
Harrisburg/ Carlisle/York, PA
WCAT-FM
WQXA-FM
WRKZ-FM
WHYL(AM)
WQXA(AM)
Wilkes-Barre/ Scranton, PA
WBHT(FM)
WBSX(FM)
WCWI(FM)
WCWQ(FM)
WCWY(FM)(2)
WBHD(FM)
WMGS(FM)
WARM(AM)
WAZL(AM)
WEMR(AM)(2)
WKJN(AM)
Charleston, SC
WMGL(FM)
WNKT(FM)
WSSX-FM
WSUY(FM)
WWWZ(FM)
WTMA(AM)
WTMZ(AM)
WXTC(AM)
Columbia, SC
WLXC(FM)
WOMG(FM)
WTCB(FM)
WISW(AM)
Johnson City/ Kingsport/ Bristol, TN
WKOS(FM)
WQUT(FM)
WGOC(AM)
WJCW(AM)
WKIN(AM)
Knoxville, TN
WIVK-FM
WNOX-FM
WYIL-FM
WNOX(AM)
Chattanooga, TN
WGOW-FM
WOGT(FM)
WSKZ(FM)
WGOW(AM)
Nashville, TN
WGFX(FM)
WKDF(FM)
Birmingham, AL
WRAX(FM)
WYSF(FM)
WZRR(FM)
WAPI(AM)
WJOX(AM)
Baton Rouge, LA
KOOJ(FM)
KQXL-FM
WBBE(FM)
WEMX(FM)
WIBR(AM)
WXOK(AM)
Lafayette, LA
KFXZ(FM)
KNEK-FM
KRRQ(FM)
KSMB(FM)
KRXE(FM)(2)
KDYS(AM)
KNEK(AM)
KVOL(AM)
KXKC(FM)(3)
New Orleans, LA(3)
KMEZ(FM)
KKND(FM)
WPRF(FM)
WOPR(FM)
Little Rock, AR
KAFN(FM)(2)
KARN-FM
KIPR(FM)
KKRN(FM)
KLAL(FM)
KOKY(FM)
KURB(FM)
KVLO(FM)
KAAY(AM)
KARN(AM)
KLIH(AM)
Des Moines, IA(3)
KBGG(AM)
KHKI(FM)
KGGO(FM)
KJJY(FM)
KRKQ(FM)
Oklahoma City, OK
KATT-FM
KKWD(FM)
WWLS-FM
KYIS(FM)
KSYY(FM)
WWLS(AM)
WKY(AM)
Tucson, AZ
KHYT(FM)
KIIM-FM
KSZR(FM)
KCUB(AM)
KTUC(AM)
Albuquerque, NM
KBZU(FM)
KKOB-FM
KMGA(FM)
KRST(FM)
KTZO(FM)
KKOB(AM)
KNML(AM)
KTBL(AM)
Las Vegas, NV
Citadel
Headquarters
Modesto, CA
KATM(FM)
KDJK(FM)
KHKK(FM)
KHOP(FM)
KESP(AM)
KWNN(FM)(3)
Stockton, CA
KWIN(FM)
KJOY(FM)
Reno, NV
KBUL-FM
KNEV(FM)
KNHK(FM)(2)
KKOH(AM)
KWYL(FM)
Salt Lake City, UT
KBEE-FM
KBER(FM)
KENZ(FM)
KUBL-FM
KBEE(AM)
KFNZ(AM)
KJQS(AM)
Boise, ID
KIZN(FM)
KKGL(FM)
KQFC(FM)
KZMG(FM)
KBOI(AM)
KTIK(AM)
Total Markets: 42
Total Stations: 207
Total FM Stations: 144
Total AM Stations: 63

[2] We have entered into agreements to sell these stations.

[3] We have entered into agreements to acquire these stations.

PROSPECTUS SUMMARY

Our Business

        Citadel is the sixth largest radio broadcasting company in the United States based on net broadcasting revenue. We have historically focused on owning and operating radio stations in mid-sized markets, which we define as those ranked 30 to 150 by market revenue. As of June 30, 2003, we owned and operated 144 FM and 63 AM radio stations in 42 markets located in 24 states across the country, covering a wide range of programming formats. We rank first or second in audience share in 30 of our 40 rated markets.

        Approximately 88% of our 2002 revenue was derived from stations located in mid-sized markets. We believe mid-sized markets are attractive because they typically have fewer signals and competitors than larger markets, derive a significant portion of their revenue from local advertisers and offer substantial opportunities for further consolidation. Accordingly, we believe mid-sized markets offer greater opportunities for revenue growth, both organically and through acquisitions.

        Approximately 69% of our 207 owned and operated stations have been acquired since January 1, 1999. Prior to our ownership, many of these stations were owned by smaller, local operators lacking the management or financial resources of a larger company. We believe our application of professional, large market practices and development of regional clusters will enable us to improve the operations and financial performance of these stations.

        Our Chairman and Chief Executive Officer, Farid Suleman, joined us in March 2002. Mr. Suleman has over 17 years of experience in the media industry and was the Chief Executive Officer of Infinity Broadcasting prior to joining our company. Under his leadership, we have a renewed focus and discipline on our business operations and on maximizing the value and growth opportunities of our existing stations. These efforts include investing in new programming and improving sales practices to drive revenue growth, and reducing our cost structure. In addition, we intend to supplement organic growth with strategic acquisitions.

        We explain the market and industry data from third party sources used in this prospectus under "Market and Industry Data" on page 15.

        For the fiscal year ended December 31, 2002, we had net broadcasting revenue of $348.9 million, an operating loss of $40.4 million, and a net loss of $89.2 million, as compared to net broadcasting revenue of $323.5 million, an operating loss of $119.3 million, and a net loss of $203.0 million for the fiscal year ended December 31, 2001. As of December 31, 2002, we had an accumulated deficit of $142.8 million and indebtedness of $1,022.3 million.

        For the three months ended March 31, 2003, we had net broadcasting revenue of $77.2 million, an operating loss of $13.8 million, and a net loss of $33.8 million, as compared to net broadcasting revenue of $72.6 million, an operating loss of $26.9 million, and a net loss of $36.7 million for the corresponding period in 2002. As of March 31, 2003, we had an accumulated deficit of $176.6 million and indebtedness of $1,014.7 million.

Operating Strategy

        Our operating strategy is to maximize revenues and profits through the ownership and operation of leading radio station clusters in the nation's most attractive markets. Specifically, we seek to:

  •
  operate and develop our stations in clusters in order to increase operating efficiencies and reach a broader audience attractive to advertisers, as well as to compete more effectively with other forms of local media;

  •
  position each station as a distinct brand through an emphasis on programming, including developing significant on-air talent and recognizable brand names to enhance the presence, marketability and competitiveness of our stations within each market;

  •
  build geographic, format and customer diversity, reducing our dependence on any particular local economy, market, station, format, on-air personality or advertiser;

  •
  apply aggressive sales and marketing efforts to capture a greater share of advertising revenues;

  •
  participate in local communities to reinforce our position and improve the marketability of our stations to advertisers who are targeting these communities; and

  •
  optimize technical capabilities in order to operate stations with the strongest signals in their respective markets.

Acquisition Strategy

        Our acquisition strategy focuses on identifying and acquiring radio stations that would expand our station clusters in existing markets as well as providing entry into new markets. Although we primarily focus on acquiring and developing leading station clusters in mid-sized markets, we also consider acquisitions in larger markets. In analyzing acquisition opportunities, we consider the following criteria:

  •
  our ability to improve the operating performance of the stations;

  •
  our ability to acquire a new or improve an existing cluster of stations towards achieving a number one or number two revenue share in the market;

  •
  the number and quality of competing commercial radio signals, as well as the number and nature of competitors, in the market;

  •
  the power and quality of the stations' broadcasting signals; and

  •
  general economic conditions in the market.

        Our predecessor company was founded in 1991 and grew rapidly through acquisitions subsequent to the passage of the Telecommunications Act of 1996. In June 2001, affiliates of Forstmann Little & Co. acquired our predecessor company from its public shareholders for an aggregate purchase price, including the redemption of debt and exchangeable preferred stock, of approximately $2.0 billion. Following this offering, affiliates of Forstmann Little will own approximately 80% of our common stock and will continue to control us.

        Our principal executive offices are located at City Center West, Suite 400, 7201 West Lake Mead Boulevard, Las Vegas, Nevada 89128 and our telephone number at that address is (702) 804-5200. Our World Wide Web site address is www.citadelbroadcasting.com. The information in the website is not part of this prospectus and is not incorporated by reference.

The Offering

Common stock being offered by us	22,000,000 shares
Common stock outstanding immediately after this offering	119,534,493 shares
Use of proceeds
We estimate that our net proceeds from the sale of the shares offered by us, after deducting estimated expenses and underwriting discounts and commissions of $27.0 million, will be approximately $369.0 million. We intend to use substantially all of the net proceeds to repay approximately $369.0 million of senior debt currently outstanding under our existing credit facility.
NYSE symbol	CDL
Risk factors	See "Risk Factors" beginning on page 9 of this prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of our common stock.

        Unless we specifically state otherwise, the information in this prospectus does not take into account the sale of up to 3,300,000 shares of common stock, which the underwriters have the option to purchase from us to cover over-allotments. All information in this prospectus assumes the issuance and sale of common stock in this offering at an assumed initial public offering price of $18.00 per share, the mid-point of the range of the initial public offering prices set forth on the cover page of this prospectus. Unless otherwise indicated, the information in this prospectus also assumes that, immediately before the closing of this offering, (i) each outstanding share of our Class B common stock will be exchanged for .491 shares of Class A common stock, (ii) our Class A common stock will be redesignated as common stock and (iii) our certificate of incorporation will be amended and restated to reflect a single class of common stock, par value $.01 per share.

        On June 26, 2001, we acquired all of the outstanding common stock of Citadel Communications Corporation. In this prospectus, we refer to Citadel Communications, together with its wholly owned operating subsidiary Citadel Broadcasting Company, prior to June 26, 2001 as our predecessor company.

Summary Unaudited Pro Forma Consolidated Condensed Statements of Operations
for the Year Ended December 31, 2002
(in thousands, except per share amounts)

	Year Ended December 31, 2002
	Actual	Adjustments for this Offering (1)	Pro Forma
	(as restated)
OPERATING DATA:
Net broadcasting revenue	$348,869	$—	$348,869
Total operating expenses	389,310	—	389,310

Operating income (loss)	(40,441)	—	(40,441)
Interest expense, net	61,707	(20,492)	41,215
Other expense (income), net	1,231	—	1,231

Income (loss) before income tax (benefit) expense	(103,379)	20,492	(82,887)
Income tax (benefit) expense	(14,219)	909	(13,310)

Net income (loss)	$(89,160)	$19,583	$(69,577)

Basic and diluted net loss per common share	$(0.93)		$(0.58)

Weighted average common shares outstanding (2)	96,134		119,534

OTHER DATA (3):
Cash flow provided by (used in):
Operating activities	$64,104	$20,492	$84,596
Investing activities	(14,339)	—	(14,339)
Financing activities	(48,297)	—	(48,297)

(1)
The pro forma adjustments reflect reduced interest expense after giving effect to (i) the repayment of approximately $369.0 million of senior debt outstanding under our credit facility using the net proceeds from this offering, and (ii) the decrease of our average interest rate on the remaining amounts outstanding under our credit facility to 3.38% during 2002 as a result of improved leverage ratios due to the repayment of a portion of the credit facility. See "Use of Proceeds".

(2)
Pro forma weighted average common shares outstanding reflects (i) the exchange of each share of Class B common stock into .491 shares of Class A common stock and the redesignation of the Class A common stock as common stock, (ii) the sale of 46,350 shares of common stock after December 31, 2002, (iii) the repurchase of 589,176 shares of common stock after December 31, 2002, (iv) all other equity transactions that occurred during 2002 as if they had occurred on January 1, 2002, and (v) the sale of 22,000,000 shares of common stock in this offering. We intend to use substantially all of the net proceeds from this offering to repay indebtedness under our credit facility.

(3)
Other data:
	Year Ended December 31, 2002
	Actual	Adjustments for this Offering	Pro Forma
EBITDA	$101,407	$—	$101,407
The table below reconciles net loss to EBITDA:
Net loss	$(89,160)	$19,583	$(69,577)
Interest expense, (net)	61,707	(20,492)	41,215
Depreciation and amortization	143,079	—	143,079
Income tax benefit	(14,219)	909	(13,310)

EBITDA	$101,407	$—	$101,407

We discuss EBITDA and the limitations of this financial measure under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure" on page 27. EBITDA consists of income (loss) from continuing operations, which includes corporate non-cash deferred stock compensation, before income taxes and, if applicable, before discontinued operations, net of tax plus interest expense (net) and depreciation and amortization. This term is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States.

Summary Unaudited Pro Forma Consolidated Condensed Statements of Operations
for the Three Months Ended March 31, 2003
(in thousands, except per share amounts)

	Three Months Ended March 31, 2003
	Actual	Adjustments for this Offering (1)	Pro Forma
	(as restated)
OPERATING DATA:
Net broadcasting revenue	$77,171	$—	$77,171
Total operating expenses	90,961	—	90,961

Operating income (loss)	(13,790)	—	(13,790)
Interest expense, net	13,986	(4,114)	9,872
Other expense (income), net	3	—	3

Income (loss) before income tax expense	(27,779)	4,114	(23,665)
Income tax expense	6,063	—	6,063

Net income (loss)	$(33,842)	$4,114	$(29,728)

Basic and diluted net loss per common share	$(0.35)		$(0.25)

Weighted average common shares outstanding (2)	96,134		119,534

OTHER DATA (3):
Cash flow provided by (used in):
Operating activities	$19,721	$4,114	$23,835
Investing activities	(10,005)	—	(10,005)
Financing activities	(7,632)	—	(7,632)

(1)
The pro forma adjustments reflect reduced interest expense after giving effect to (i) the repayment of approximately $369.0 million of senior debt outstanding under our credit facility using the net proceeds from this offering, and (ii) the decrease of our average interest rate on the remaining amounts outstanding under our credit facility to 2.88% during the three months ended March 31, 2003 as a result of improved leverage ratios due to the repayment of a portion of the credit facility. See "Use of Proceeds".

(2)
Pro forma weighted average common shares outstanding reflects (i) the exchange of each share of Class B common stock into .491 shares of Class A common stock and the redesignation of the Class A common stock as common stock, (ii) the sale of 46,350 shares of common stock after March 31, 2003, (iii) the repurchase of 589,176 shares of common stock after March 31, 2003, and (iv) the sale of 22,000,000 shares of common stock in this offering. We intend to use substantially all of the net proceeds from this offering to repay indebtedness under our credit facility.

(3)
Other data:
	Three Months Ended March 31, 2003
	Actual	Adjustments for this Offering (1)	Pro Forma
EBITDA	$21,663	$—	$21,663
The table below reconciles net loss to EBITDA:
Net loss	$(33,842)	$4,114	$(29,728)
Interest expense, (net)	13,986	(4,114)	9,872
Depreciation and amortization	35,456	—	35,456
Income tax expense	6,063		6,063

EBITDA	$21,663	$—	$21,663

We discuss EBITDA and the limitations of this financial measure under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure" on page 27. EBITDA consists of income (loss) from continuing operations, which includes corporate non-cash deferred stock compensation, before income taxes and, if applicable, before discontinued operations, net of tax plus interest expense (net) and depreciation and amortization. This term is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States.

Summary Historical Consolidated Financial Data
(in thousands, except per share amounts)

	Predecessor Company			Predecessor Company	Company
	Year Ended December 31,			Period from January 1 through June 25, 2001	Period from June 26 through December 31, 2001
						Year Ended December 31, 2002
	1998	1999	2000
						(as restated)
OPERATING DATA:
Net broadcasting revenue	$133,312	$178,495	$284,824	$155,297	$168,187	$348,869

Operating expenses:
Cost of revenues, exclusive of depreciation and amortization shown separately below	46,019	53,936	81,168	53,960	55,655	92,786
Selling, general and administrative	45,826	61,376	96,191	57,076	56,938	116,808
Corporate general and administrative	4,295	7,010	9,092	5,620	6,038	10,751
Corporate non-cash deferred stock compensation	74	1,727	12,246	14,773	—	25,886
Depreciation and amortization (1)	25,970	35,749	76,502	53,077	99,054	143,079
Non-recurring merger charges (2)	—	—	—	40,596	—	—

Total operating expenses	122,184	159,798	275,199	225,102	217,685	389,310

Operating income (loss)	11,128	18,697	9,625	(69,805)	(49,498)	(40,441)
Interest expense, net	17,304	23,508	49,221	41,337	34,821	61,707
Loss on extinguishment of debt (3)	—	—	—	39,097	—	—
Loss (gain) on sale of assets	(1,045)	1,208	(818)	1,128	32	805
Other expense (income), net	216	281	134	794	81	426

Loss from continuing operations before income tax benefit and discontinued operations	(5,347)	(6,300)	(38,912)	(152,161)	(84,432)	(103,379)
Income tax benefit (4)	(1,395)	(1,647)	(4,022)	(2,823)	(30,797)	(14,219)

Loss from continuing operations before discontinued operations, net of tax	(3,952)	(4,653)	(34,890)	(149,338)	(53,635)	(89,160)
Income (loss) from discontinued operations, net of tax (5)	21	(4,275)	(4,334)	—	—	—

Net loss	(3,931)	(8,928)	(39,224)	(149,338)	(53,635)	(89,160)
Dividend requirement and premium paid on redemption of exchangeable preferred stock (6)	14,766	20,299	12,474	26,994	2	6

Net loss applicable to common shares	$(18,697)	$(29,227)	$(51,698)	$(176,332)	$(53,637)	$(89,166)

Basic and diluted loss from continuing operations before discontinued operations per common share					$(0.56)	$(0.93)

Basic and diluted net loss per common share					$(0.56)	$(0.93)

Weighted average common shares outstanding					96,134	96,134

OTHER DATA (7):
Cash flow provided by (used in):
Operating activities	$13,951	$15,346	$43,006	$(166)	$17,641	$64,104
Investing activities	(46,412)	(318,427)	(795,242)	2,222	(1,063,881)	(14,339)
Financing activities	127,431	218,407	742,347	(5,187)	1,046,906	(48,297)
EBITDA (7)	37,927	52,957	86,811	(57,747)	49,443	101,407
Capital expenditures	4,511	16,609	5,453	3,165	4,716	14,695
Current tax expense (benefit)	411	946	506	(5)	525	1,059
Deferred tax benefit	(1,806)	(2,593)	(4,528)	(2,818)	(31,322)	(15,278)
	Predecessor Company			Company
	December 31,			December 31,		March 31,
	1998	1999	2000	2001	2002	2003
					(as restated)	(as restated)
BALANCE SHEET DATA:
Cash and cash equivalents	$102,655	$17,981	$8,092	$666	$2,134	$4,218
Working capital	153,000	54,777	41,829	44,997	29,083	30,764
Intangible assets, net	266,446	538,664	1,273,520	2,109,825	1,987,480	1,964,788
Total assets	471,768	716,613	1,485,564	2,325,352	2,198,333	2,170,811
Long-term debt and other obligations (including current portion)	211,299	345,867	864,131	1,070,674	1,033,479	1,025,319
Exchangeable preferred stock	116,775	85,362	96,158	39	—	—
Shareholders' equity	103,963	219,209	414,271	940,604	866,575	836,583

(1)
We adopted SFAS No. 142 on January 1, 2002. See Note 2 to the Consolidated Financial Statements.

(2)
In connection with our acquisition of Citadel Communications, our predecessor company incurred approximately $40.6 million in non-recurring merger-related charges during the period from January 1, 2001 through June 25, 2001. These charges primarily included $26.9 million paid to employees for the cancellation of stock options as provided for under the merger agreement, $9.8 million for a merger fairness opinion, $2.5 million for legal, accounting and other professional fees and $0.9 million for a legal settlement to its shareholders.

(3)
In connection with our acquisition of Citadel Communications and the related extinguishment of substantially all of its 10 1/4% Senior Subordinated Notes due 2007 and all of our predecessor company's 9 1/4% Senior Subordinated Notes due 2008, our predecessor company recorded a loss of approximately $39.1 million in the period from January 1, 2001 through June 25, 2001.

(4)
We recorded a non-cash deferred income tax benefit during the period from June 26, 2001 through December 31, 2001. This benefit represents the utilization of deferred tax liabilities recorded at the date of our acquisition of our predecessor company. For the year ended December 31, 2002, due to an increase in valuation allowance related primarily to our net operating loss carryforwards, the tax benefit was limited to $14.2 million.

(5)
In December 1999, the predecessor company management decided to discontinue the operations of its Internet service provider.

(6)
In connection with our acquisition of Citadel Communications, our predecessor company recorded a $20.2 million premium paid on the redemption of substantially all of its 13 1/4% Exchangeable Preferred Stock. In addition, our predecessor company paid $6.8 million in dividends on the exchangeable preferred stock during the period from January 1, 2001 through June 25, 2001.

(7)
Other data:
The table below reconciles net loss to EBITDA:

	Predecessor Company			Predecessor Company	Company
				Period from January 1 through June 25, 2001	Period from June 26 through December 31, 2001
	Year Ended December 31,
						Year Ended December 31, 2002
	1998	1999	2000
Net loss	$(3,931)	$(8,928)	$(39,224)	$(149,338)	$(53,635)	$(89,160)
Interest expense, (net)	17,304	23,508	49,221	41,337	34,821	61,707
Depreciation and amortization	25,970	35,749	76,502	53,077	99,054	143,079
Income tax benefit	(1,395)	(1,647)	(4,022)	(2,823)	(30,797)	(14,219)
(Income) loss from discontinued operations, net of tax	(21)	4,275	4,334	—	—	—

EBITDA	$37,927	$52,957	$86,811	$(57,747)	$49,443	$101,407

We discuss EBITDA and the limitations of this financial measure under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure" on page 27. EBITDA consists of income (loss) from continuing operations, which includes corporate non-cash deferred stock compensation, before income taxes and, if applicable, before discontinued operations, net of tax plus interest expense (net) and depreciation and amortization. This term is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States.

Summary Historical Consolidated Financial Data (Continued)
(in thousands, except per share amounts)

	Company
	Three Months Ended March 31, 2002	Three Months Ended March 31, 2003
	(as restated)	(as restated)
OPERATING DATA:
Net broadcasting revenue	$72,633	$77,171
Operating expenses:
Cost of revenues, exclusive of depreciation and amortization shown separately below	22,222	22,699
Selling, general and administrative	27,105	26,598
Corporate general and administrative	2,772	2,321
Corporate non-cash deferred stock compensation	11,683	3,887
Depreciation and amortization	35,771	35,456

Total operating expenses	99,553	90,961

Operating income (loss)	(26,920)	(13,790)
Interest expense, net	15,589	13,986
Loss (gain) on sale of assets	21	4
Other expense (income), net	22	(1)

Loss before income tax (benefit) expense	(42,552)	(27,779)
Income tax (benefit) expense	(5,885)	6,063

Net loss	(36,667)	(33,842)
Dividend requirement and premium paid on redemption of exchangeable preferred stock	1	—

Net loss applicable to common shares	$(36,668)	$(33,842)

Basic and diluted net loss per common share	$(0.38)	$(0.35)

Weighted average common shares outstanding	96,134	96,134

OTHER DATA (1):
Cash flow provided by (used in):
Operating activities	$11,247	$19,721
Investing activities	(2,348)	(10,005)
Financing activities	(5,745)	(7,632)
EBITDA	8,808	21,663
Capital expenditures	(2,325)	(1,785)
Current tax expense	438	303
Deferred tax (benefit) expense	(6,323)	5,760

(1)
Other data:

The table below reconciles net loss to EBITDA:

	Company
	Three Months Ended March 31, 2002	Three Months Ended March 31, 2003
Net loss	$(36,667)	$(33,842)
Interest expense, (net)	15,589	13,986
Depreciation and amortization	35,771	35,456
Income tax (benefit) expense	(5,885)	6,063

EBITDA	$8,808	$21,663

We discuss EBITDA and the limitations of this financial measure under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure" on page 27. EBITDA consists of income (loss) from continuing operations, which includes corporate non-cash deferred stock compensation, before income taxes and, if applicable, before discontinued operations, net of tax plus interest expense (net) and depreciation and amortization. This term is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States.

RISK FACTORS

        You should carefully consider the risks described below, as well as other information included in this prospectus, before making an investment decision regarding our common stock. Our business, results of operations or financial condition may be materially and adversely affected by any of these risks. The value of your investment may increase or decrease due to any of these risks.

Risks Related to Our Business

Decreased spending by advertisers can adversely affect our advertising revenue.

        Since virtually all of our revenue is generated from the sale of local, regional and national advertising for broadcast on our radio stations, a recession or downturn in the United States economy could have an adverse effect on us as advertisers generally reduce their spending during economic downturns. In addition, because a substantial portion of our revenue is derived from local advertisers, our ability to generate advertising revenue in specific markets could be adversely affected by local or regional economic downturns. For example, in 2001, due to weakness in the general advertising sector and in our markets, which was further exacerbated by the events of September 11, our pro forma net broadcasting revenue declined 8.5%.

We may lose audience share and advertising revenue to competing radio stations or other types of media competitors.

        We operate in a highly competitive industry. Our radio stations compete for audiences and advertising revenue with other radio stations and station groups, as well as with other media such as broadcast television, newspapers, magazines, cable television, satellite television, satellite radio, outdoor advertising, the Internet and direct mail. Audience ratings and market shares are subject to change. Any adverse change in a particular market, or adverse change in the relative market positions of the stations located in a particular market could have a material adverse effect on our revenue or ratings, could require increased promotion or other expenses in that market, and could adversely affect our revenue in other markets. Other radio broadcasting companies may enter the markets in which we operate or may operate in the future. These companies may be larger and have more financial resources than we have. Our radio stations may not be able to maintain or increase their current audience ratings and advertising revenue. In addition, from time to time, other stations may change their format or programming, a new station may adopt a format to compete directly with our stations for audiences and advertisers, or stations might engage in aggressive promotional campaigns. These tactics could result in lower ratings and advertising revenue or increased promotion and other expenses and, consequently, lower earnings and cash flow for us. Audience preferences as to format or programming may also shift due to demographic or other reasons. Any failure by us to respond, or to respond as quickly as our competitors, could have an adverse effect on our business and financial performance. We cannot assure you that we will be able to maintain or increase our current audience ratings and advertising revenue.

We have substantial indebtedness that could limit our ability to grow and compete.

        Although we intend to use our proceeds from this offering to repay approximately $369.0 million of our existing indebtedness, we will continue to have a substantial amount of debt, a portion of which will bear interest at variable rates. Our substantial financial leverage and, as a result, our significant debt service obligations, may have a significant impact on our financial results and operations, including limiting our ability to:

  •
  obtain additional financing for working capital, capital expenditures, acquisitions, debt payments or other corporate purposes;

  •
  compete with competitors that are better capitalized than us; and

  •
  react to changing market conditions, changes in our industry and economic downturns.

        As of March 31, 2003, we had indebtedness of $1,014.7 million, consisting of $500.0 million of subordinated debentures, $513.5 million under our credit facility and $1.2 million of other indebtedness. We intend to use substantially all of our net proceeds from this offering to repay approximately $369.0 million under our credit facility. See "Use of Proceeds" below. After this offering, we will be able to incur substantial additional indebtedness. Under our credit facility, after giving effect to our approximately $369.0 million repayment, as of June 30, 2003, we may borrow up to an additional $200.0 million under the revolving portion of our credit facility, in addition to up to $400.0 million that we may solicit under an incremental facility. We may reborrow under our revolving credit facility as needed to fund our working capital needs, for general corporate purposes and to fund the acquisitions of additional radio stations. The terms of our debt are described in greater detail below in "Description of Our Indebtedness".

If we lose key personnel, including on-air talent, our business could be disrupted and our financial performance could suffer.

        Our business depends upon the continued efforts, abilities and expertise of our executive officers, primarily our Chairman and Chief Executive Officer, Farid Suleman, who joined us in March 2002. We believe that the unique combination of skills and experience possessed by Mr. Suleman would be difficult to replace, and his loss could have a material adverse effect on us, including impairing our ability to execute our business strategy. Mr. Suleman does not have a formal employment agreement. Additionally, our radio stations employ or independently contract with several on-air personalities and hosts of syndicated radio programs with significant loyal audiences in their respective broadcast markets. These on-air personalities are sometimes significantly responsible for the ranking of a station, and for the ability of the station to sell advertising. We cannot assure you that these individuals will remain with our radio stations or will retain their audiences.

We have a history of net losses that may continue for the foreseeable future.

        Our predecessor company had a net loss of $39.2 million for the year ended December 31, 2000, a net loss of $149.3 million for the period from January 1, 2001 through June 25, 2001, and we had a net loss of $53.6 million for the period from June 26, 2001 through December 31, 2001, a net loss of $89.2 million for the year ended December 31, 2002 and a net loss of $33.8 million for the three months ended March 31, 2003. The primary reasons for these losses are significant charges for depreciation and amortization relating to our acquisition of Citadel Communications and the acquisition of radio stations, as well as interest charges on our outstanding debt. If we acquire additional stations, these charges may increase further. We cannot assure you that we will be profitable in the future and our failure to do so could harm our business and cause the value of our common stock to decline.

If we cannot renew our FCC licenses, our business will be impaired.

        Our business depends upon maintaining our broadcasting licenses issued by the FCC, which are issued currently for a maximum term of eight years and are renewable. Our broadcasting licenses will expire between 2003 and 2006. Interested parties may challenge a renewal application. On rare occasions, the FCC has revoked licenses, not renewed them, or renewed them only with significant qualifications, including renewals for less than a full term. We cannot assure you that our pending or future renewal applications will be approved, or that the renewals will not include conditions or qualifications that could adversely affect our operations. If we fail to renew, or renew with substantial conditions or modifications (including renewing one or more of our licenses for a term of fewer than eight years) any of our licenses, it could prevent us from operating the affected station and generating revenue from it. Moreover, governmental regulations and policies may change over time and the changes may have a material adverse impact upon our business, financial condition and results of operations.

We could experience delays in expanding our business, be prevented from making acquisitions or be required to divest radio stations due to antitrust laws and other legislative and regulatory considerations.

        The Federal Trade Commission, the United States Department of Justice and the FCC carefully review our proposed business acquisitions and dispositions under their respective regulatory authority, focusing on the effects on competition, the number of stations owned in a market and the effects on concentration of market revenue share. Any delay, prohibition or modification required by regulatory authorities could adversely affect the terms of a proposed transaction or could require us to modify or abandon an otherwise attractive opportunity.

        The radio broadcasting industry is subject to extensive and changing federal regulation. Among other things, the Communications Act of 1934, as amended, which we refer to as the Communications Act, and FCC rules and policies limit the number of broadcasting properties that any person or entity may own, directly or by attribution, in any market and require FCC approval for transfers of control and assignments of licenses. The filing of petitions or complaints against us or any FCC licensee from which we acquire a station could result in the FCC delaying the grant of, or refusing to grant or imposing conditions on its consent to the assignment or transfer of control of licenses. The Communications Act and FCC rules and policies also impose limitations on non-U.S. ownership and voting of our capital stock. On June 2, 2003, the FCC concluded an omnibus rulemaking proceeding in which it examined all broadcast ownership rules, including the local radio ownership rule, the broadcast-newspaper ownership rule, the radio-television cross-ownership rule, the local television ownership rule, the national television ownership rule and the dual network rule. The FCC made significant changes to the local radio ownership rule and the way that it reviews radio station transactions. As a result of these changes, our existing station portfolio will exceed the applicable ownership limit in several markets. Existing ownership combinations, however, are "grandfathered," meaning the FCC will not require us to divest stations that we currently own in order to come into compliance with the new rules. The new rules will limit our ability to acquire radio stations that we would have been permitted to acquire under the old rules. Pending transactions are also subject to the new rules, which have not yet become effective. Under these new rules, we will be required to divest one or more stations in order to obtain FCC approval to consummate certain pending transactions. In addition, the FCC has placed a freeze on the filing and processing of applications for transfer of control and assignment of licenses pending approval by the Office of Management and Budget of new application forms or in some cases until the new rules become effective. Further, there is significant congressional opposition to the new rules, and bills have been introduced in Congress to modify or repeal the FCC's action, including a requirement that companies divest stations to come into compliance with the revised rules.

There are risks associated with our acquisition strategy.

        We intend to acquire radio stations in both mid-sized and large markets. We believe that the most material risks related to this strategy are:

  •
  increases in prices for radio stations due to increased competition for acquisition opportunities;

  •
  reduction in the number of suitable acquisition targets resulting from continued industry consolidation; and

  •
  failure or unanticipated delays in completing acquisitions due to difficulties in obtaining required regulatory approval, including the delay resulting from the FCC's adoption of new broadcast ownership rules and the related freeze on the filing and processing of applications for transfers of control and assignments of licenses.

The first two factors have influenced our ability to execute our acquisition strategy in the past and the third factor is currently affecting our pending acquisitions. Additional risks, which we have not yet experienced to a material degree, include:

  •
  difficulty in integrating operations and systems and managing a large and geographically diverse group of stations;

  •
  reduction in the number of suitable acquisition targets resulting from the more restrictive local radio ownership rule recently adopted by the FCC;

  •
  failure of some acquisitions to prove profitable or generate sufficient cash flow;

  •
  issuance of large amounts of common stock in order to purchase radio stations;

  •
  failure or unanticipated delays in completing acquisitions due to difficulties in obtaining required regulatory approvals;

  •
  need to finance acquisitions through funding from the credit or capital markets; and

  •
  inability to finance acquisitions on acceptable terms.

In order to remain competitive, we must respond to changes in technology, services and standards which characterize our industry.

        The radio broadcasting industry is subject to technological change, evolving industry standards and the emergence of new media technologies. We may not have the resources to acquire new technologies or to introduce new services that could compete with these new technologies. Several new media technologies are being developed, including the following:

  •
  audio programming by cable television systems, direct broadcast satellite systems, personal communications systems, Internet content providers and other digital audio broadcast formats;

  •
  satellite digital audio radio service, which is provided by two companies offering national satellite radio services, including numerous niche formats, with sound quality comparable to that of compact discs;

  •
  in-band on-channel digital radio, which could improve the quality of existing AM and FM stations, including stations owned by us; and

  •
  low-power FM radio, which could result in additional FM radio broadcast outlets designed to serve small, localized areas.

Risks Related to this Offering

We are controlled by affiliates of Forstmann Little & Co., whose interests may conflict with those of our other stockholders.

        Following this offering, Forstmann Little & Co. Equity Partnership-VI, L.P., Forstmann Little & Co. Equity Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P. and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P., which we refer to as the Forstmann Little partnerships, will own approximately 80% of our outstanding common stock and will continue to control us. Accordingly, they will be able to:

  •
  elect our entire board of directors;

  •
  control our management and policies; and

  •
  determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.

They will also be able to prevent or cause a change in control of us and amend our certificate of incorporation and bylaws at any time.

        Theodore J. Forstmann is a senior partner of, and Sandra J. Horbach and Gordon A. Holmes are general partners of, Forstmann Little & Co. Messrs. Forstmann and Holmes serve as members of our board of directors. Ms. Horbach also serves as a member of our board of directors and as one of our non-executive officers. Our chairman and chief executive officer Farid Suleman is a special limited partner of Forstmann Little & Co. and also provides advice and consulting services to Forstmann Little & Co. Two other directors, Michael A. Miles and J. Anthony Forstmann are special limited partners of Forstmann Little & Co. Mr. Miles also serves on the Forstmann Little advisory board and is an investor in certain portfolio companies of Forstmann Little. J. Anthony Forstmann is the brother of Theodore J. Forstmann. See "Management—Certain Relationships and Related Transactions" for a description of these and other relationships and transactions. As a result of these relationships, when conflicts between the interests of the Forstmann Little partnerships and the interests of our other stockholders arise, these directors and officers may not be disinterested. Under Delaware law, although our directors and officers have a duty of loyalty to us, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as the material facts as to the director's or officer's relationship or interest and as to the transaction are disclosed to our board of directors and a majority of our disinterested directors approves the transaction, or the transaction is otherwise fair to us.

        The interests of the Forstmann Little partnerships may conflict with the interests of our other stockholders.

If our stock price fluctuates after the initial public offering, you could lose a significant part of your investment.

        Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the New York Stock Exchange. Since the Forstmann Little partnerships will own approximately 80% of our outstanding common stock after this offering, we do not know if an active trading market will develop for our common stock or how our common stock will trade in the future. The market price could be subject to wide fluctuations in response to conditions and trends in the radio broadcasting industry and variations in our operating results and estimates. Since our common stock will be less liquid than other stocks whose ownership is less concentrated, these fluctuations may be larger than for the stock of other companies with greater liquidity. Negotiations between the underwriters and us will determine the initial public offering price and may not be representative of the market price that will prevail after this offering.

Existing stockholders may sell their common stock, which could adversely affect the market price of our common stock.

        Sales of a substantial number of shares of common stock into the public market after this offering, or the perception that these sales could occur, could materially and adversely affect our stock price. Immediately after the consummation of this offering, there will be 119,534,493 shares of common stock outstanding. We have granted to the Forstmann Little partnerships six demand rights to cause us, at our expense, to file a registration statement under the Securities Act covering resales of the 96,134,329 shares of common stock to be held by them after this offering. These shares, along with shares held by our executive officers, other employees and other existing stockholders who can participate in the registrations, will represent approximately 82% of our outstanding common stock following this offering. These shares may also be sold under Rule 144 under the Securities Act, depending on their holding period and subject to significant restrictions in the case of shares held by persons deemed to be our affiliates.

Purchasers of our common stock will experience substantial dilution in the net tangible book value per share of their investment.

        If you purchase shares in this offering, you will pay a price per share that substantially exceeds the tangible book value of our assets after subtracting our liabilities. Investors purchasing shares in this offering will contribute approximately 28% of the total amount to fund us but will only own approximately 18% of the shares outstanding. You may incur additional dilution if holders of options to purchase common stock, whether currently outstanding or subsequently granted, exercise their options following this offering.

We do not currently intend to pay dividends on our common stock.

        While dividends can represent one element of an investment return, you should not anticipate receiving any dividends with respect to your shares of common stock as we do not anticipate paying any dividends on shares of our common stock. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Our credit facility limits our ability to pay dividends and make distributions to our stockholders. Accordingly, if you purchase shares in this offering, to realize a gain on your investment, the price of our common stock must appreciate. This may not occur.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements, including those that relate to our future plans, objectives, expectations and intentions. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words "expects", "anticipates", "intends", "believes", "estimates", "seeks", and variations of these words and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including the factors described under "Risk Factors", that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Although we believe that these statements are based upon reasonable assumptions, we cannot assure you that our goals will be achieved. These forward-looking statements are made as of the date of this prospectus, and, except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we assume no obligation to update or revise them or provide reasons why actual results may differ.

MARKET AND INDUSTRY DATA

        We based or derived the station and market data we present in this prospectus from third-party sources. Unless otherwise indicated:

  •
  we derived all audience share data and audience ranking information from surveys of people ages 25-54, listening Monday through Sunday, 6 a.m. to 12 midnight, pertaining to each market, based on the Fall 2002 Market Report published by The Arbitron Ratings Company;

  •
  we derived our station group revenue ranking information for the full year 2002, our 2002 market revenue rank, the number of owned and operated stations in the market and the number of station groups in the market from BIA Financial Network, Inc.'s "Investing in Radio Market Report 2003" (1st edition);

  •
  we obtained our total number of listeners ages 12+ from The Arbitron Ratings Company;

  •
  we derived radio advertising industry revenue share levels for industry participants from revenue estimates for each company prepared by the "BIAfn Media Access Pro (2003)" produced by BIA Financial Network, Inc., and total radio advertising industry revenue from the Radio Advertising Bureau; and

  •
  we derived radio broadcasting market share of aggregate advertising revenue in each of 1992 and 2002, as well as radio broadcasting, television broadcasting, newspaper publishing and outdoor advertising compound annual growth rates from 1992 through 2002, from Zenith Optimedia's "Global Advertising Expenditure Forecasts" (December 2002).

        While we believe these industry publications are reliable, we have not independently verified them.

USE OF PROCEEDS

        We estimate that our net proceeds from our sale of 22,000,000 shares of common stock in this offering, after deducting estimated offering expenses and underwriting discounts and commissions of $27.0 million payable by us, will be approximately $369.0 million.

        We intend to use substantially all of our net proceeds from this offering to first repay amounts outstanding under our tranche B term loan, then to repay amounts outstanding under the revolving portion of our credit facility, with any remaining proceeds used to repay amounts outstanding under our tranche A term loan. Any net proceeds used to repay amounts outstanding under our tranche A and tranche B term loans will reduce the outstanding commitments under our credit facility and we will not be able to reborrow these amounts. Any net proceeds used to repay amounts outstanding under our revolving credit facility will not reduce the outstanding commitment under the revolving portion of our credit facility. Under the terms of our credit facility, the term loans are repayable in quarterly installments with the final quarterly installment of the tranche A term loan due on June 26, 2008 and the final quarterly installment of the tranche B term loan due on June 26, 2009. Loans outstanding under the revolving portion of our credit facility must be repaid on June 26, 2008. As of March 31, 2003, we had $97.5 million, $184.9 million, and $231.1 million outstanding under our revolving credit facility, the tranche B term loan, and the tranche A term loan, respectively. As of March 31, 2003, the effective interest rate for our credit facility was 3.81%. See "Description of Our Indebtedness". We incurred this indebtedness in connection with our acquisition of our predecessor company, Citadel Communications, in June 2001.

        We may reborrow under our revolving credit facility as needed to fund our working capital needs, for general corporate purposes and to fund the acquisitions of additional radio stations. As of the date of this prospectus, we have four transactions pending to purchase an aggregate of fifteen radio stations as follows:

Market	Number of Stations	Aggregate Cash Purchase Price
Des Moines, IA, New Orleans, LA and Springfield, MO	11	$128.0 million	(1)
Other acquisitions	4	25.1 million

Totals:	15	$153.1 million	(1)

(1)
We have entered into a letter of intent to sell the two radio stations in Springfield, MO being purchased in this transaction for approximately $5.0 million. The aggregate purchase price excludes this $5.0 million.

See "Business of Citadel—Acquisition Strategy" for a description of these pending acquisitions.

DIVIDEND POLICY

        We have not paid dividends in the past and we do not intend to pay any cash dividends for the foreseeable future. We intend to retain earnings, if any, for the future operation and expansion of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Our credit facility limits our ability to pay dividends and make distributions to our stockholders.

CAPITALIZATION

        The following table sets forth our cash position and capitalization at March 31, 2003, on an actual basis and on a pro forma basis. The pro forma data reflects the sale of 46,350 shares of common stock after March 31, 2003, the repurchase of 589,176 shares of common stock and cancellation of a related shareholder note after March 31, 2003, the issuance and sale of 22,000,000 shares of common stock offered by us in this offering and the use of the estimated net proceeds to us from the offering to repay a portion of our outstanding debt as described in "Use of Proceeds".

        In addition, you should read the following table in conjunction with "Unaudited Pro Forma Consolidated Condensed Statements of Operations", "Selected Historical Consolidated Financial Data", our consolidated financial statements and the accompanying notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Our Indebtedness" which are contained later in this prospectus.

	Actual	Pro Forma
	(in thousands)
Cash and cash equivalents	$4,218	$4,218

Long-term debt:
Credit facilities:
Revolving credit loans	97,500	—
Term loans	416,000	144,500
6% Subordinated Debentures	500,000	500,000
Other debt	1,201	1,201

Total debt	1,014,701	645,701
Less current maturities	9,685	449

Total long-term debt	1,005,016	645,252

Shareholders' equity:
Class A common stock, par value $.01 per share, 487,500,000 shares authorized, 96,134,329 shares outstanding	961	—
Class B common stock, par value $.01 per share, 12,500,000 shares authorized, 3,957,228 shares outstanding	40	—
Common stock, par value $.01 per share, 500,000,000 shares authorized, 119,534,493 shares outstanding, pro forma	—	1,195
Additional paid-in capital	1,026,625	1,391,731
Deferred compensation	(11,380)	(11,380)
Shareholder notes(1)	(3,026)	(2,260)
Accumulated deficit	(176,637)	(176,637)

Total shareholders' equity	836,583	1,202,649

Total capitalization	$1,841,599	$1,847,901

(1)
In June 2003, in connection with the termination of an employee and pursuant to a stockholder's agreement between us and this former employee, we repurchased the unvested portion of common stock held by this former employee, in part, through the cancellation of a note issued by the employee to us. The note was initially delivered to us by our former employee in partial payment for this former employee's purchase of our common stock.

DILUTION

        At March 31, 2003, we had a net tangible book deficit of $1,128.2 million or $11.57 per share. Net tangible book deficit is the difference between our total tangible assets and our total liabilities. We determined the net tangible book deficit per share by dividing our tangible net book deficit by the total number of shares of common stock outstanding adjusted for the sale of 46,350 shares of common stock after March 31, 2003 and the repurchase of 589,176 shares of common stock after March 31, 2003. After giving effect to the sale of the 22,000,000 shares of common stock offered by us in this offering at $18.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book deficit would have been approximately $762.1 million, or $6.38 per share of common stock. This represents an immediate increase in net tangible book value of $5.19 per share to existing stockholders and an immediate dilution of $24.38 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per common share		$18.00
Adjusted net tangible book deficit per common share at March 31, 2003	$11.57

Increase in adjusted net tangible book value per common share attributable to new investors	$5.19
Pro forma net tangible book deficit per common share after this offering		$6.38

Dilution per common share to new investors		$24.38

        The following table sets forth, on a pro forma basis as of March 31, 2003, the number of shares of common stock owned by existing stockholders, adjusted for the sale of 46,350 shares of common stock after March 31, 2003 and the repurchase of 589,176 shares of common stock after March 31, 2003, and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at $18.00, the mid-point of the range of the initial public offering prices set forth on the cover page of this prospectus, and before deduction of estimated underwriting discounts and commissions:

	Shares Purchased
			Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	97,534,493	82%	$1,020,150,390	72%	$10.46
New investors	22,000,000	18%	$396,000,000	28%	$18.00

Total	119,534,493	100%	$1,416,150,390	100%	$11.85

        Prior to this offering, there were 97,534,493 shares of common stock outstanding held by 17 stockholders.

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

        The unaudited pro forma consolidated condensed statements of operations have been derived by the application of pro forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma consolidated condensed statements of operations for the three months ended March 31, 2003 and the year ended December 31, 2002 give effect to this offering and the use of proceeds from this offering. The pro forma adjustment has been applied to derive the pro forma consolidated condensed statements of operations as if this transaction was consummated on January 1, 2002. The pro forma adjustment is described in the accompanying notes to the unaudited pro forma consolidated condensed statements of operations.

        The unaudited pro forma consolidated condensed statements of operations should not be considered indicative of actual results that would have been achieved had the above transaction been consummated on the dates or for the periods indicated and do not purport to indicate results of operations as of any future date or for any future period. The unaudited pro forma consolidated condensed statements of operations should be read in conjunction with our historical consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Unaudited Pro Forma Consolidated Condensed Statements of Operations
for the Year Ended December 31, 2002
(in thousands, except per share amounts)

	Year Ended December 31, 2002
	Actual	Adjustments for this Offering (1)	Pro Forma
	(as restated)
OPERATING DATA:
Net broadcasting revenue	$348,869	$—	$348,869

Operating expenses:
Cost of revenues, exclusive of depreciation and amortization shown separately below	92,786	—	92,786
Selling, general and administrative	116,808	—	116,808
Corporate general and administrative	10,751	—	10,751
Corporate non-cash deferred stock compensation	25,886	—	25,886
Depreciation and amortization	143,079	—	143,079

Total operating expenses	389,310	—	389,310

Operating income (loss)	(40,441)	—	(40,441)
Interest expense, net	61,707	(20,492)	41,215
Loss (gain) on sale of assets	805	—	805
Other expense (income), net	426	—	426

Loss before income tax (benefit) expense	(103,379)	20,492	(82,887)
Income tax (benefit) expense	(14,219)	909	(13,310)

Net income (loss)	$(89,160)	$19,583	$(69,577)

Basic and diluted net loss per common share	$(0.93)		$(0.58)

Weighted average common shares outstanding (2)	96,134		119,534

OTHER DATA (3):
Cash flow provided by (used in):
Operating activities	$64,104	$20,492	$84,596
Investing activities	(14,339)	—	(14,339)
Financing activities	(48,297)	—	(48,297)

(1)
The pro forma adjustments reflect reduced interest expense after giving effect to (i) the repayment of approximately $369.0 million of senior debt outstanding under our credit facility using the net proceeds from this offering, and (ii) the decrease of our average interest rate on the remaining amounts outstanding under our credit facility to 3.38% during 2002 as a result of improved leverage ratios due to the repayment of a portion of the credit facility. See "Use of Proceeds".

(2)
Pro forma weighted average common shares outstanding reflects (i) the exchange of each share of Class B common stock into .491 shares of Class A common stock and the redesignation of the Class A common stock as common stock, (ii) the sale of 46,350 shares of common stock after December 31, 2002, (iii) the repurchase of 589,176 shares of common stock after December 31, 2002, (iv) all other equity transactions that occurred during 2002 as if they had occurred on January 1, 2002, and (v) the sale of 22,000,000 shares of common stock in this offering. We intend to use substantially all of the net proceeds from this offering to repay indebtedness under our credit facility.

(3)
Other data:
	Year Ended December 31, 2002
	Actual	Adjustments for this Offering	Pro Forma
EBITDA	$101,407	$—	$101,407
The table below reconciles net loss to EBITDA:
Net loss	$(89,160)	$19,583	$(69,577)
Interest expense, (net)	61,707	(20,492)	41,215
Depreciation and amortization	143,079	—	143,079
Income tax benefit	(14,219)	909	(13,310)

EBITDA	$101,407	$—	$101,407

We discuss EBITDA and the limitations of this financial measure under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure" on page 27. EBITDA consists of income (loss) from continuing operations, which includes corporate non-cash deferred stock compensation, before income taxes and, if applicable, before discontinued operations, net of tax plus interest expense (net) and depreciation and amortization. This term is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States.

 Unaudited Pro Forma Consolidated Condensed Statements of Operations
for the Three Months Ended March 31, 2003
(in thousands, except per share amounts)

	Three Months Ended March 31, 2003
	Actual	Adjustments for this Offering (1)	Pro Forma
	(as restated)
OPERATING DATA:
Net broadcasting revenue	$77,171	$—	$77,171
Operating expenses:
Cost of revenues, exclusive of depreciation and amortization shown separately below	22,699	—	22,699
Selling, general and administrative	26,598	—	26,598
Corporate general and administrative	2,321	—	2,321
Corporate non-cash deferred stock compensation	3,887	—	3,887
Depreciation and amortization	35,456	—	35,456

Total operating expenses	90,961	—	90,961

Operating income (loss)	(13,790)	—	(13,790)
Interest expense, net	13,986	(4,114)	9,872
Loss (gain) on sale of assets	4	—	4
Other expense (income), net	(1)	—	(1)

Income (loss) before income tax expense	(27,779)	4,114	(23,665)
Income tax expense	6,063	—	6,063

Net income (loss)	$(33,842)	$4,114	$(29,728)

Basic and diluted net loss per common share	$(0.35)		$(0.25)

Weighted average common shares outstanding (2)	96,134		119,534

OTHER DATA (3):
Cash flow provided by (used in):
Operating activities	$19,721	$4,114	$23,835
Investing activities	(10,005)	—	(10,005)
Financing activities	(7,632)	—	(7,632)

(1)
The pro forma adjustments reflect reduced interest expense after giving effect to (i) the repayment of approximately $369.0 million of senior debt outstanding under our credit facility using the net proceeds from this offering, and (ii) the decrease of our average interest rate on the remaining amounts outstanding under our credit facility to 2.88% during the three months ended March 31, 2003 as a result of improved leverage ratios due to the repayment of a portion of the credit facility. See "Use of Proceeds".

(2)
Pro forma weighted average common shares outstanding reflects (i) the exchange of each share of Class B common stock into .491 shares of Class A common stock and the redesignation of the Class A common stock as common stock, (ii) the sale of 46,350 shares of common stock after March 31, 2003, (iii) the repurchase of 589,176 shares of common stock after March 31, 2003, and (iv) the sale of 22,000,000 shares of common stock in this offering. We intend to use substantially all of the net proceeds from this offering to repay indebtedness under our credit facility.

(3)
Other data:
	Three Months Ended March 31, 2003
	Actual	Adjustments for this Offering (1)	Pro Forma
EBITDA	$21,663	$—	$21,663
The table below reconciles net loss to EBITDA:
Net loss	$(33,842)	$4,114	$(29,728)
Interest expense, (net)	13,986	(4,114)	9,872
Depreciation and amortization	35,456	—	35,456
Income tax expense	6,063	—	6,063

EBITDA	$21,663	$—	$21,663

We discuss EBITDA and the limitations of this financial measure under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure" on page 27. EBITDA consists of income (loss) from continuing operations, which includes corporate non-cash deferred stock compensation, before income taxes and, if applicable, before discontinued operations, net of tax plus interest expense (net) and depreciation and amortization. This term is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        You should read the selected historical consolidated financial data below in conjunction with our consolidated financial statements and the accompanying notes. You should also read Management's Discussion and Analysis of Financial Condition and Results of Operations. All of these materials are contained later in this prospectus. We derived the historical consolidated financial data for the year ended December 31, 2000 and for the period from January 1, 2001 through June 25, 2001 from the audited consolidated financial statements of our predecessor company. We derived the historical consolidated financial data as of December 31, 2001 and 2002 and for the period from June 26, 2001 through December 31, 2001 and for the year ended December 31, 2002 from our audited consolidated financial statements. We derived the historical consolidated financial data as of March 31, 2003 and for the three months ended March 31, 2002 and 2003 from our unaudited interim consolidated condensed financial statements. The unaudited interim consolidated condensed financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for these periods. We derived the historical financial data as of December 31, 1998, 1999 and 2000 and for the years ended December 31, 1998 and 1999 from the audited consolidated financial statements of our predecessor company which are not contained in this prospectus. The selected consolidated historical financial data may not be indicative of future performance.

Selected Historical Consolidated Financial Data
(in thousands, except per share amounts)

	Predecessor Company			Predecessor Company	Company
	Year Ended December 31,			Period from January 1 through June 25, 2001	Period from June 26 through December 31, 2001
						Year Ended December 31, 2002
	1998	1999	2000
						(as restated)
OPERATING DATA:
Net broadcasting revenue	$133,312	$178,495	$284,824	$155,297	$168,187	$348,869

Operating expenses:
Cost of revenues, exclusive of depreciation and amortization shown separately below	46,019	53,936	81,168	53,960	55,655	92,786
Selling, general and administrative	45,826	61,376	96,191	57,076	56,938	116,808
Corporate general and administrative	4,295	7,010	9,092	5,620	6,038	10,751
Corporate non-cash deferred stock compensation	74	1,727	12,246	14,773	—	25,886
Depreciation and amortization (1)	25,970	35,749	76,502	53,077	99,054	143,079
Non-recurring merger charges (2)	—	—	—	40,596	—	—

Total operating expenses	122,184	159,798	275,199	225,102	217,685	389,310

Operating income (loss)	11,128	18,697	9,625	(69,805)	(49,498)	(40,441)
Interest expense, net	17,304	23,508	49,221	41,337	34,821	61,707
Loss on extinguishment of debt (3)	—	—	—	39,097	—	—
Loss (gain) on sale of assets	(1,045)	1,208	(818)	1,128	32	805
Other expense (income), net	216	281	134	794	81	426

Loss from continuing operations before income tax benefit and discontinued operations	(5,347)	(6,300)	(38,912)	(152,161)	(84,432)	(103,379)
Income tax benefit (4)	(1,395)	(1,647)	(4,022)	(2,823)	(30,797)	(14,219)

Loss from continuing operations before discontinued operations, net of tax	(3,952)	(4,653)	(34,890)	(149,338)	(53,635)	(89,160)
Income (loss) from discontinued operations, net of tax (5)	21	(4,275)	(4,334)	—	—	—

Net loss	(3,931)	(8,928)	(39,224)	(149,338)	(53,635)	(89,160)
Dividend requirement and premium paid on redemption of exchangeable preferred stock (6)	14,766	20,299	12,474	26,994	2	6

Net loss applicable to common shares	$(18,697)	$(29,227)	$(51,698)	$(176,332)	$(53,637)	$(89,166)

Basic and diluted loss from continuing operations before discontinued operations per common share					$(0.56)	$(0.93)

Basic and diluted net loss per common share					$(0.56)	$(0.93)

Weighted average common shares outstanding					96,134	96,134

OTHER DATA (7):
Cash flow provided by (used in):
Operating activities	$13,951	$15,346	$43,006	$(166)	$17,641	$64,104
Investing activities	(46,412)	(318,427)	(795,242)	2,222	(1,063,881)	(14,339)
Financing activities	127,431	218,407	742,347	(5,187)	1,046,906	(48,297)
EBITDA (7)	37,927	52,957	86,811	(57,747)	49,443	101,407
Capital expenditures	4,511	16,609	5,453	3,165	4,716	14,695
Current tax expense (benefit)	411	946	506	(5)	525	1,059
Deferred tax benefit	(1,806)	(2,593)	(4,528)	(2,818)	(31,322)	(15,278)
	Predecessor Company			Company
	December 31,			December 31,		March 31,
	1998	1999	2000	2001	2002	2003
					(as restated)	(as restated)
BALANCE SHEET DATA:
Cash and cash equivalents	$102,655	$17,981	$8,092	$666	$2,134	$4,218
Working capital	153,000	54,777	41,829	44,997	29,083	30,764
Intangible assets, net	266,446	538,664	1,273,520	2,109,825	1,987,480	1,964,788
Total assets	471,768	716,613	1,485,564	2,325,352	2,198,333	2,170,811
Long-term debt and other obligations (including current portion)	211,299	345,867	864,131	1,070,674	1,033,479	1,025,319
Exchangeable preferred stock	116,775	85,362	96,158	39	—	—
Shareholders' equity	103,963	219,209	414,271	940,604	866,575	836,583

(1)
We adopted SFAS No. 142 on January 1, 2002. See Note 2 to the Consolidated Financial Statements.

(2)
In connection with our acquisition of Citadel Communications, our predecessor company incurred approximately $40.6 million in non-recurring merger-related charges during the period from January 1, 2001 through June 25, 2001. These charges primarily included $26.9 million paid to employees for the cancellation of stock options as provided for under the merger agreement, $9.8 million for a merger fairness opinion, $2.5 million for legal, accounting and other professional fees and $0.9 million for a legal settlement to its shareholders.

(3)
In connection with our acquisition of Citadel Communications and the related extinguishment of substantially all of its 10 1/4% Senior Subordinated Notes due 2007 and all of our predecessor company's 9 1/4% Senior Subordinated Notes due 2008, our predecessor company recorded a loss of approximately $39.1 million in the period from January 1, 2001 through June 25, 2001.

(4)
We recorded a non-cash deferred income tax benefit during the period from June 26, 2001 through December 31, 2001. This benefit represents the utilization of deferred tax liabilities recorded at the date of our acquisition of our predecessor company. For the year ended December 31, 2002, due to an increase in valuation allowance related primarily to our net operating loss carryforwards, the tax benefit was limited to $14.2 million.

(5)
In December 1999, the predecessor company management decided to discontinue the operations of its Internet service provider.

(6)
In connection with our acquisition of Citadel Communications, our predecessor company recorded a $20.2 million premium paid on the redemption of substantially all of its 13 1/4% Exchangeable Preferred Stock. In addition, our predecessor company paid $6.8 million in dividends on the exchangeable preferred stock during the period from January 1, 2001 through June 25, 2001.

(7)
Other data:
The table below reconciles net loss to EBITDA:

	Predecessor Company			Predecessor Company	Company
				Period from January 1 through June 25, 2001	Period from June 26 through December 31, 2001
	Year Ended December 31,
						Year Ended December 31, 2002
	1998	1999	2000
Net loss	$(3,931)	$(8,928)	$(39,224)	$(149,338)	$(53,635)	$(89,160)
Interest expense (net)	17,304	23,508	49,221	41,337	34,821	61,707
Depreciation and amortization	25,970	35,749	76,502	53,077	99,054	143,079
Income tax benefit	(1,395)	(1,647)	(4,022)	(2,823)	(30,797)	(14,219)
(Income) loss from discontinued operations, net of tax	(21)	4,275	4,334	—	—	—

EBITDA	$37,927	$52,957	$86,811	$(57,747)	$49,443	$101,407

  We discuss EBITDA and the limitations of this financial measure under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure" on page 27. EBITDA consists of income (loss) from continuing operations, which includes corporate non-cash deferred stock compensation, before income taxes and, if applicable, before discontinued operations, net of tax plus interest expense (net) and depreciation and amortization. This term is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States.

Selected Historical Consolidated Financial Data (Continued)
(in thousands, except per share amounts)

	Company
	Three Months Ended March 31, 2002	Three Months Ended March 31, 2003
	(as restated)	(as restated)
OPERATING DATA:
Net broadcasting revenue	$72,633	$77,171
Operating expenses:
Cost of revenues, exclusive of depreciation and amortization shown separately below	22,222	22,699
Selling, general and administrative	27,105	26,598
Corporate general and administrative	2,772	2,321
Corporate non-cash deferred stock compensation	11,683	3,887
Depreciation and amortization	35,771	35,456

Total operating expenses	99,553	90,961

Operating income (loss)	(26,920)	(13,790)
Interest expense, net	15,589	13,986
Loss (gain) on sale of assets	21	4
Other expense (income), net	22	(1)

Loss before income tax (benefit) expense	(42,552)	(27,779)
Income tax (benefit) expense	(5,885)	6,063

Net loss	(36,667)	(33,842)
Dividend requirement and premium paid on redemption of exchangeable preferred stock	1	—

Net loss applicable to common shares	$(36,668)	$(33,842)

Basic and diluted net loss per common share	$(0.38)	$(0.35)

Weighted average common shares outstanding	96,134	96,134

OTHER DATA (1):
Cash flow provided by (used in):
Operating activities	$11,247	$19,721
Investing activities	(2,348)	(10,005)
Financing activities	(5,745)	(7,632)
EBITDA	8,808	21,663
Capital expenditures	(2,325)	(1,785)
Current tax expense	438	303
Deferred tax (benefit) expense	(6,323)	5,760

(1)
Other data:

The table below reconciles net loss to EBITDA:

	Company
	Three Months Ended March 31, 2002	Three Months Ended March 31, 2003
Net loss	$(36,667)	$(33,842)
Interest expense, (net)	15,589	13,986
Depreciation and amortization	35,771	35,456
Income tax (benefit) expense	(5,885)	6,063

EBITDA	$8,808	$21,663

We discuss EBITDA and the limitations of this financial measure under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure" on page 27. EBITDA consists of income (loss) from continuing operations, which includes corporate non-cash deferred stock compensation, before income taxes and, if applicable, before discontinued operations, net of tax plus interest expense (net) and depreciation and amortization. This term is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Introduction

        Citadel Broadcasting Company, which together with its parent Citadel Communications Corporation we refer to as our predecessor company, was founded in 1991 and grew rapidly through acquisitions subsequent to the passage of the Telecommunications Act of 1996. In June 2001, affiliates of Forstmann Little & Co. acquired our predecessor company from its public shareholders for an aggregate purchase price, including the redemption of debt and exchangeable preferred stock, of approximately $2.0 billion.

        Our operating subsidiary, Citadel Broadcasting Company, owns and operates radio stations and holds Federal Communications Commission (FCC) licenses in twenty-four states.

Sources of Revenue

        Our net broadcasting revenue is primarily derived from the sale of broadcasting time to local, regional and national advertisers. Net broadcasting revenue is gross revenue less agency commissions. Local revenue is comprised of advertising sales made within a station's local market or region either directly with the advertiser or through the advertiser's agency. National revenue represents sales made to advertisers/agencies who are purchasing advertising for multiple markets. These sales are typically facilitated by our national representation firm, which serves as our sales agent in these transactions. Our revenue is affected primarily by the advertising rates our radio stations charge as well as the overall demand for radio advertising time in a market. Advertising rates are based primarily on four factors:

  •
  a radio station's audience share in the demographic groups targeted by advertisers, as measured principally by quarterly reports issued by The Arbitron Ratings Company, or Arbitron;

  •
  the number of radio stations, as well as other forms of media, in the market competing for the same demographic groups;

  •
  the supply of and demand for radio advertising time; and

  •
  the size of the market.

        In the radio broadcasting industry, seasonal revenue fluctuations are common and are due primarily to variations in advertising expenditures by local and national advertisers. Typically, revenue is lowest in the first calendar quarter of the year and highest in the second and fourth calendar quarters of the year.

        We seek to diversify our revenue sources in many respects, including among advertisers, advertiser segments, geographic locations and formats. We generate revenue from multiple advertisers and advertiser segments including automotive companies, retail merchants, restaurants, fast food chains, telephone companies and grocery stores. In 2002, no single advertiser accounted for more than 10% of our net broadcasting revenue. Our local and regional advertising is sold primarily by our locally-based sales staff and our national advertising is sold by a national advertising representative firm. In 2002, we generated approximately 84% of our net broadcasting revenue from local and regional advertising and approximately 16% from national advertising.

Components of Expenses

        Our most significant broadcast expenses are (1) sales costs, (2) programming expenses, (3) advertising and promotional expenses and (4) administrative and technical expenses. We strive to control these expenses by working closely with local management and centralizing functions such as finance, accounting, legal, human resources and management information systems. We also use our multiple stations, market presence and purchasing power to negotiate favorable rates with several vendors.

        Depreciation and amortization of costs associated with the acquisition of radio stations and interest carrying charges historically have been significant factors in determining our overall profitability. Based on intangible assets currently held by us, and not giving effect to the closing of pending radio station acquisitions, we expect the total amortization expense incurred will continue to decrease due to the remaining weighted-average useful amortization period of intangible assets subject to amortization.

Non-GAAP Financial Measure

        We use the term "EBITDA" throughout this prospectus. EBITDA consists of income (loss) from continuing operations, which includes corporate non-cash deferred stock compensation, before income taxes and, if applicable, before discontinued operations, net of tax plus interest expense (net) and depreciation and amortization.

        This term, as we define it, may not be comparable to a similarly titled measure employed by other companies and is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States, or GAAP.

        We use EBITDA as a measure of operating performance, we do not use it as a measure of liquidity. EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP or as a measure of liquidity.

        We believe EBITDA is useful to an investor in evaluating our operating performance because:

  •
  it is widely used in the broadcasting industry to measure a company's operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets. We believe that, by eliminating such effects, EBITDA provides a meaningful measure of overall corporate performance exclusive of our capital structure and the method by which our assets were acquired; and

  •
  it helps investors more meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our capital structure (primarily interest charges from our outstanding debt) and asset base (primarily depreciation and amortization of our FCC licenses) from our operating results.

        Our management uses EBITDA:

  •
  as a measurement of operating performance because it assists us in comparing our performance on a consistent basis as it removes the impact of our capital structure (primarily interest charges from our outstanding debt) and asset base (primarily depreciation and amortization of our FCC licenses) from our operating results;

  •
  in presentations to our board of directors to enable them to have the same consistent measurement basis of operating performance used by management;

  •
  as a measure for determining our operating budget;

  •
  as a measure for planning and forecasting overall and individual radio station cluster expectations and for evaluating actual results against such expectations; and

  •
  as the basis for incentive bonuses paid to our executive officers and our station managers.

        The SEC recently adopted rules regulating the use of non-GAAP financial measures, such as the one we are using, in filings with the SEC and in disclosures and press releases. These rules require non-GAAP financial measures to be presented with and reconciled to the most nearly comparable financial measure calculated and presented in accordance with GAAP. We have included a presentation of net income (loss) as calculated under GAAP and a reconciliation to EBITDA on a consolidated basis, under "Unaudited Pro Forma Consolidated Condensed Statements of Operations" and "Selected Historical Consolidated Financial Data".

Basis of Presentation

        On June 26, 2001, we acquired all of the outstanding common stock of Citadel Communications Corporation. In this prospectus, we refer to Citadel Communications, together with its wholly owned operating subsidiary Citadel Broadcasting Company, prior to June 26, 2001 as our predecessor company. Results for the year ended December 31, 2001 include results for both our predecessor company and us. Results for the year ended December 31, 2000 and the period from January 1, 2001 through June 25, 2001 are the results of our predecessor company. As more fully discussed below, our results for 2001 include additional depreciation, amortization and interest expenses, as well as non-recurring merger charges and a loss on extinguishment of debt directly related to our acquisition of Citadel Communications and related transactions in June 2001. Our 2001 operations are not comparable to those of prior periods, nor are they necessarily indicative of future results. In order to enhance comparability, the following discussion of our results of operations for the years ended December 31, 2000 and 2001 is supplemented by pro forma financial information that gives effect to our acquisition of Citadel Communications and all other acquisitions and divestitures of radio stations that occurred after January 1, 2000 as if they had occurred on January 1, 2000. The pro forma financial information presented in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" section does not give effect to this offering or the use of proceeds from this offering, and thus does not reflect the reduction in interest expense arising from the repayment of indebtedness using the net proceeds of this offering. We are including this information in order to provide results which include all stations we owned as of December 31, 2002 for all periods presented. The pro forma results are presented for information purposes only and are not necessarily indicative of the operating results that would have occurred had the transactions actually occurred at the beginning of 2000, nor are they necessarily indicative of future operating results.

Restatement

        Subsequent to filing our initial Registration Statement on Form S-1, our management determined that the amount of corporate non-cash deferred stock compensation and deferred compensation related to options granted to our chief executive officer and stock purchased by our chief executive officer should be adjusted. For purposes of calculating corporate non-cash deferred stock compensation and deferred compensation, we adjusted the fair value at the date of grant of the Class A common stock underlying the options from $8.41 per share to $13.05 per share. In addition, we adjusted the fair value of the Class B common stock purchased by our chief executive officer from $3.50 per share to $4.83 per share. As a result, as described in Note 18 to our consolidated financial statements, our consolidated financial statements as of and for the year ended December 31, 2002, as of and for the three months ended March 31, 2003 and for the three months ended March 31, 2002 have been restated from the amounts previously reported to reflect the changes in deferred compensation and corporate non-cash deferred stock compensation. The amounts presented in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" have been adjusted to reflect the restatement. See "Description of Capital Stock—Overview" for a discussion of our recapitalization.

Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002

        Net Broadcasting Revenue.    Net broadcasting revenue was $77.2 million for the three months ended March 31, 2003, an increase of $4.6 million, or 6.3%, as compared to $72.6 million for the three months ended March 31, 2002. The increase was caused by higher revenues from most of our stations. National revenue increased approximately $1.8 million, or 17.9%, while local revenue increased approximately $2.7 million, or 4.3%. National revenue growth outpaced local revenue growth as national revenue was just beginning to recover in the first quarter of 2002 due to the prior year's economic downturn. Overall growth in net broadcasting revenues was a result of improving economic factors affecting the advertising climate. Net broadcasting revenue, excluding barter revenue, increased in the three months ended March 31, 2003 by $5.0 million, or 7.1%, compared to the corresponding period in 2002, while barter revenue, which represents revenue earned in exchange for goods or services received from advertisers, decreased $0.4 million, or 20.0%.

        Cost of Revenues.    Cost of revenues was $22.7 million for the three months ended March 31, 2003 as compared to $22.2 million for the three months ended March 31, 2002. Barter expenses, which represent the value of services received from advertisers in exchange for commercial air-time, decreased by $0.4 million, or 21.4%, over the same period in 2002, while the remaining cost of revenues increased by $0.9 million, or 4.5%, from March 2002 to March 2003.

        Selling, General and Administrative.    Selling, general and administrative expenses decreased $0.5 million, or 1.8%, from $27.1 million for the three months ended March 31, 2002 to $26.6 million for the three months ended March 31, 2003.

        Corporate General and Administrative Expenses.    Corporate general and administrative expenses were $2.3 million for the three months ended March 31, 2003, a decrease of $0.5 million, or 17.9%, as compared to $2.8 million for the three months ended March 31, 2002. This decrease was primarily due to a reduction in corporate staffing and related expenses of $0.4 million.

        Corporate Non-Cash Deferred Stock Compensation.    Corporate non-cash deferred stock compensation expense was $3.9 million for the three months ended March 31, 2003 as compared to $11.7 million for the three months ended March 31, 2002. The compensation expense relates to stock options granted to our chief executive officer in March 2002 and shares of common stock issued to our chief executive officer in April 2002, and the expense is recognized over the vesting period of the options and shares.

        Operating Loss.    Operating loss was $13.8 million for the three months ended March 31, 2003, an improvement of $13.1 million as compared to an operating loss of $26.9 million for the three months ended March 31, 2002. This decrease in operating loss was primarily attributable to the increased revenue and a reduction in corporate non-cash deferred stock compensation.

        Interest Expense (Net of Interest Income).    Interest expense was $14.0 million for the three months ended March 31, 2003, a decrease of $1.6 million, or 10.3%, as compared to $15.6 million for the three months ended March 31, 2002. The decrease resulted from a decrease in the interest rates payable on our senior indebtedness during the three months ended March 31, 2003, which ranged from 3.80% to 4.54% as compared to a range of 4.59% to 5.29% during the three months ended March 31, 2002, in addition to a reduction in our overall outstanding indebtedness. During the three months ended March 31, 2003, our outstanding debt averaged $1,018.8 million compared to an average of $1,054.7 million during the three months ended March 31, 2002.

        EBITDA.    EBITDA was $21.7 million for the three months ended March 31, 2003, an increase of $12.9 million, or 146.6%, as compared to $8.8 million for the three months ended March 31, 2002. The increase in EBITDA is primarily attributable to the increased revenue and a reduction in corporate non-cash deferred stock compensation.

        Income Taxes.    Income tax expense for the three months ended March 31, 2003 was $6.1 million and income tax benefit for the three months ended March 31, 2002 was $5.9 million. The income tax expense incurred in the three months ended March 31, 2003 is primarily due to the amortization of indefinite lived intangibles for income tax purposes, for which no benefit can be recognized until the assets are disposed of, plus state franchise taxes. The income tax benefit for the three months ended March 31, 2002 is primarily due to the net utilization of deferred tax liabilities established at the date we were acquired, June 26, 2001, due to differences in the tax bases and the financial statement carrying amounts of intangibles and property and equipment due to a stock-based acquisition offset by state franchise tax expense.

        Net Loss.    As a result of the factors described above, our net loss decreased $2.9 million to a loss of $33.8 million for the three months ended March 31, 2003, as compared to a net loss of $36.7 million for the corresponding period in 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Net Broadcasting Revenue.    Net broadcasting revenue was $348.9 million for the year ended December 31, 2002, an increase of $25.4 million, or 7.9%, as compared to $323.5 million for the year ended December 31, 2001. The increase was caused by higher revenues at most of our radio stations. National revenue increased approximately $12.4 million, or 28.5%, while local revenue increased approximately $13.0 million, or 4.6%. National revenue growth outpaced local revenue growth primarily because 2001 national revenue was negatively impacted more severely than local revenue during the prior year's economic downturn. Overall growth in net broadcasting revenues was a result of the improved economic environment. Net broadcasting revenue, excluding barter revenue, increased $28.5 million, or 9.1%, in 2002 compared to 2001, while barter revenue decreased $3.1 million, or 27.2%.

        Cost of Revenues.    Cost of revenues was $92.8 million for the year ended December 31, 2002, a decrease of $16.8 million, or 15.3%, as compared to $109.6 million for the year ended December 31, 2001. The decrease was principally due to a reduction in barter expense of $12.7 million, or 60.7%, and promotional expense of $3.3 million.

        Selling, General and Administrative.    Selling, general and administrative expenses increased by $2.8 million, or 2.5%, from $114.0 million for the year ended December 31, 2001 to $116.8 million for the year ended December 31, 2002.

        Corporate General and Administrative Expenses.    Corporate general and administrative expenses were $10.8 million for the year ended December 31, 2002, a decrease of $0.9 million, or

7.7%, as compared to $11.7 million for the year ended December 31, 2001. The decrease was primarily due to a reduction in corporate staffing and related expenses of $1.1 million and a reduction in professional fees of $1.1 million offset by an increase in corporate incentive compensation of $1.3 million.

        Corporate Non-Cash Deferred Stock Compensation.    In 2002, we issued stock options, which have an exercise price less than the fair market value of the underlying stock on the date of grant, and shares of common stock at a price less than the fair market value of the common stock on the date of sale, to our new chief executive officer resulting in a corporate non-cash deferred stock compensation charge of approximately $25.9 million for the year ended December 31, 2002 as compared to $14.8 million incurred during 2001 relating to stock options of our predecessor company. For options granted and shares sold as of December 31, 2002, we expect to incur additional corporate non-cash deferred stock compensation expense of approximately $15.3 million over the next two years.

        Depreciation and Amortization.    Depreciation and amortization expenses were $143.1 million for the year ended December 31, 2002, a decrease of $9.0 million, or 5.9%, as compared to $152.1 million for 2001, primarily due to the adoption of SFAS No. 142 on January 1, 2002 offset by additional amortization of $58.9 million related to the increase in the value of intangibles due to the acquisition of Citadel Communications in June of 2001. If SFAS No. 142 had been issued and we had adopted it on January 1, 2001, our depreciation and amortization expenses would have been reduced by $67.8 million for the year ended December 31, 2001.

        Non-Recurring Merger Charges.    During the year ended December 31, 2001, our predecessor company incurred $40.6 million of non-recurring merger charges.

        Operating Loss.    Operating loss was $40.4 million for the year ended December 31, 2002, an improvement of $78.9 million as compared to an operating loss of $119.3 million for the year ended December 31, 2001. This decrease in operating loss was primarily attributable to the elimination of non-recurring merger charges, higher net broadcasting revenue, lower cost of revenues and lower depreciation and amortization expenses partially offset by an increase in corporate non-cash deferred stock compensation expense.

        Interest Expense (Net of Interest Income).    Interest expense was $61.7 million for the year ended December 31, 2002, a decrease of $14.5 million, or 19.0%, as compared to $76.2 million for the year ended December 31, 2001. The decrease resulted from a significant decrease in the interest rates payable on our senior indebtedness in 2002, which ranged from 3.88% to 5.75% for the year ended December 31, 2002 as compared to a range of 4.60% to 9.56% for the year ended December 31, 2001, partially offset by higher levels of average outstanding indebtedness and amortization of debt issuance costs. During the year ended December 31, 2002, our outstanding debt averaged $1,044.0 million compared to an average of $854.7 million during the year ended December 31, 2001. Additionally, we incurred amortization expense related to debt issuance costs of $3.7 million in 2002 compared to $2.5 million in 2001.

        EBITDA.    EBITDA was $101.4 million for the year ended December 31, 2002, an increase of $109.7 million as compared to $(8.3) million for the year ended December 31, 2001. This increase was caused by the increase in net broadcasting revenue, and decreases in non-recurring merger charges, loss on extinguishment of debt, cost of revenues and corporate general and administrative expenses partially offset by an increase in corporate non-cash deferred stock compensation expense.

        Income Taxes.    Income tax benefit for the year ended December 31, 2002 was approximately $14.2 million compared to an income tax benefit of approximately $33.6 million for the year ended December 31, 2001. The income tax benefit for the years ended December 31, 2001 and 2002 is primarily due to the net utilization of deferred tax liabilities established at the date we were acquired, June 26, 2001, due to differences in the tax bases and the financial statement carrying amounts of intangibles and property and equipment due to a stock-based acquisition offset by state franchise tax expense. In addition, the income tax benefit for the year ended December 31, 2002 was reduced by the establishment of a valuation allowance related to our deferred tax assets.

        Net Loss.    As a result of the factors described above, our net loss decreased $113.8 million to a loss of $89.2 million for the year ended December 31, 2002, as compared to a loss of $203.0 million for the year ended December 31, 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

        Net Broadcasting Revenue.    Net broadcasting revenue was $323.5 million for the year ended December 31, 2001, an increase of $38.7 million, or 13.6%, as compared to $284.8 million for the year ended December 31, 2000. The increase was primarily due to an increase of $8.4 million from our acquisition of five radio stations in Tucson, AZ in 2001 and an increase of $56.1 million from the inclusion of full-year revenues from our acquisitions of 57 FM and 29 AM radio stations in 2000, partially offset by a decrease of $4.2 million related to the dispositions of seven radio stations in our Monroe, LA and Atlantic City, NJ markets in 2001. The increase was also offset by a decrease of $21.6 million in revenues in 2001 from radio stations we owned and operated for both 2000 and 2001 primarily because net broadcasting revenue was adversely impacted in 2001 due to a decline in advertising rates and demand for available air-time. Net broadcasting revenue, excluding barter revenue, increased $46.5 million, or 17.5%, in 2001 compared to 2000 while barter revenue decreased $7.8 million, or 40.6%.

        On a pro forma basis, net broadcasting revenue was $322.5 million for the year ended December 31, 2001, a decrease of $29.9 million, or 8.5%, as compared to $352.4 million for the year ended December 31, 2000. The decline was due to weakness in the general advertising sector and in our markets, which was exacerbated by the September 11 events. Our national advertising revenue declined $8.7 million, or 16.5% as compared to a decline of $9.6 million, or 4.2% in our local advertising revenue, primarily attributable to our ability to maintain local advertising revenues in our markets.

        Cost of Revenues.    Cost of revenues was $109.6 million for the year ended December 31, 2001, an increase of $28.4 million, or 35.0%, as compared to $81.2 million for the year ended December 31, 2000. The increase in cost of revenues was primarily attributable to the increase in the number of radio stations we owned arising from our acquisitions during 2000 and early 2001.

        On a pro forma basis, cost of revenues for the year ended December 31, 2001 were $108.2 million, essentially unchanged as compared to $107.2 million for the year ended December 31, 2000.

        Selling, General and Administrative.    Selling, general and administrative expenses increased by $17.8 million, or 18.5%, from $96.2 million for the year ended December 31, 2000 to $114.0 million for the year ended December 31, 2001. The increase was primarily attributable to the increase in the number of radio stations we owned arising from our acquisitions during 2000 and early 2001.

        On a pro forma basis, selling, general and administrative expenses for the year ended December 31, 2001 were $112.6 million, essentially unchanged as compared to $111.5 million for the year ended December 31, 2000.

        Corporate General and Administrative Expenses.    Corporate general and administrative expenses were $11.7 million for the year ended December 31, 2001, an increase of $2.6 million, or 28.6%, as compared to $9.1 million for the year ended December 31, 2000. The increase was primarily due to increased corporate and regional staffing levels in connection with our growing portfolio of markets and stations.

        Corporate Non-Cash Deferred Stock Compensation Expense.    Corporate non-cash deferred stock compensation expense was $14.8 million for the year ended December 31, 2001, an increase of $2.6 million, or 21.3%, as compared to $12.2 million for the year ended December 31, 2000. The increase was primarily due to accelerated amortization of deferred stock compensation by our predecessor company directly related to our acquisition of Citadel Communications in June 2001.

        Depreciation and Amortization.    Depreciation and amortization expenses were $152.1 million for the year ended December 31, 2001, an increase of $75.6 million, or 98.8%, as compared to $76.5 million for the year ended December 31, 2000. This increase was primarily due to the impact of our acquisition of Citadel Communications in June 2001 as well as radio station acquisitions completed in 2000 and early 2001.

        Non-Recurring Merger Charges.    Our predecessor company incurred non-recurring merger charges of $40.6 million for the year ended December 31, 2001, which were directly related to our acquisition of Citadel Communications.

        Operating Income (Loss).    Operating loss was $119.3 million for the year ended December 31, 2001, a decrease of $128.9 million as compared to operating income of $9.6 million for the year ended December 31, 2000. This decrease was attributable to higher cost of revenues, selling, general and administrative expenses, corporate general and administrative expenses, the non-recurring merger charges associated with our acquisition of Citadel Communications in June 2001 and higher depreciation and amortization expenses associated with our acquisition of Citadel Communications and acquisitions of radio stations during 2000 and 2001, as described above, partially offset by higher net broadcasting revenue.

        Interest Expense (Net of Interest Income).    Interest expense was $76.2 million for the year ended December 31, 2001, an increase of $27.0 million, or 54.9%, as compared to $49.2 million for the year ended December 31, 2000. This increase related primarily to increased borrowings associated with acquisitions of radio stations in 2000 and early 2001.

        Loss On Extinguishment of Debt.    Our predecessor company incurred a loss of $39.1 million for the year ended December 31, 2001, in connection with extinguishments of substantially all of its $101.0 million of 10 1/4% Senior Subordinated Notes due 2007 and all of its $115.0 million of 9 1/4% Senior Subordinated Notes due 2008. These notes were extinguished in connection with our acquisition of Citadel Communications in June 2001.

        EBITDA.    EBITDA was $(8.3) million for the year ended December 31, 2001, a decrease of $95.1 million as compared to $86.8 million for the year ended December 31, 2000, primarily due to non-recurring merger charges and increases in cost of revenues and corporate general and administrative expenses, partially offset by an increase in revenues.

        On a pro forma basis, EBITDA for the year ended December 31, 2001 was $4.3 million as compared to $113.0 million for the year ended December 31, 2000. This decrease was primarily the result of non-recurring merger charges, the decline in pro forma net broadcasting revenue, loss on extinguishment of debt and the increase in corporate general and administrative expenses.

        Income Tax Benefit.    The income tax benefit in 2001 primarily represents the utilization of deferred tax liabilities established at the date of our acquisition of Citadel Communications due to the differences in the tax bases and the financial statement carrying amounts of certain acquired intangibles and fixed assets.

        Net Loss.    As a result of the factors described above, net loss increased $163.8 million to $203.0 million for the year ended December 31, 2001 from $39.2 million for the year ended December 31, 2000.

Liquidity and Capital Resources

        Our primary sources of liquidity are cash provided by operations, undrawn commitments available under our credit facility and proceeds generated from the sale of our debt and equity securities. We have used, and will continue to use, a significant portion of our capital resources to complete acquisitions.

        We had approximately $98.9 million available to us under our credit facility as of March 31, 2003. Our ability to borrow under our credit facility is limited by our ability to comply with financial covenants and representations. See "—Credit Facility—Financial Covenants" for a further discussion of our financial covenants. As of December 31, 2002 and March 31, 2003, we were in compliance with all financial covenants under our credit facility.

        We intend to use substantially all of our net proceeds from this offering to first repay amounts outstanding under our tranche B term loan, then to repay amounts outstanding under the revolving portion of our credit facility, with any remaining proceeds used to repay amounts outstanding under our tranche A term loan. Any net proceeds used to repay amounts outstanding under our tranche A and tranche B term loans will reduce the outstanding commitments under our credit facility and we will not be able to reborrow these amounts. Any net proceeds used to repay amounts outstanding under our revolving credit facility will not reduce the outstanding commitment under the revolving portion of our credit facility. After giving effect to our approximately $369 million repayment, as of June 30, 2003, we will be able to borrow $200 million under our revolving credit facility, excluding approximately $9.1 million in outstanding letters of credit. To the extent our capital and liquidity requirements exceed the amounts available to us from operating cash flow and under our current credit facility, we intend to seek additional funding in the credit or capital markets.

        Operating Activities.    Net cash provided by operating activities was $64.1 million for the year ended December 31, 2002, as compared to $17.5 million for the year ended December 31, 2001. The increase in 2002 is primarily the result of an increase in net broadcasting revenue of $25.4 million, a decrease in cost of revenues and corporate expenses of $14.9 million and a decrease in net interest expense of $14.5 million offset by changes in operating assets and liabilities.

        Net cash provided by operating activities was $19.7 million for the three months ended March 31, 2003, as compared to $11.2 million for the three months ended March 31, 2002. This increase resulted primarily from an improvement in our operating results and reduced interest expense.

        Investing and Financing Activities.    Net cash used in investing activities decreased to $14.3 million for the year ended December 31, 2002, as compared to $1,061.7 million for the year ended December 31, 2001. For the year ended December 31, 2002, the primary uses were for the acquisition of a radio station and capital expenditures, which includes buildings, studio equipment, towers and transmitters, vehicles and other assets utilized in the operation of our stations. For the year ended December 31, 2001 the primary use related to our acquisition of Citadel Communications and associated merger costs.

        Net cash used in investing activities was $10.0 million for the three months ended March 31, 2003, as compared to $2.3 million for the three months ended March 31, 2002. This increase was primarily due to the acquisition of a radio station for approximately $7.7 million in the three months ended March 31, 2003.

        Net cash used in financing activities was $48.3 million for the year ended December 31, 2002 as compared to net cash flow from financing activities of $1,041.7 million for the year ended December 31, 2001. For the year ended December 31, 2002, the primary use was for the net repayment of debt and repurchase of shares of common stock while in the corresponding period in 2001, the primary source of financing was from the issuance of our common stock of $1,031.7 million related to the acquisition of Citadel Communications.

        Net cash used in financing activities was $7.6 million for the three months ended March 31, 2003, as compared to $5.7 million for the three months ended March 31, 2002. This increase was primarily due to the repayment of debt under our credit facility.

        On March 3, 2003, we completed the purchase of one AM radio station in the Oklahoma City, OK market for an aggregate purchase price of approximately $10.5 million. On April 1, 2003, we completed the purchase of one AM radio station serving the Boise, ID market for an aggregate cash purchase price of approximately $750,000 and on April 29, 2003 we completed the acquisition of one FM radio station in Montauk, NY for an aggregate cash purchase price of approximately $2.0 million. We funded these acquisitions through cash flows from operating activities. On May 9, 2003, we completed the acquisition of two FM stations in Stockton, CA, and one FM station in Reno, NV for an aggregate cash purchase price of $22.6 million. We funded this acquisition primarily with borrowings under our revolving credit facility. On June 2, 2003, we completed the acquisition of two FM radio stations in Pontiac, IL for an aggregate cash purchase price of $5.5 million. We funded this acquisition through cash flows from operating activities.

        On July 15, 2003, we repurchased all unvested shares of our common stock held by two former employees, including an executive officer, at cost for an aggregate purchase price of approximately $1.8 million. On May 12, 2003, we repurchased all unvested shares of our common stock held by a former executive officer at cost for an aggregate purchase price of approximately $1.6 million. On May 21, 2003, we issued a total of 46,350 shares of our common stock to our Chief Operating Officer for an aggregate purchase price of $500,320. The price paid for these shares was based upon the estimated fair value of the shares after applying a discount consistent with the discount applied to shares of common stock issued to management, which occurred primarily in June 2001.

        During 2002, we repurchased all of the shares of our common stock held by five former executives for an aggregate purchase price of approximately $16.3 million.

        On September 30, 2002, we completed the purchase of one FM radio station in the Oklahoma City, OK market for an aggregate cash purchase price of approximately $3.1 million. We accounted for this acquisition using the purchase method of accounting. On July 1, 2001, we completed our acquisition of all the assets of Slone Broadcasting Co. and all of the equity interests of Slone Radio,

LLC, which controlled three FM and two AM radio stations serving the Tucson, AZ market, for approximately $66.3 million in cash. We accounted for this acquisition using the purchase method of accounting.

        On July 1, 2001, we sold two FM radio stations and one AM radio station serving the Atlantic City/Cape May, NJ market for approximately $19.4 million in cash.

        In addition to debt service, our principal liquidity requirements are for working capital and general corporate purposes, capital expenditures and acquisitions of additional radio stations. Our capital expenditures totaled $14.7 million in the year ended December 31, 2002, as compared to $7.9 million and $5.5 million in the years ended December 31, 2001 and 2000. For the year 2003, we estimate that capital expenditures necessary for maintaining our facilities will be approximately $9.0 million. We believe that cash flows from operating activities, together with availability under our revolving credit facility, should be sufficient for us to fund our current operations for at least the next 12 months.

        As of the date of this prospectus, we have four transactions pending to purchase radio stations for cash purchase prices aggregating $158.1 million. We intend to fund these acquisitions through cash flows from operating activities and, to the extent these cash flows are insufficient, through borrowings under our credit facility.

        To the extent we require additional capital to fund our capital expenditures, pending or future acquisitions or any of our other contractual or commercial commitments, we intend to seek additional funding in the credit or capital markets and there can be no assurance that we will be able to obtain financing on terms acceptable to us. As of March 31, 2003, we had $513.5 million of borrowings outstanding under our credit facility. See "—Contractual and Commercial Commitments" for a more detailed discussion of our future commercial and contractual commitments and obligations.

Credit Facility

        On June 26, 2001, we entered into a $700 million bank credit facility with a syndicate of banks and other financial institutions led by JPMorgan Chase Bank, as a lender and administrative agent. On January 29, 2003, we amended our credit facility which, in part, reduced the facility to $650 million by reducing the commitment on the tranche B term loan from $250 million to $200 million. We financed this $50 million reduction through borrowings under our revolving credit facility. On March 31, 2003, we repaid $34 million of term loans with borrowings under our revolving credit facility. Payments made on the term loans reduce the commitment under our credit facility and therefore the funds are not available for future borrowings. Our credit facility, as amended, consists of the following:

	Commitment	Balance Outstanding (as of March 31, 2003)
Tranche A term loan	$250,000,000	$231,111,111
Tranche B term loan	200,000,000	184,888,889
Revolving credit facility	200,000,000	97,500,000

        Availability.    The amount available under our credit facility at March 31, 2003 was approximately $102.5 million in the form of revolving credit commitments. This excludes approximately $3.6 million in letters of credit outstanding as of March 31, 2003. Our ability to borrow under our credit facility is limited by our ability to comply with several financial covenants as well as a requirement that we make various representations and warranties at the time of borrowing. We intend to use substantially all of our net proceeds from this offering to first repay amounts outstanding under our tranche B term loan, then to repay amounts outstanding under the revolving portion of our credit facility, with any remaining proceeds used to repay amounts outstanding under our tranche A term loan. Any net proceeds used to repay amounts outstanding under our tranche A and tranche B term loans will reduce the outstanding commitments under our credit facility and we will not be able to reborrow these amounts. Any net proceeds used to repay amounts outstanding under our revolving credit facility will not reduce the outstanding commitment under the revolving portion of our credit facility. After giving effect to our approximately $369 million repayment, as of June 30, 2003, we will be able to borrow $200 million under our revolving credit facility, excluding approximately $9.1 million in outstanding letters of credit. See "Use of Proceeds". Our credit facility also provides that at any time prior to June 26, 2004, we may solicit incremental term and revolving loans not to exceed $400 million.

        Interest.    At our election, interest on any outstanding principal accrues at a rate based on either: (a) the greater of (1) the Prime Rate in effect; (2) the secondary market rate for three-month certificates of deposit from time to time plus 1%; or (3) the Federal Funds Rate plus 0.5%, in each case, plus a spread that ranges from 0.50% to 2.0%, depending on our leverage ratio; or (b) the Eurodollar rate (grossed-up for reserve requirements) plus a spread that ranges from 1.50% to 3.0%, depending on our leverage ratio.

        Maturity and Amortization.    The term loans are repayable in quarterly installments pursuant to a predetermined payment schedule. The tranche A term loan is repayable over a period of five years in quarterly installments, beginning on March 31, 2004, in amounts ranging from $9.2 million and increasing to $15.6 million for the final four quarterly repayments. The final quarterly payment on the tranche A term loan is due June 26, 2008. The tranche B term loan is repayable over a period of six years in quarterly installments, beginning on June 30, 2004, which are $0.5 million for the first five years of scheduled repayments and $44.2 million for the final four quarterly repayments. The final quarterly payment on the tranche B term loan is due June 26, 2009. The repayment of $34.0 million of term loans in March 2003 had the effect of reducing the required quarterly installments on the term loans. For the tranche A term loan, the prepayment of $18.9 million was applied to the September 2003 and December 2003 quarterly payments of $9.4 million each and the remaining $0.1 million was applied to the March 2004 payment. For the tranche B term loan, the prepayment of $15.1 million was applied to the September 2003, December 2003 and March 2004 quarterly payments of $0.5 million each and the remaining $13.6 million reduced the required future quarterly payments on a pro-rata basis.

        Fees.    We pay a commitment fee for the daily average unused commitment under the revolving credit commitment. The commitment fee ranges from 0.375% to 0.5% based on a pricing grid depending on our leverage ratio. In addition, we pay fees for each letter of credit issued under our credit facility.

        Commitment Reductions and Repayments.    Our loans under our credit facility must be prepaid with the net proceeds, in excess of $30 million in the aggregate, of specified asset sales and issuances of additional indebtedness which do not constitute permitted indebtedness under our credit facility. These prepayments are first applied to prepay our term loans and then to prepay our revolving credit loans. The commitments under the revolving portion of our credit facility will be permanently reduced by the amount of the repayment of this facility. The loans under our credit facility must also be prepaid with 50% of any excess cash flow for any fiscal year, commencing with fiscal year 2003, where, as of the end of that year, (1) we have no revolving credit loans outstanding, (2) we hold cash and cash equivalents in excess of $25 million and (3) our leverage ratio is greater than 4.5 to 1. These prepayments are first applied to prepay our revolving credit loans (without any permanent reduction in commitment amount) and then to prepay term loans.

        Security and Guarantees.    Our operating subsidiary, Citadel Broadcasting Company, is the primary borrower under this facility. We and each of our other subsidiaries have guaranteed the performance of Citadel Broadcasting Company under our credit facility. We and each of our subsidiaries have pledged to our lenders all of the equity interests in and intercompany notes issued by each of our respective subsidiaries.

        Non-Financial Covenants.    Our credit facility contains customary restrictive non-financial covenants, that, among other things, and with certain exceptions, limit our ability to incur additional indebtedness, liens and contingent obligations, enter into transactions with affiliates, make acquisitions, declare or pay dividends, redeem or repurchase capital stock, enter into sale and leaseback transactions, consolidate, merge or effect asset sales, make capital expenditures, make investments, loans, enter into derivative contracts, or change the nature of our business. At December 31, 2002 and March 31, 2003, we were in compliance with all non-financial covenants under our credit facility.

        Financial Covenants.    Our credit facility contains covenants related to the satisfaction of financial ratios and compliance with financial tests, including ratios with respect to maximum leverage, minimum interest coverage and minimum fixed charge coverage. Our maximum leverage covenant requires that, as of the last day of each fiscal quarter, our ratio of total senior indebtedness (which excludes our 6% subordinated debentures) to consolidated EBITDA (as defined in our credit agreement) for the four immediately preceding fiscal quarters may not be greater than 5.00 to 1 through September 30, 2003, and the ratio declines on October 1 of each year thereafter. The definition of consolidated EBITDA in our credit agreement is different from the definition we employ for purposes of our financial reporting. We discuss EBITDA and the limitations of this financial measure under "—Non-GAAP Financial Measure" on page 27.

        For purposes of our financial reporting, we define EBITDA as income (loss) from continuing operations, which includes corporate non-cash deferred stock compensation, before income taxes and, if applicable, before discontinued operations, net of tax, plus interest expense (net) and depreciation and amortization. Consolidated EBITDA as defined in our credit agreement provides for several adjustments to the definition of EBITDA that we use for purposes of our financial reporting. The principal adjustments are for non-cash compensation, gains and losses on the sale of fixed assets and pro forma adjustments for material acquisitions and dispositions. For the year ended December 31, 2002, our EBITDA (defined as for purposes of our financial reporting) was $101.4 million and our consolidated EBITDA (as defined in our credit agreement) was $128.1 million. Of this $26.7 million difference, $0.8 million was attributable to net losses on the sale of fixed assets, $25.9 million was attributable to non-cash compensation expense, and no pro forma adjustments were made for material acquisitions or dispositions. For the three months ended March 31, 2003, our EBITDA (defined as for purposes of our financial reporting) was $21.7 million and our consolidated EBITDA (as defined in our credit agreement) was $25.5 million. This $3.8 million difference was attributable to non-cash compensation expense and no adjustments were made for gains and losses on the sale of fixed assets or for pro forma adjustments for material acquisitions or dispositions. We have included a presentation of net income (loss) calculated under GAAP and a reconciliation to EBITDA on a consolidated basis (defined as for purposes of our financial reporting) under "Unaudited Pro Forma Consolidated Condensed Statements of Operations" and "Selected Historical Consolidated Financial Data".

        Our minimum interest coverage covenant requires that, as of the last day of each fiscal quarter, our ratio of consolidated EBITDA (as defined in our credit agreement) minus various capital expenditures, to consolidated senior interest expense (which excludes interest expense related to our 6% subordinated debentures) for the four immediately preceding fiscal quarters may not be less than 1.80 to 1 through September 30, 2003, and the ratio increases on October 1 of each year thereafter. Our minimum fixed charges coverage covenant requires that, as of the last day of each fiscal quarter, our ratio of consolidated EBITDA (as defined in our credit agreement) minus various capital expenditures and principal debt payments to fixed charges for the four immediately preceding fiscal quarters may not be less than the 1.00 to 1 through September 30, 2004, and the ratio increases on October 1 of each year thereafter. At December 31, 2002 and March 31, 2003, we were in compliance with all financial covenants under our credit facility.

Subordinated Debt

        In June 2001, we issued an aggregate of $500.0 million of subordinated debentures to two of the Forstmann Little partnerships in connection with our acquisition of Citadel Communications. The Forstmann Little partnerships immediately distributed the subordinated debentures to their respective limited partners. The subordinated debentures are our general senior subordinated obligations, are not subject to mandatory redemption and mature in three equal annual installments beginning June 26, 2012, with the final payment due on June 26, 2014. The debentures bear interest at a fixed rate of 6% which is payable semi-annually at the end of June and December each year. The balance of debentures outstanding as of March 31, 2003 was $500.0 million. The subordinated debentures are subordinated to our credit facility and other senior obligations we may incur in the future and do not include any restrictive financial covenants. The subordinated debentures may be prepaid by us at any time without premium, penalty or charge. We have a right of first refusal on the transfer of the debentures.

Recent Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. As required, we adopted SFAS No. 141 for all business combinations completed after June 30, 2001. This standard requires that business combinations initiated after June 30, 2001 be accounted for under the purchase method. Goodwill and other intangible assets that resulted from business combinations before July 1, 2001 must be reclassified to conform to the requirements of SFAS No. 141 as of January 1, 2002.

        We adopted SFAS No. 142 as of January 1, 2002 for all goodwill and other intangible assets recognized in our balance sheet as of January 1, 2002. This standard changes the accounting for goodwill and indefinite-lived intangibles from an amortization method to an impairment-only approach and introduces a new model for determining impairment charges.

        The new impairment model for goodwill under SFAS No. 142 requires performance of a two-step test for operations that have goodwill assigned to them. First, it requires a comparison of the book value of the net assets to the fair value of the related operations. Fair values are estimated using future discounted cash flows and a sales price multiple for such cash flows based on current market conditions. If fair value is determined to be less than book value, a second step is performed to compute the amount of impairment. In this process, the fair value of goodwill is estimated and is compared to its book value. Any shortfall of the fair value below book value represents the amount of goodwill impairment. In the first quarter of 2002, we completed our evaluation of goodwill and other specifically identifiable intangibles in accordance with SFAS No. 142's guidance.

        We believe that FCC licenses are indefinite-lived intangibles under the new standard. In the first quarter of 2002 we completed a transitional impairment test of goodwill and FCC licenses and did not identify any impairment. Amortization of goodwill and indefinite-lived intangibles ceased upon the adoption of SFAS No. 142.

        In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of

Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. We adopted the provisions of SFAS No. 144 at the beginning of the year ended December 31, 2002. The implementation of this standard did not have a significant impact on our financial position and results of operations.

        In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The most significant provisions of SFAS No. 145 relate to the rescission of SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, but SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Under this new statement, any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet certain defined criteria must be reclassified. We adopted this statement on January 1, 2003 and, as provided by this statement, retroactively applied the provisions to all periods presented herein.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. A fundamental conclusion reached by the FASB in this statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. This statement also establishes that fair value is the objective for initial measurement of the liability. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002.

        In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 requires disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. Additionally, a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial liability recognition and measurement provisions of FIN No. 45 apply prospectively to guarantees issued or modified after December 31, 2002. The disclosure requirements in FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. Our adoption of FIN No. 45 on January 1, 2003 did not have a material impact on our financial position or results of operations.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—and amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. SFAS No. 148's amendment of the transition and annual disclosure requirements of SFAS No. 123 are effective for the fiscal years ending after December 15, 2002. SFAS No. 148's amendment of the disclosure requirements of APB Opinion

No. 28 is effective for financial reports containing consolidated financial statements for interim periods beginning after December 15, 2002.

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, Consolidated Financial Statements. This interpretation applies immediately to variable interest entities created after January 31, 2002 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. This interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. Our adoption of FIN No. 46 is not expected to have a material impact on our financial position or results of operations.

        In April 2003, the FASB issued SFAS No. 149, Amendment to Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and certain provisions relating to forward purchases and sales of securities that do not yet exist. We have not determined the effect, if any, that SFAS No. 149 will have on our consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We will adopt the standard on July 1, 2003. We have not determined the effect, if any, that SFAS No. 150 will have on our consolidated financial statements.

Critical Accounting Policies

        We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States, which require us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable judgments. Actual results could differ from these estimates under different assumptions and conditions.

        We consider the following policies to be most critical in understanding the judgments involved in preparing our financial statements and the uncertainties that could affect our results of operations, financial condition and cash flows.

        Allowance for Doubtful Accounts.    We recognize an allowance for doubtful accounts based on historical experience of bad debts as a percent of its aged outstanding receivables. Based on historical information, we believe that our allowance is adequate. However, changes in general economic, business and market conditions could affect the ability of our customers to make their required payments; therefore, the allowance for doubtful accounts is reviewed monthly and changes to the allowance are updated as appropriate.

        Long-Lived Assets.    Our long-lived assets include FCC licenses, goodwill and other intangible assets. At March 31, 2003 and December 31, 2002, we had approximately $1,964.8 million and

$1,987.5 million, respectively, in intangible assets, which represent approximately 91% and 90%, respectively, of our total assets. Prior to our adoption of SFAS No. 142, we determined the recoverability of all of our long-lived assets by comparing the carrying amount of an asset to the estimated future undiscounted cash flows expected to be generated by the asset. If the assets were considered to be impaired, the impairment recognized was measured by the amount by which the carrying amount of the assets exceeded the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. On January 1, 2002, we adopted SFAS No. 142 and have tested all intangible assets in accordance with the requirements of SFAS No. 142. See "—Recent Accounting Pronouncements". Our policy for reviewing other long-lived assets for possible impairment has not changed.

        Income Taxes.    We utilize the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Contractual and Commercial Commitments

        The following tables and discussion reflect our significant contractual obligations and other commercial commitments as of March 31, 2003:

	Payments Due by Period (in millions)
Contractual Obligations	Total	Less than 1 year	1 to 3 years	Beyond 3 years
Notes payable and subordinated debt	$1,013.5	$9.2	$100.6	$903.7
Pending acquisitions(1)	55.9	55.9	—	—
Sports contracts	34.6	6.7	11.9	15.9
Station programming	24.7	8.6	16.0	0.1
Operating leases	30.0	5.0	7.6	17.4
Employment contracts	18.5	10.7	7.3	0.6
Other contractual obligations	15.6	5.9	7.4	2.3

Total contractual cash obligations	$1,192.8	$102.0	$150.8	$940.0

(1)
Our pending acquisitions are subject to the satisfaction of various conditions, including the receipt of required regulatory approvals. See "Federal Regulation of Radio Broadcasting—Multiple Ownership Rules". This table assumes that these conditions will be satisfied and that all of our pending acquisitions will be completed within one year. Subsequent to March 31, 2003, we closed acquisition transactions totaling $30.9 million and entered into additional acquisition agreements totaling $133 million. See "Business of Citadel—Acquisition Strategy" for a description of our pending acquisitions as of the date of this prospectus and recent acquisitions and dispositions.

        We intend to use substantially all of our net proceeds from this offering to repay approximately $369 million of senior debt currently outstanding under our existing credit facility. We expect that we will be able to fund our remaining obligations and commitments with cash flow from operations. To the extent we are unable to fund these obligations and commitments with cash flow from operations, we intend to fund these obligations and commitments with proceeds from borrowings under our credit facility. The tranche A term loan under our credit facility is repayable in quarterly installments, beginning on March 31, 2004 with the final quarterly payment due June 26, 2008. We anticipate that we will be able to fund this obligation with cash flow from operations. The tranche B term loan under our credit facility is repayable in quarterly installments, beginning on June 30, 2004 with the final quarterly payment due June 26, 2009. Our $500 million in 6% subordinated debentures are due in three equal annual installments beginning June 26, 2012. We may be required to seek funding from the capital markets in order to repay these debentures.

        The following table sets forth our debt at March 31, 2003, on an actual basis and on a pro forma basis. The pro forma data reflects the issuance and sale of 22,000,000 shares of common stock offered by us in this prospectus and the use of the estimated net proceeds from our offering to repay indebtedness under our credit facility as described in "Use of Proceeds".

	Actual	Pro Forma
	(in thousands)
Long-term debt:
Credit facilities:
Revolving credit loans	$97,500	$—
Term loans	416,000	144,500
6% Subordinated Debentures	500,000	500,000
Other debt	1,201	1,201

Total debt	1,014,701	645,701
Less current maturities	9,685	449

Total long-term debt	$1,005,016	$645,252

Off-Balance Sheet Arrangements

        We currently do not have any off-balance sheet arrangements or transactions.

Seasonality

        In the radio broadcasting industry, seasonal revenue fluctuations are common and are due primarily to variations in advertising expenditures by local and national advertisers. Typically, revenue is lowest in the first calendar quarter of the year and highest in the second and fourth calendar quarters of the year.

Impact of Inflation

        We do not believe inflation has a significant impact on our operations. However, there can be no assurance that future inflation would not have an adverse impact on our operating results and financial condition.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to interest rate changes, primarily as a result of our credit agreement which bears interest based on variable rates. We have not taken any action to cover interest rate market risk, and are not a party to any interest rate market risk management activities. We have performed a sensitivity analysis assuming a hypothetical increase in interest rates of 100 basis points applied to the $513.5 million of variable rate debt that was outstanding as of March 31, 2003. Based on this analysis, the impact on future earnings for the following twelve months would be approximately $5.1 million of increased interest expense. This potential increase is based on certain simplifying assumptions, including a constant level of variable rate debt and a constant interest rate based on the variable rates in place as of March 31, 2003.

BUSINESS OF CITADEL

Overview of Citadel

        Citadel is the sixth largest radio broadcasting company in the United States based on net broadcasting revenue. We have historically focused on owning and operating radio stations in mid-sized markets, which we define as those ranked 30 to 150 by market revenue. As of June 30, 2003, we owned and operated 144 FM and 63 AM radio stations in 42 markets located in 24 states across the country, covering a wide range of programming formats. We rank first or second in audience share in 30 of our 40 rated markets.

        Approximately 88% of our 2002 revenue was derived from stations located in mid-sized markets. We believe mid-sized markets are attractive because they typically have fewer signals and competitors than larger markets, derive a significant portion of their revenue from local advertisers and offer substantial opportunities for further consolidation. Accordingly, we believe mid-sized markets offer greater opportunities for revenue growth, both organically and through acquisitions. We also believe that our diversified portfolio of mid-market stations has strong positions in their marketplaces. In addition, we believe that we have the experienced management, strategy and financial resources to maximize the value of our current stations as well as grow through acquisitions.

        Our operating strategy is to maximize revenues and profits through the ownership and operation of leading radio station clusters in the nation's most attractive markets. We seek to build geographic, format and customer diversity reducing our dependence on any particular local economy, market, station, on-air personality or advertiser.

        Our acquisition strategy focuses on identifying and acquiring radio stations that expand our station clusters in existing markets as well as providing entry into new markets. Approximately 69% of our 207 owned and operated stations have been acquired since January 1, 1999, of which 80% were in new markets and 20% were fill-in acquisitions to supplement our existing portfolios. With our mid-market positioning, experienced management and financial resources, we believe we are well positioned to pursue attractive acquisition opportunities that may become available.

        We were incorporated in Delaware in 1993. Our predecessor company was founded in 1991 and grew rapidly through acquisitions subsequent to the passage of the Telecommunications Act of 1996. In June 2001, affiliates of Forstmann Little & Co. acquired our predecessor company from its public shareholders for an aggregate price, including the redemption of debt and exchangeable preferred stock, of approximately $2.0 billion. Farid Suleman, who joined us in March 2002, is our Chairman and Chief Executive Officer. Mr. Suleman has over 17 years of experience in the media industry and was the Chief Executive Officer of Infinity Broadcasting prior to joining our company. Under his leadership, we have a renewed focus and discipline on our business operations and on maximizing the value and growth opportunities of our existing stations. These efforts include investing in new programming and improving sales practices to drive revenue growth, and reducing our cost structure. In addition, we intend to supplement organic growth with strategic acquisitions.

Our Stations

        The table below summarizes the markets in which we owned and operated radio stations as of June 30, 2003.

		Number of Owned and Operated Commercial Stations in the Market
							Our Station Group Audience Share
				Number of Our Stations (1)(2)					Our Station Group Revenue Rank (4)
	Market Revenue Rank					Number of Station Owners in the Market		Rank (3)
		FM	AM	FM	AM		Share
Salt Lake City, UT	33	24	23	4	3	19	18.8	3	3
Nashville, TN	38	23	26	2	—	31	10.4	5	4
Buffalo, NY	42	13	13	3	2	13	23.7	3	3
Providence, RI	49	14	15	4	2	16	20.4	2	2
Birmingham, AL	51	19	21	3	2	20	24.4	2	2
Oklahoma City, OK	53	18	13	5	2	14	20.4	3	1
Grand Rapids, MI	61	15	14	3	1	11	20.4	2	3
Albuquerque, NM	62	24	14	5	3	12	31.5	1	1
Tucson, AZ	63	14	14	3	2	11	16.6	3	3
Knoxville, TN	65	17	22	3	1	20	28.6	1	1
Harrisburg/Carlisle/York, PA	67	13	11	3	2	11	14.9	3	3
Syracuse, NY	70	19	12	3	1	8	25.8	2	2
Little Rock, AR	71	24	14	8	3	20	33.8	1	1
Columbia, SC	72	14	9	3	1	9	17.0	3	2
Baton Rouge, LA	75	13	9	4	2	8	29.3	1	2
Allentown/Bethlehem, PA	77	7	10	2	—	9	19.7	2	2
Colorado Springs, CO	78	14	8	3	2	10	29.8	1	1
Wilkes-Barre/Scranton, PA	80	21	18	7	4	13	20.1	2	2
Chattanooga, TN	83	15	15	3	1	15	25.5	2	2
Charleston, SC	84	18	10	5	3	10	35.7	1	1
Lansing/East Lansing, MI	88	10	7	4	2	7	44.1	1	1
Reno, NV	88	17	11	4	1	11	21.9	2	1
Saginaw/Bay City, MI	91	14	5	5	—	8	33.8	1	1
Spokane, WA	94	18	10	4	3	10	21.9	3	2
Boise, ID	100	18	9	4	2	8	35.6	1	2
Modesto, CA	108	14	6	4	1	9	23.9	1	1
Lafayette, LA	109	18	11	5	3	10	28.8	2	2
Johnson City/Kingsport/Bristol, TN	113	13	21	2	3	17	27.3	2	2
Flint, MI	114	8	8	1	1	8	9.2	3	3
Portland, ME	119	17	6	6	—	6	31.1	2	2
Portsmouth/Dover/Rochester, NH	127	11	5	4	—	6	13.7	2	2
Worcester, MA	146	4	7	4	1	8	15.0	2	2
Binghamton, NY	169	11	6	3	2	7	34.6	2	1
New London, CT	179	9	2	3	1	4	21.2	1	1
Stockton, CA	188	5	4	2	—	5	13.9	1	1
Bloomington, IL	204	6	1	4	1	2	35.0	1	1
Muncie/Marion, IN	219	13	4	1	1	8	N/A	N/A	3
New Bedford, MA	254	2	4	1	1	4	12.0	1	1
Augusta/Waterville, ME	264	11	6	2	2	5	20.8	1	2
Ithaca, NY	271	4	4	1	1	4	16.0	2	2
Other (5)	N/A	N/A	N/A	4	—	N/A	NR	NR	N/A

Total				144	63

NR-Not rated. N/A-Information not available.

(1)
The market assignments on this table reflect the way we cluster our regional station groups for accounting and operational purposes and do not necessarily mean that the station is located in the market as defined by Arbitron or the FCC. Compliance with the FCC's local radio ownership limits is measured by reference to the number of stations a company holds in a particular market as that market is defined by the FCC. For a discussion of the impact of the new FCC rules on us and our station clusters, see "Federal Regulation of Radio Broadcasting—Multiple Ownership Rules" and "Federal Regulation of Radio Broadcasting—Time Brokerage".

(2)
In addition to the stations listed in this table, we own one FM radio station and four AM radio stations in Tyler/Longview, TX. Although we own the Tyler/Longview, TX stations, we do not operate them. Instead, a third party operates them for a fee paid to us under a local marketing agreement, which allows the third party to program, and collect revenue from the sale of advertising on, these stations. On May 30, 2003, we entered into an agreement to sell these five stations in Tyler/Longview, TX. In addition, on November 5, 2002, we entered into an option agreement to acquire one FM station serving the Oklahoma City, OK market and are currently operating this station under a local marketing agreement. On January 8, 2003, we entered into an asset purchase agreement to acquire two FM stations in the Providence, RI market and are currently operating these stations under a local marketing agreement. On January 29, 2003, we entered into an asset purchase agreement to acquire, among other stations, one FM station in Modesto, CA which we are currently operating under a local marketing agreement. On February 10, 2003, we entered into an asset purchase agreement to acquire one FM station in Lafayette, LA and are currently selling advertising time on this station under a joint sales agreement. Under a joint sales agreement, the owner of the radio station grants a third party the exclusive right to sell the radio station's commercial air-time to advertisers. Some of our local marketing agreements and joint sales agreements do not comply with the FCC's new ownership limits. We will be required to terminate these agreements or otherwise come into compliance with the FCC's ownership rules no later than two years after the FCC's new rules become effective. We do not believe that termination of these agreements or our actions to come into compliance with the new rules with respect to these agreements will have a material impact on our business or our results of operations.

(3)
The Station Group Audience Share Rank is the ranking of our station group among all station groups within the demographic of people ages 25-54, listening Monday through Sunday, 6 a.m. to 12 midnight based upon the total station group's audience share in that market.

(4)
The Station Group Revenue Rank is the ranking, by station group market revenue, of our station group among all station groups in that market.

(5)
Includes radio stations in our Kokomo, IN and Presque Isle, ME markets, which are not rated by Arbitron.

Operating Strategy

        Our operating strategy is to maximize revenues and profits through the ownership and operation of leading radio station clusters in the nation's most attractive markets.

        Operate and Develop Leading Station Clusters.    We believe that it is important to own multiple stations in each of the markets in which we operate in order to maximize our ability to achieve leadership positions, increase operating efficiencies and compete more effectively with other forms of local media. We rank first or second in audience share in 30 of our 40 rated markets, and cover a wide range of programming formats.

        Emphasize Programming.    We analyze market research and competitive factors to identify the key programming attributes that we believe will best position each station to develop a distinctive identity, or a local brand, and to maximize its appeal to local audiences and advertisers. Our programming strategy includes developing or contracting with significant on-air talent, creating recognizable brand names for selected stations. We believe this strategy significantly enhances the presence, marketability and competitiveness of our stations, leading to greater audience share and consequently higher revenues and EBITDA.

        Build Geographic, Format and Customer Diversity.    We seek to diversify our portfolio of radio stations in many respects. Our stations are located in markets throughout the country and serve diverse target demographics through a broad range of programming formats such as rock, country, adult contemporary, oldies, urban and sports/news/talk. This diversity reduces our dependence on any particular local economy, market, station, format, on-air personality or advertiser. Similarly, we seek to develop a broad base of local and regional advertisers to avoid excessive dependence on national advertising. During the year ended December 31, 2002, we generated approximately 84%

of our net broadcasting revenue from local and regional advertising, and no single advertiser accounted for more than 10% of our net broadcasting revenue.

        Apply Aggressive Sales and Marketing to Capture Greater Share of Advertising Revenues.    The development of a high-quality local sales organization in each of our markets is critical to our success. We rank first or second in revenue market share in 32 of our 42 markets. In each market, we assess our station portfolio, the local market environment and the strength of our sales personnel to determine whether to pursue a "cluster sale" strategy or to create a separate sales force for each station. We place significant emphasis on recruiting quality sales people, setting clear financial and sales goals and rewarding achievement of those goals with generous commissions and bonus compensation. We also target regional sales, which we define as sales in regions surrounding our markets to companies that advertise in our markets, through our local sales force. We reach national advertisers in partnership with a national representative firm, offering advertising time on individual stations or across our overall network, which, according to Arbitron, currently reaches an audience of approximately 14.4 million listeners per week.

        Participate in Local Communities.    As a local sales and advertising medium, we place significant emphasis on serving the local community and our stations have won numerous local community awards. We believe our active involvement reinforces our position in the local communities and significantly improves the marketability of our radio broadcast time to advertisers who are targeting these communities.

        Optimize Technical Capabilities.    We believe that a strong signal is an important component of a station's success. We seek to operate stations with the strongest signals in their respective markets and view signal strength as an important consideration in any acquisitions we make.

Acquisition Strategy

        Our acquisition strategy focuses on identifying and acquiring radio stations that would expand our station clusters in existing markets as well as providing entry into new markets. Approximately 69% of our 207 owned and operated stations have been acquired since January 1, 1999, of which 80% were in new markets and 20% were fill-in acquisitions to supplement our existing portfolios. We seek to implement effective operating strategies and apply our infrastructure across all existing and acquired stations in order to improve the EBITDA of acquired stations compared to their performance under prior ownership. Although we primarily focus on acquiring and developing leading station clusters in mid-sized markets, we also consider acquisitions in larger markets. We also consider disposing of an individual station or group of stations if we believe it does not complement our overall strategy.

        In analyzing acquisition opportunities, we consider the following criteria:

  •
  our ability to improve the operating performance of the stations;

  •
  our ability to acquire a new or improve an existing cluster of stations towards achieving a number one or number two revenue share in the market;

  •
  the number and quality of competing commercial radio signals, as well as the number and nature of competitors, in the market;

  •
  the power and quality of the stations' broadcasting signals; and

  •
  general economic conditions in the market.

        We believe our acquisition strategy affords a number of benefits, including:

  •
  the development of a broad, geographically diversified footprint that allows us to deliver advertising on a local, regional and national basis, to create revenue diversity;

  •
  improved margins through the improvement of operations of acquired stations, the consolidation of facilities and the elimination of redundant expenses;

  •
  enhanced revenues by offering advertisers a broad range of advertising packages, by clustering our stations; and

  •
  enhanced appeal to more skilled industry management talent as we achieve market-leading positions and national scale.

        As of the date of this prospectus, we have four transactions pending to purchase an aggregate of fifteen radio stations. One of these transactions is an agreement to purchase five radio stations in the Des Moines, IA market, four radio stations in the New Orleans, LA market, and two radio stations in the Springfield, MO market for an aggregate cash purchase price of $133.0 million. We have entered into a letter of intent to sell the two radio stations in the Springfield, MO market for approximately $5.0 million.

        We have three additional transactions pending to purchase an aggregate of four radio stations in three markets for an aggregate cash purchase price of $25.1 million. We also have an option, exercisable through December 31, 2006, to purchase a radio station in the Oklahoma City, OK market for an aggregate cash purchase price of (i) on or before December 31, 2004, $15.0 million or (ii) after December 31, 2004, the greater of $15.0 million or 85% of the fair market value of the radio station, as determined by an independent appraisal. In addition, on March 3, 2003, we completed the acquisition of one radio station in the Oklahoma City, OK market for an aggregate purchase price of approximately $10.5 million, on April 1, 2003, we completed the acquisition of one radio station in the Boise, ID market for an aggregate cash purchase price of approximately $750,000, on April 29, 2003, we completed the acquisition of one FM radio station in Montauk, NY for an aggregate cash purchase price of approximately $2.0 million, on May 9, 2003, we completed the acquisition of two FM stations in Stockton, CA, and one FM station in Reno, NV for an aggregate cash purchase price of $22.6 million, and on June 2, 2003, we completed the acquisition of two FM radio stations in Pontiac, IL for an aggregate cash purchase price of $5.5 million.

        We have pending asset purchase agreements to sell one radio station in Reno, NV for approximately $4.3 million in cash and five stations in Tyler/Longview, TX for an aggregate purchase price of $6.0 million, of which $5.5 million will be in the form of a note. We have four additional pending asset purchase agreements to sell an aggregate of six stations in four markets for aggregate cash purchase prices totaling $1.8 million.

Advertising Revenue

        Our revenue is generated primarily from the sale of local, regional and national advertising for broadcast on our radio stations. In 2002, approximately 84% of our net broadcast revenue was generated from the sale of local and regional advertising and approximately 16% was generated from the sale of national advertising. The major categories of our advertisers include automotive companies, retail merchants, restaurants, fast food chains, telephone companies and grocery stores.

        Each station's local sales staff solicits advertising either directly from the local advertiser or indirectly through an advertising agency. Through direct advertiser relationships, we can better understand the advertiser's business needs and more effectively design advertising campaigns to sell the advertiser's products. We employ personnel in each of our markets to assist in the production of commercials for the advertiser. In-house production, combined with effectively designed advertising, establishes a stronger relationship between the advertiser and the station cluster. National sales are made by a firm specializing in radio advertising sales on the national level, in exchange for a commission based on gross revenue. We also target regional sales, which we define as sales in regions surrounding our markets, to companies that advertise in our markets, through our local sales force.

        Depending on the programming format of a particular station, we estimate the optimum number of advertising spots that can be broadcast while maintaining listening levels. Our stations strive to maximize revenue by managing advertising inventory. Pricing is adjusted based on local market conditions and our ability to provide advertisers with an effective means of reaching a targeted demographic group. Each of our stations has a general target level of on-air inventory. This target level of inventory may vary throughout the day but tends to remain stable over time.

Much of our selling activity is based on demand for our radio stations' on-air inventory and, in general, we respond to changes in demand by varying prices rather than changing our target inventory level for a particular station. Therefore, most changes in revenue reflect demand-driven pricing changes.

        A station's listenership is reflected in ratings surveys that estimate the number of listeners tuned to the station and the time they spend listening. Advertisers and advertising representatives use station ratings to consider advertising with the station. We use station ratings to chart audience levels, set advertising rates and adjust programming. The radio broadcast industry's principal ratings service is Arbitron, which publishes periodic ratings surveys for significant domestic radio markets. These surveys are our primary source of audience ratings data.

        We believe that radio is one of the most efficient and cost-effective means for advertisers to reach specific demographic groups. Advertising rates charged by radio stations are based primarily on the following:

  •
  the supply of, and demand for, radio advertising time;

  •
  a station's share of audiences in the demographic groups targeted by advertisers, as measured by ratings surveys estimating the number of listeners tuned to the station at various times; and

  •
  the number of stations in the market competing for the same demographic groups.

Industry

        Overview.    The overall U.S. radio advertising industry has demonstrated strong and relatively consistent revenue growth over the last several decades. Radio stations generate the majority of their revenue from the sale of advertising time to local and national spot advertisers and national network advertisers, primarily as a medium for local advertising. Total radio advertising industry revenue in the United States grew at a compound annual growth rate of approximately 9% over the past 30 years, and approximately 8% from 1992 through 2002, to reach $19.6 billion in 2002. The growth in radio advertising industry revenue has been relatively stable over this period. Expenditures on radio advertising have increased in 28 of the past 30 years, with 1991 and 2001 being the only years during that period of time in which the radio industry experienced an overall revenue decline. We believe this consistent growth is attributable to the relative stability of the industry's audience base, radio's ability to reach targeted demographics and its historical ability to increase its share of overall advertising spending.

        Pervasive Reach.    According to the Radio Advertising Bureau's "Radio Marketing Guide and Fact Book for Advertisers, 2002-2003 Edition", radio reaches 96% of all consumers every week. Consumers on average spend three hours each day, or 44% of their media time from 6 a.m. to 6 p.m., with radio.

        Ability to Reach Target Demographics.    A typical commercial radio station is programmed according to a single format, which may be a variety of music (such as country, rock, adult contemporary, or oldies) or other programming (such as sports or news/talk). A station's format enables it to target a specific segment of listeners sharing certain listening preferences and demographic attributes. As a result, the station is able to market its broadcast time to advertisers seeking to reach that specific audience segment. Furthermore, larger radio operators, which have emerged through consolidation since the enactment of the Telecommunications Act of 1996, have the capability of reaching these specifically targeted demographic groups on both a local basis (through individual stations), regional and a national basis (by aggregating stations that share a particular format).

        Increased Share of Advertising Spending.    Radio advertising has been able to gain market share from other advertising media, including television, newspapers and outdoor advertising. Radio's compound annual growth rate of approximately 8.3% from 1992 through 2002, as described above, exceeded the comparable growth rates of broadcast television, daily newspapers and outdoor advertising revenue, which grew by 4.0%, 3.7% and 6.4%. During that period, radio's share of aggregate advertising revenue grew from 6.4% to 8.7%.

        Mid-Sized Markets.    Approximately 88% of our 2002 revenues were derived from stations located in mid-sized markets, which we define as those ranked 30 to 150 by market revenue. Thirty-two of the 42 markets in which we own and operate stations are mid-sized markets. We believe the market opportunity in mid-sized markets is attractive for several reasons:

        •    Fewer competitive signals and operators.    Mid-sized markets have on average approximately half of the number of radio stations found in larger markets, which we define as those ranked 1 to 29 by market revenue, so we generally face less direct format competition and fewer competitors. This enhances our opportunity to achieve leadership positions and allows our stations to achieve a higher profile in their markets.

        •    Emphasis on local revenue.    Mid-sized markets generally derive a greater portion of their revenue from local, as opposed to national, advertising spending, and generally do not experience significant revenue concentration with individual advertisers. In addition, by developing direct relationships with local advertisers, radio operators in mid-sized markets have the opportunity to develop customized, value-added advertising products for their customers.

        •    Opportunity for acquisitions and further consolidation.    The two largest radio station operators accounted for approximately 28% of total industry revenue in 2002. The next eight largest radio station operators only accounted for approximately 15% of total industry revenue in the same period. We believe that the operating characteristics of mid-sized markets are attractive and that there continue to be opportunities for acquisitions in these markets due to the greater attention historically given to the larger markets by radio station acquirers.

Competition

        We operate in a highly competitive industry. Our radio stations compete for audiences and advertising revenue directly with other radio stations as well as with other media, such as broadcast television, newspapers, magazines, cable television, satellite television, satellite radio, the Internet, outdoor advertising and direct mail, within their respective markets. Our audience ratings and market shares are subject to change and any adverse change in a particular market could have a material adverse effect on our revenue in that market and possibly adversely affect our revenue in other markets.

        Our radio stations compete for listeners and advertising revenue directly with other radio stations within their respective markets. Radio stations compete for listeners primarily on the basis of program content that appeals to a particular demographic group. By building a strong listener base consisting of a specific demographic group in each of our markets, we are able to attract advertisers seeking to reach those listeners. From time to time, competitors may change their stations' format or programming to compete directly with our stations for audiences and advertisers, or may engage in aggressive promotional campaigns, which could result in lower ratings and advertising revenue or increased promotion and other expenses and, consequently, lower earnings and cash flow for us. Audience preferences as to format or programming in a particular market may also shift due to demographic or other reasons.

        Factors that are material to a radio station's competitive position include management experience, the station's audience rank in its local market, transmitter power, assigned frequency, audience characteristics, local program acceptance and the number and characteristics of other radio stations in the market area. We attempt to improve our competitive position in each market by researching stations' programming, implementing advertising and promotional campaigns aimed at the demographic groups for which our stations program and managing our sales efforts to attract a larger share of advertising revenue. We also compete with other radio station groups to purchase additional stations.

        Although the radio broadcasting industry is highly competitive, barriers to entry do exist (which can be mitigated to some extent by, among other things, changing existing radio station formats and upgrading power). The operation of a radio station requires a license or other authorization from the FCC, and the number of radio stations that can operate in a given market is limited by the availability of FM and AM radio frequencies allotted by the FCC to communities in that market. In addition, the FCC's multiple ownership rules have historically limited the number of stations that may be owned or controlled by a single entity in a given market. Changes in the FCC's multiple ownership rules resulting from the Telecommunications Act of 1996 created opportunities for us to acquire and consolidate radio stations in our markets. On June 2, 2003, the FCC concluded an omnibus rulemaking proceeding in which it examined all broadcast ownership rules, including the local radio ownership rule, the broadcast-newspaper ownership rule, the radio-television cross-ownership rule, the local television ownership rule, the national television ownership rule and the dual network rule. The FCC adopted new rules that significantly change how the FCC reviews radio station transactions. Although the FCC made no change to the local radio ownership limits themselves (i.e., in a market with 45 or more radio stations, a company may own eight stations in a single market, but no more than five in the same service, AM or FM), the FCC changed how it defines and counts the number of stations in a "market." The rule change has the effect in some instances of both (i) decreasing the number of radio stations deemed to be in the market overall, thereby lowering the applicable ownership tier, and (ii) increasing the number of radio stations that we are deemed to own in the market. Under the new rule, our existing station portfolio will exceed the applicable ownership limit in eight markets. Existing ownership combinations, however, are "grandfathered," meaning the FCC will not require us to divest stations that we currently own in order to come into compliance with the new rules. The new rule also affects our ability to expand our ownership in certain markets. We may be required to divest one or more stations or obtain a waiver in order to obtain FCC approval to consummate pending transactions in three markets. We do not believe these divestitures, if required, would be material to our business or acquisition strategy. The FCC's ownership proceeding has also delayed our ability to complete pending acquisitions. The FCC has placed a freeze on the filing and processing of applications for transfer of control and assignment of licenses and related amendments pending the approval of the new application forms by the Office of Management and Budget. There is also significant congressional opposition to the new rules, and bills have been introduced in Congress to modify or repeal the FCC's action, including a requirement that companies divest stations to come into compliance with the revised rules. We cannot assess in advance what impact such legislation might have on our business or what other matters might be considered in the future by the FCC. For a discussion of FCC regulation and the provisions of the Telecommunications Act of 1996 resulting in rapid consolidation in the radio industry, see "Federal Regulation of Radio Broadcasting."

        The radio broadcasting industry is also subject to technological change, evolving industry standards and the emergence of new media technologies. Several new media technologies have been or are being developed, including the following:

  •
  audio programming by cable television systems, direct broadcast satellite systems, Internet content providers (both landline and wireless) and other digital audio broadcast formats;

  •
  satellite digital audio radio service, which has resulted in the introduction of two new subscriber-based satellite radio services with numerous channels and sound quality equivalent to that of compact discs;

  •
  in-band on-channel digital radio, which could improve the quality of existing AM and FM radio signals, including stations owned by us; and

  •
  low power FM radio, which has resulted in additional FM radio broadcast outlets that are designed to serve small, localized areas.

        The radio broadcasting industry historically has grown despite the introduction of new technologies for the delivery of entertainment and information, including the introduction of new technologies used in the car such as audio cassettes, compact discs and cellular telephones. A growing population, greater use of the automobile and increased commuter times have contributed to this growth. Some of the new technologies, particularly satellite digital audio radio service, will compete for the consumer's attention in the car. We cannot assure you that this historical growth will continue.

Employees

        As of June 30, 2003, we had 2,063 full-time employees and 996 part-time employees. None of these employees is covered by collective bargaining agreements. We consider our relations with our employees generally to be good.

Properties and Facilities

        The types of properties required to support each of our radio stations include offices, studios, transmitter sites and antenna sites. A station's studios are generally housed with its offices in business districts. The transmitter sites and antenna sites are generally located so as to provide maximum market coverage.

        We currently own studio facilities in 22 of our markets and own transmitter and antenna sites in 40 of our markets. We lease the remaining studio and office facilities, including office space in Las Vegas, Nevada, which is not related to the operations of a particular station, as well as the remaining transmitter and antenna sites. We do not anticipate any significant difficulties in renewing any facility leases or in leasing alternative or additional space, if required. We own substantially all of our other equipment, consisting principally of transmitting antennae, transmitters, studio equipment and general office equipment.

Legal Proceedings

        Our predecessor company received a civil investigative demand from the Department of Justice on September 27, 1996 requesting information concerning our proposed acquisition of all of the assets of KRST (FM) in Albuquerque, NM, which we subsequently acquired on October 9, 1996. The demand requested written answers to interrogatories and the production of documents concerning the radio station market in Albuquerque, in general, and the KRST acquisition, in particular, to enable the Department of Justice to determine, among other things, whether the KRST acquisition would result in excessive concentration in the market. Our predecessor company responded to the demand on November 1, 1996. The Department of Justice requested supplemental information on January 27, 1997. Our predecessor company responded to this request on February 28, 1997. We have not heard anything further concerning this matter since the submission of this response, although the Department of Justice has not formally closed the matter. If the Department of Justice were to proceed with and successfully challenge the KRST acquisition, we may be required to divest one or more of our radio stations in Albuquerque.

        In a complaint filed on June 5, 2003, with the United States District Court for the District of Connecticut, we were named as one of numerous defendants in litigation seeking monetary damages arising from the injuries and deaths of certain concertgoers at a Rhode Island nightclub. The complaint contains multiple causes of action, only a small number of which are brought against us, in which our sole involvement was to advertise the concert on one of our stations and to distribute promotional tickets provided by the organizers. The complaint alleges, among other things, that the organizers and sponsors of the concert failed to control crowd size, failed to obtain pyrotechnic permits, failed to inspect fireproofing at the club and failed to maintain emergency exits in workable condition, which contributed to the injuries and deaths of plaintiffs when pyrotechnic devices on the stage ignited soundproofing materials adjacent to the stage during the concert. The complaint alleges that we were a co-sponsor of the concert and asserts claims against us based on theories of joint venture liability and negligence.

        We believe that plaintiffs' claims against us are without merit and intend to defend these claims vigorously.

        We are subject to other claims and lawsuits arising in the ordinary course of our business. We believe that none of these legal proceedings would have a material adverse impact on our results of operations, cash flows or financial condition.

FEDERAL REGULATION OF RADIO BROADCASTING

Introduction

        Our ownership, operation, purchase and sale of radio stations is regulated by the FCC, which acts under authority derived from the Communications Act. Among other things, the FCC:

  •
  assigns frequency bands for broadcasting;

  •
  determines the particular frequencies, locations, operating powers and other technical parameters of stations;

  •
  issues, renews, revokes and modifies station licenses;

  •
  determines whether to approve changes in ownership or control of station licenses;

  •
  regulates equipment used by stations; and

  •
  adopts and implements regulations and policies that directly or indirectly affect the ownership, operation and employment practices of stations.

        The FCC has the power to impose penalties for violations of its rules or the Communications Act, including fines, the grant of abbreviated license renewal terms or, for particularly egregious violations, the denial of a license renewal application, the revocation of a license or the denial of FCC consent to acquire additional radio stations.

        The following is a brief summary of some provisions of the Communications Act and of specific FCC regulations and policies. The summary is not a comprehensive listing of all of the regulations and policies affecting radio stations. For further information concerning the nature and extent of federal regulation of radio stations, you should refer to the Communications Act, FCC rules and FCC public notices and rulings.

License Grant and Renewal

        Radio stations operate under renewable broadcasting licenses that are ordinarily granted by the FCC for maximum terms of eight years. Licenses are renewed through an application to the FCC. A station may continue to operate beyond the expiration date of its license if a timely filed license application is pending. Petitions to deny license renewals can be filed by interested parties, including members of the public. These petitions may raise various issues before the FCC. The FCC is required to hold hearings on renewal applications if the FCC is unable to determine that renewal of a license would serve the public interest, convenience and necessity, or if a petition to deny raises a substantial and material question of fact as to whether the grant of the renewal application would be inconsistent with the public interest, convenience and necessity. If, as a result of an evidentiary hearing, the FCC determines that the licensee has failed to meet various requirements and that no mitigating factors justify the imposition of a lesser sanction, then the FCC may deny a license renewal application. Historically, FCC licenses have generally been renewed, although we cannot assure you that all of our licenses will be renewed. The non-renewal, or renewal with substantial conditions or modifications, of one or more of our FCC radio station licenses could have a material adverse effect on our business.

        The FCC classifies each AM and FM station. An AM station operates on either a clear channel, regional channel or local channel. A clear channel is one on which AM stations are assigned to serve wide areas. Clear channel AM stations are classified as either:

  •
  Class A stations, which operate on an unlimited time basis and are designed to render primary and secondary service over an extended area;

  •
  Class B stations, which operate on an unlimited time basis and are designed to render service only over a primary service area; or

  •
  Class D stations, which operate either during daytime hours only, during limited times only or on an unlimited time basis with low nighttime power.

        A regional channel is one on which Class B and Class D AM stations may operate and serve primarily a principal center of population and the rural areas contiguous to it. A local channel is one on which AM stations operate on an unlimited time basis and serve primarily a community and the suburban and rural areas immediately contiguous to it. Class C AM stations operate on a local channel and are designed to render service only over a primary service area that may be reduced as a consequence of interference.

        The minimum and maximum facilities requirements for an FM station are determined by its class. Some FM class designations depend upon the geographic zone in which the transmitter of the FM station is located. In general, commercial FM stations are classified as Class A, B1, C3, B, C2, C1, C0 and C, in order of increasing power and antenna height. The FCC recently adopted a rule that subjects Class C FM stations to involuntary downgrades to Class C0 in various circumstances if they do not meet certain antenna height specifications. One of our stations has recently been downgraded, and a few proceedings are pending that could result in downgrades but the downgrades have no effect on the stations' existing signals. We have several applications currently pending to upgrade the facilities of various of our stations.

        The following table sets forth the metropolitan market served (the city of license may differ), call letters, FCC license classification, frequency, power and FCC license expiration date of each of the stations that we own. Our wholly owned subsidiary, Citadel Broadcasting Company, holds our licenses. Pursuant to FCC rules and regulations, many AM radio stations are licensed to operate at a reduced power during the nighttime broadcasting hours, which results in reducing the radio station's coverage during the nighttime hours of operation. Both power ratings are shown if different. For FM stations, the maximum effective radiated power (ERP) in the main lobe is given. The market assignments on this table reflect our regional station groups for accounting and operational purposes and do not necessarily reflect assignment of a station to the relevant market as defined by Arbitron.

MARKET	STATION	FCC CLASS	HAAT IN METERS	(ERP) IN KILOWATTS (DAY/NIGHT)	FREQUENCY	EXPIRATION DATE OF LICENSE
Albuquerque, NM	KBZU (FM)	C	1260	17.5	96.3 MHz	10/1/2005
	KKOB (AM)	B	N/A	50	770 kHz	10/1/2005
	KKOB-FM	C	1265	20	93.3 MHz	10/1/2005
	KMGA (FM)	C	1259	19.5	99.5 MHz	10/1/2005
	KNML (AM)	B	N/A	5	610 kHz	10/1/2005
	KRST (FM)	C	1268	22	92.3 MHz	10/1/2005
	KTBL (AM)	B	N/A	1.0	1050 kHz	10/1/2005
	KTZO (FM)	C	1293	20	103.3 MHz	10/1/2005
Allentown/Bethlehem, PA	WCTO (FM)	B	152	50	96.1 MHz	8/1/2006
	WLEV (FM)	B	327	10.9	100.7 MHz	8/1/2006
Augusta/Waterville, ME	WEBB (FM)	C1	93	61	98.5 MHz	4/1/2006
	WEZW (AM)	C	N/A	1	1400 kHz	4/1/2006
	WMME-FM	B	152	50	92.3 MHz	4/1/2006
	WTVL (AM)	C	N/A	1	1490 kHz	4/1/2006
Baton Rouge, LA	KOOJ (FM)	C1	296	100	93.7 MHz	6/1/2004
	KQXL-FM	C2	148	50	106.5 MHz	6/1/2004
	WBBE (FM)	C	306	100	103.3 MHz	6/1/2004
	WEMX (FM)	C1	299	100	94.1 MHz	6/1/2004
	WIBR (AM)	B	N/A	5.0/1.0	1300 kHz	6/1/2004
	WXOK (AM)	B	N/A	5.0/1.0	1460 kHz	6/1/2004
Binghamton, NY	WAAL (FM)	B	332	7.1	99.1 MHz	6/1/2006
	WHWK (FM)	B	292.6	10	98.1 MHz	6/1/2006
	WNBF (AM)	B	N/A	9.3/5.0	1290 kHz	6/1/2006
	WWYL (FM)	A	254	0.93	104.1 MHz	6/1/2006
	WYOS (AM)	B	N/A	5/0.5	1360 kHz	6/1/2006

Birmingham, AL	WAPI (AM)	B	N/A	50.0/5.0	1070 kHz	4/1/2004
	WJOX (AM)	B	N/A	50.0/0.50	690 kHz	4/1/2004
	WRAX (FM)	C	377	100	107.7 MHz	4/1/2004
	WYSF (FM)	C	309	100	94.5 MHz	4/1/2004
	WZRR (FM)	C	309	100	99.5 MHz	4/1/2004
Bloomington, IL	WBNQ (FM)	B	142	50	101.5 MHz	12/1/2004
	WBWN (FM)	B1	100	25	104.1 MHz	12/1/2004
	WJBC (AM)	C	N/A	1	1230 kHz	12/1/2004
	WJEZ (FM)	A	149	1.3	98.9	12/1/2004
	WTRX-FM	B1	144	12.0	93.7	12/1/2004
Boise, ID	KBOI (AM)	B	N/A	50	670 kHz	10/1/2005
	KIZN (FM)	C	828	48	92.3 MHz	10/1/2005
	KKGL (FM)	C	828	48	96.9 MHz	10/1/2005
	KQFC (FM)	C	828	48	97.9 MHz	10/1/2005
	KZMG (FM)	C	828	48	93.1 MHz	10/1/2005
	KTIK (AM)	B	N/A	5.0/0.60	1350 kHz	10/1/2005
Buffalo, NY	WEDG (FM)	B	106	49	103.3 MHz	6/1/2006
	WGRF (FM)	B	217	24	96.9 MHz	6/1/2006
	WHLD (AM)	B	N/A	5.0/1.0	1270 kHz	6/1/2006
	WHTT-FM	B	118	50	104.1 MHz	6/1/2006
	WMNY (AM)	D	N/A	1	1120 kHz	6/1/2006
Charleston, SC	WMGL (FM)	C3	128.9	6.5	101.7 MHz	12/1/2003
	WNKT (FM)	C	299.9	100	107.5 MHz	12/1/2003
	WSSX-FM	C0	305	100	95.1 MHz	12/1/2003
	WSUY (FM)	C	539.5	99	96.9 MHz	12/1/2003
	WTMA (AM)	B	N/A	5.0/1.0	1250 kHz	12/1/2003
	WTMZ (AM)	B	N/A	0.5	910 kHz	12/1/2003
	WWWZ (FM)	C2	150	50	93.3 MHz	12/1/2003
	WXTC (AM)	B	N/A	5	1390 kHz	12/1/2003
Chattanooga, TN	WGOW (AM)	B	N/A	5.0/1.0	1150 KHz	8/1/2004
	WGOW-FM	A	87	6	102.3 MHz	8/1/2004
	WOGT (FM)	C3	295	2.85	107.9 MHz	8/1/2004
	WSKZ (FM)	C	329	100	106.5 MHz	8/1/2004
Colorado Springs, CO	KKFM (FM)	C	698	71	98.1 MHz	4/1/2005
	KKMG (FM)	C	695	57	98.9 MHz	4/1/2005
	KSPZ (FM)	C	670	60	92.9 MHz	4/1/2005
	KBZC (AM)	B	N/A	5/1	1300 kHz	4/1/2005
	KVOR (AM)	B	N/A	3.3/1.5	740 kHz	4/1/2005
Columbia, SC	WISW (AM)	B	N/A	5.0/2.5	1320 kHz	12/1/2003
	WLXC (FM)	A	100	6	98.5 MHz	12/1/2003
	WOMG (FM)	A	94	6	103.1 MHz	12/1/2003
	WTCB (FM)	C1	240	100	106.7 MHz	12/1/2003
Flint, MI	WFBE (FM)	B	74	50	95.1 MHz	10/1/2004
	WTRX (AM)	B	N/A	5.0/1.0	1330 kHz	10/1/2004
Grand Rapids, MI	WBBL (AM)	C	N/A	1	1340 kHz	10/1/2004
	WKLQ (FM)	B	152	50	94.5 MHz	10/1/2004
	WLAV-FM	B	149	50	96.9 MHz	10/1/2004
	WODJ (FM)	B	150	50	107.3 MHz	10/1/2004
Harrisburg/Carlisle/York, PA	WCAT-FM	B	283	14	106.7 MHz	8/1/2006
	WHYL (AM)	D	N/A	5/.022	960 kHz	8/1/2006
	WQXA (AM)	D	N/A	1/0.033	1250 kHz	8/1/2006
	WQXA-FM	B	215	25.1	105.7 MHz	8/1/2006
	WRKZ-FM	A	100	3	102.3 MHz	8/1/2006
Ithaca, NY	WIII (FM)	B	223	23.5	99.9 MHz	6/1/2006
	WKRT (AM)	B	N/A	1.0/0.50	920 kHz	6/1/2006

Johnson City/Kingsport/Bristol, TN	WGOC (AM)	B	N/A	10.0/0.81	640 kHz	8/1/2004
	WJCW (AM)	B	N/A	5.0/1.0	910 kHz	8/1/2004
	WKIN (AM)	B	N/A	5.0/0.50	1320 kHz	8/1/2004
	WKOS (FM)	A	150	2.75	104.9 MHz	8/1/2004
	WQUT (FM)	C	457	99	101.5 MHz	8/1/2004
Knoxville, TN	WIVK-FM	C	626	91	107.7 MHz	8/1/2004
	WNOX (AM)	B	N/A	10	990 kHz	8/1/2004
	WNOX-FM	A	100	6	99.1 MHz	8/1/2004
	WYIL-FM	C3	174	8	98.7 MHz	8/1/2004
Kokomo, IN	WWKI (FM)	B	143.3	50	100.5 MHz	8/1/2004
Lafayette, LA	KDYS (AM)	B	N/A	10.0/0.5	1520 kHz	6/1/2004
	KFXZ (FM)	A	151	2.6	106.3 MHz	6/1/2004
	KNEK (AM)	D	N/A	0.25	1190 kHz	6/1/2004
	KNEK-FM	C3	100	25	104.7 MHz	6/1/2004
	KRRQ (FM)	C2	135	50	95.5 MHz	6/1/2004
	KSMB (FM)	C	329	100	94.5 MHz	6/1/2004
	KVOL (AM)	B	N/A	5.0/1.0	1330 kHz	6/1/2004
	KRXE (FM)	A	132	3.4	105.9 MHz	6/1/2004
Lansing/East Lansing, Ml	WFMK (FM)	B	183	28	99.1 MHz	10/1/2004
	WITL-FM	B	196	26.5	100.7 MHz	10/1/2004
	WJIM (AM)	C	N/A	0.89	1240 kHz	10/1/2004
	WJIM-FM	B	156	45	97.5 MHz	10/1/2004
	WMMQ (FM)	B	150	50	94.9 MHz	10/1/2004
	WVFN (AM)	D	N/A	0.50/0.05	730 kHz	10/1/2004
Little Rock, AR	KAAY (AM)	A	N/A	50	1090 kHz	6/1/2004
	KAFN (FM)	A	100	6	102.5 MHz	6/1/2004
	KARN (AM)	B	N/A	5	920 kHz	6/1/2004
	KARN-FM	A	100	3	102.5 MHz	6/1/2004
	KIPR (FM)	C1	286	100	92.3 MHz	6/1/2004
	KKRN (FM)	A	100	6	101.7 MHz	6/1/2004
	KLAL (FM)	C2	95	50	107.7 MHz	6/1/2004
	KLIH (AM)	B	N/A	2.0/1.2	1250 kHz	6/1/2004
	KOKY (FM)	A	118	4.1	102.1 MHz	6/1/2004
	KURB (FM)	C	392	99	98.5 MHz	6/1/2004
	KVLO (FM)	C2	150	50	102.9 MHz	6/1/2004
Modesto, CA	KATM (FM)	B	152	50	103.3 MHz	12/1/2005
	KDJK (FM)	A	624	0.071	103.9 MHz	12/1/2005
	KESP (AM)	B	N/A	1	970 kHz	12/1/2005
	KHKK (FM)	B	152	50	104.1 MHz	12/1/2005
	KHOP (FM)	B	193	29.5	95.1 MHz	12/1/2005
Muncie/Marion, IN	WMDH (AM)	B	N/A	0.25	1550 kHz	8/1/2004
	WMDH-FM	B	152.4	50	102.5 MHz	8/1/2004
Nashville, TN	WGFX (FM)	C1	368	58	104.5 MHz	8/1/2004
	WKDF (FM)	C	375.8	100	103.3 MHz	8/1/2004
New Bedford, MA	WBSM (AM)	B	N/A	5.0/1.0	1420 kHz	4/1/2006
	WFHN (FM)	A	99	6	107.1 MHz	4/1/2006
New London, CT	WQGN-FM	A	84	3	105.5 MHz	4/1/2006
	WSUB (AM)	D	N/A	1.0/0.072	980 kHz	4/1/2006
	WXLM (FM)	A	100	3	102.3 MHz	4/1/2006
	WMOS (FM)	A	96	6	104.7 MHz	6/1/2006
Oklahoma City, OK	KATT-FM	C	363	97	100.5 MHz	6/1/2005
	KKWD (FM)	A	96	6	97.9 MHz	6/1/2005
	WWLS-FM	A	100	6	104.9 MHz	6/1/2005
	KYIS (FM)	C	335.3	100	98.9 MHz	6/1/2005
	WWLS (AM)	B	N/A	5.0/1.0	640 kHz	6/1/2005
	KSYY (FM)	A	256	0.8	105.3 MHz	6/1/2005
	WKY (AM)	B	N/A	5.0/5.0	930 kHz	6/1/2005

Portland, ME	WBLM (FM)	C	436	100	102.9 MHz	4/1/2006
	WCLZ (FM)	B	122	48	98.9 MHz	4/1/2006
	WCYl (FM)	B	193	27.5	93.9 MHz	4/1/2006
	WCYY (FM)	B1	147	11.5	94.3 MHz	4/1/2006
	WHOM (FM)	C	1140.9	48	94.9 MHz	4/1/2006
	WJBQ (FM)	B	271.3	16	97.9 MHz	4/1/2006
Portsmouth/Dover/Rochester, NH	WOKQ (FM)	B	150	50	97.5 MHz	4/1/2006
	WPKQ (FM)	C	1181	21.5	103.7 MHz	4/1/2006
	WSAK (FM)	A	100	3	102.1 MHz	4/1/2006
	WSHK (FM)	A	113.1	2.2	105.3 MHz	4/1/2006
Presque Isle, ME	WBPW (FM)	C1	131	100	96.9 MHz	4/1/2006
	WOZI (FM)	C2	368	7.9	101.9 MHz	4/1/2006
	WQHR (FM)	C	390	95	96.1 MHz	4/1/2006
Providence, RI	WPRO (AM)	B	N/A	5	630 kHz	4/1/2006
	WPRO-FM	B	168	39	92.3 MHz	4/1/2006
	WSKO (AM)	B	N/A	5	790 kHz	4/1/2006
	WSKO-FM	A	163	2.3	99.7 MHz	4/1/2006
	WWLI (FM)	B	152	50	105.1 MHz	4/1/2006
	WKKB (FM)	A	200	1.55	100.3 MHz	4/1/2006
Reno, NV	KBUL-FM	C	699	72	98.1 MHz	10/1/2005
	KKOH (AM)	B	N/A	50	780 kHz	10/1/2005
	KNEV (FM)	C	695	60	95.5 MHz	10/1/2005
	KNHK (FM)	C	809	44.7	92.9 MHz	10/1/2005
	KWYL (FM)	C	892	39	102.9 MHz	10/1/2005
Saginaw/Bay City, Ml	WHNN (FM)	C	311	100	96.1 MHz	10/1/2004
	WILZ (FM)	A	126	2.9	104.5 MHz	10/1/2004
	WIOG (FM)	B	244	86	102.5 MHz	10/1/2004
	WKQZ (FM)	C2	169	39.2	93.3 MHz	10/1/2004
	WYLZ (FM)	A	151	2.6	100.9 MHz	10/1/2004
Salt Lake City, UT	KBEE (AM)	D	N/A	10.0/0.196	860 kHz	10/1/2005
	KBEE-FM	C	894	40	98.7 MHz	10/1/2005
	KBER (FM)	C	1140	25	101.1 MHz	10/1/2005
	KENZ (FM)	C	869	43	107.5 MHz	10/1/2005
	KFNZ (AM)	B	N/A	5	1320 kHz	10/1/2005
	KJQS (AM)	C	N/A	1	1230 kHz	10/1/2005
	KUBL-FM	C	1140	26	93.3 MHz	10/1/2005
Spokane, WA	KZBD (FM)	C	582	100	105.7 MHz	2/1/2006
	KDRK (AM)	B	N/A	5/.26	1050 kHz	2/1/2006
	KDRK-FM	C	725	52	93.7 MHz	2/1/2006
	KEYF-FM	C	490	100	101.1 MHz	2/1/2006
	KGA (AM)	A	N/A	50	1510 kHz	2/1/2006
	KJRB (AM)	B	N/A	5	790 kHz	2/1/2006
	KYWL (FM)	C1	432	39	103.9 MHz	2/1/2006
Stockton, CA	KJOY (FM)	A	98	4	99.3 MHz	10/1/2005
	KWIN (FM)	A	97	3	97.7 MHz	12/1/2005
Syracuse, NY	WAQX-FM	B1	91	25	95.7 MHz	6/1/2006
	WLTI (FM)	A	61	4	105.9 MHz	6/1/2006
	WNSS (AM)	B	N/A	5	1260 kHz	6/1/2006
	WNTQ (FM)	B	201	97	93.1 MHz	6/1/2006
Tucson, AZ	KCUB (AM)	B	N/A	1	1290 kHz	10/1/2005
	KHYT (FM)	C	620	82	107.5 MHz	10/1/2005
	KIIM-FM	C	621	90	99.5 MHz	10/1/2005
	KSZR (FM)	A	93	6	97.5 MHz	10/1/2005
	KTUC (AM)	C	N/A	1	1400 kHz	10/1/2005

Tyler/Longview, TX	KDOK (FM)	C3	135	9.6	92.1 MHz	8/1/2005
	KEES (AM)	B	N/A	5.0/1.0	1430 kHz	8/1/2005
	KGLD (AM)	D	N/A	1.0/0.077	1330 kHz	8/1/2005
	KTBB (AM)	B	N/A	5.0/2.5	600 kHz	8/1/2005
	KYZS (AM)	C	N/A	1	1490 kHz	8/1/2005
Wilkes-Barre/Scranton, PA	WARM (AM)	B	N/A	5	590 kHz	8/1/2006
	WAZL (AM)	C	N/A	1	1490 kHz	8/1/2006
	WBHT (FM)	A	336	0.5	97.1 MHz	8/1/2006
	WBSX (FM)	B	222	19.5	97.9 MHz	8/1/2006
	WCWI (FM)	A	235	1.1	94.3 MHz	8/1/2006
	WCWQ (FM)	A	207	1.45	93.7 MHz	8/1/2006
	WCWY (FM)	A	354	0.235	107.7 MHz	8/1/2006
	WEMR (AM)	B	N/A	5.0/1.0	1460 kHz	8/1/2006
	WBHD (FM)	A	308	0.3	95.7 MHz	8/1/2006
	WKJN (AM)	D	N/A	5.0/.037	1440 kHz	8/1/2006
	WMGS (FM)	B	422	5.3	92.9 MHz	8/1/2006
Worcester, MA	WAHL (FM)	A	124	1.85	99.9 MHz	4/1/2006
	WCAT (AM)	D	N/A	2.5	700 kHZ	4/1/2006
	WORC-FM	A	125	1.87	98.9 MHz	4/1/2006
	WWFX (FM)	A	146	2.85	100.1 MHz	4/1/2006
	WXLO (FM)	B	172	37	104.5 MHz	4/1/2006

Transfers or Assignments of Licenses

        The Communications Act prohibits the assignment of a broadcast license or transfer of control of a broadcast licensee without the prior approval of the FCC. In determining whether to grant approval, the FCC considers a number of factors pertaining to the licensee (and proposed licensee), including:

  •
  compliance with the various rules and policies limiting common ownership of media properties in a given market;

  •
  the "character" of the licensee and those persons holding "attributable" interests in the licensee; and

  •
  compliance with the Communications Act's limitations on alien ownership, as well as compliance with other FCC regulations and policies.

        To obtain FCC consent to assign a broadcast license or transfer control of a broadcast licensee, appropriate applications must be filed with the FCC. If the application involves a "substantial change" in ownership or control, the application must be placed on public notice for not less than 30 days during which time interested parties, including listeners, advertisers and competitors, may file petitions to deny or other objections against the application. These types of petitions are filed from time to time with respect to proposed acquisitions. Informal objections to assignment and transfer of control applications may be filed at any time up until the FCC acts on the application. Once the FCC staff grants an application, interested parties may seek reconsideration of that grant for 30 days, after which time the FCC may for another ten days reconsider the grant of the FCC staff on the FCC's own motion. If the application does not involve a "substantial change" in ownership or control, it is a "pro forma" application. The "pro forma" application is nevertheless subject to having informal objections filed against it. When passing on an assignment or transfer application, the FCC is prohibited from considering whether the public interest might be served by an assignment or transfer of the broadcast license to any party other than the assignee or transferee specified in the application.

Multiple Ownership Rules

        The FCC rules impose specific limits on the number of commercial radio stations an entity can own in a particular geographic area. These local radio ownership rules preclude us from acquiring certain stations we might otherwise seek to acquire. The rules also effectively prevent us from selling stations in an area to a buyer that has reached its ownership limit in the market unless the buyer divests other stations. The local radio ownership rules are as follows:

  •
  in markets with 45 or more radio stations, ownership is limited to eight commercial stations, no more than five of which can be either AM or FM;

  •
  in markets with 30 to 44 radio stations, ownership is limited to seven commercial stations, no more than four of which can be either AM or FM;

  •
  in markets with 15 to 29 radio stations, ownership is limited to six commercial stations, no more than four of which can be either AM or FM; and

  •
  in markets with 14 or fewer radio stations, ownership is limited to five commercial stations or no more than 50% of the market's total, whichever is lower, and no more than three of which can be either AM or FM.

        On June 2, 2003, the FCC concluded an omnibus rulemaking proceeding in which it examined all broadcast ownership rules, including the local radio ownership rule, the broadcast-newspaper ownership rule, the radio-television cross-ownership rule, the local television ownership rule, the national television ownership rule and the dual network rule. With respect to radio, the FCC retained the specific limits on the number of commercial radio stations an entity can own in a particular geographic market. The FCC, however, changed the way it defines the relevant geographic market and counts the number of stations in that market. The FCC abandoned the "signal contour" method of defining the market for radio stations that are located in areas where Arbitron ranks stations. These geographic areas are called "Arbitron Metros." Under the new rules, the FCC determines the number of radio stations in an Arbitron Metro, for purposes of determining the ownership limit, by counting all commercial and non-commercial radio stations licensed to communities within the Arbitron Metro, plus all radio stations licensed to communities located outside of the Metro but treated by Arbitron as "home" to the Metro. Unlike under the previous rules, both commercial and non-commercial stations are counted in determining the number of stations in a market. The FCC uses the same methodology to determine the number of stations that a single company is deemed to own or control, directly or by attribution.

        For radio stations located outside of an Arbitron Metro, the FCC will continue to use its previous signal contour-based methodology, with two modifications. The FCC also initiated a new rulemaking proceeding to develop a new method of defining markets located outside of Arbitron Metros. We own few radio stations in unrated markets. We do not believe that the FCC's rule changes as they apply to unrated markets will have any material effect on our business plan.

        The FCC's rule changes as they apply to radio stations in Arbitron Metros have several potential adverse effects. In some markets, the new rules have the effect of both (i) decreasing the number of radio stations deemed to be in the market overall, thereby lowering the applicable ownership tier, and (ii) increasing the number of radio stations that we are deemed to own in the market. For example, the number of overall stations in some of our markets will be reduced from 45 or more to fewer than 45, thereby reducing the applicable ownership limit from eight radio stations, no more than five of which may be AM or FM, to seven radio stations, no more than four of which may be AM or FM. In addition, in several markets, we will be deemed to own or control more radio stations than we were deemed to own or control under the old rules.

        Our existing station portfolio exceeds the applicable ownership limit under the new Arbitron Metro rule by approximately fourteen stations in eight markets. Furthermore, some of our existing station portfolio may be subject to compliance with both the Arbitron-Metro based rule and the modified signal-contour methodology. It is not yet clear how the FCC will apply its new ownership rules in this situation. Under the new rules, however, we will not be required to divest existing owned stations in order to come into compliance with the new limits. Instead, existing ownership combinations are "grandfathered." Divestitures will be required only if we seek to transfer control of the stations or we attempt to acquire additional stations in the market. The FCC's rules contain an exception to the divestiture requirement in the case of transfers to "small businesses" as defined by the FCC. The rules also contain an exception to the divestiture requirement in the case of pro forma transfers of control, which we believe would apply in the event of any transfer of control that may be deemed to occur if as a result of future offerings by us or sales by the Forstmann Little partnerships, the Forstmann Little partnerships cease to own a controlling interest in us, or, there is a change in control of the Forstmann Little partnerships, provided that no other person acquires control.

        Under the FCC's current rules, radio stations that are operated under local marketing agreements may be treated as owned for purposes of the local radio ownership limit. See "—Time Brokerage". The new rules extend this treatment to certain joint sales agreements. Some of our existing local marketing agreements and joint sales agreements do not comply with the new local radio ownership rule. Unlike existing ownership combinations, non-compliant joint sales agreements and local marketing agreements are not permanently grandfathered, but must be terminated, if non-compliant, no later than two years after the new rules become effective.

        The FCC's new ownership rules apply to all pending transactions. On June 2, 2003, the FCC issued a public notice announcing a "freeze" on the filing of applications for consent to acquire radio stations until notice has been given that the Office of Management and Budget has approved new application forms incorporating the new ownership rules. Therefore, we are currently unable to file applications to acquire or sell radio stations.

        In addition, we have determined that three of our pending acquisitions in the Providence, RI, Lafayette, LA and Modesto, CA markets may not comply with the new rules. The Lafayette acquisition also did not comply with the old rules. We therefore had already entered into an agreement to sell one of our stations in that market, and we are prepared to sell additional stations in that market, if necessary, to comply with the new rules. With respect to the Providence acquisition, we intend to request a waiver or agree to divest, as necessary, to comply with the new rules. With respect to the Modesto, CA acquisition, we intend to request a waiver of the new rules, but we are prepared to divest a station in this market if necessary.

        The FCC also eliminated the cross-ownership rules that limited or prohibited radio station ownership by the owner of television stations or a daily newspaper in the same market and replaced these rules with a new cross-media rule. Under the new cross-media rule, the following limits apply:

  •
  in markets with three or fewer TV stations, no cross-ownership is permitted among TV, radio and newspapers, although a company may request a waiver if it can show that the TV station does not serve the area served by the cross-owned property (i.e. the radio station or newspaper).

  •
  in markets with between four and eight TV stations, combinations are limited to one of the following:

  •
  a daily newspaper, one TV station, and up to half of the radio station limit for that market, or

  •
  a daily newspaper, and up to the radio station limit for that market, but no TV stations, or

  •
  two TV stations (if permissible under the local TV ownership rule), and up to the radio station limit for that market, but no daily newspapers.

  •
  in markets with nine or more TV stations, the FCC eliminated the newspaper-broadcast cross-ownership ban and the television-radio cross-ownership ban.

        There is significant congressional opposition to the new rules, and bills have been introduced in Congress to modify or repeal the FCC's action. On June 19, 2003, the Senate Committee on Commerce, Science and Transportation reported S. 1046, which would repeal several of the ownership rules adopted by the FCC on June 2, 2003. S. 1046, as reported by the Senate

Commerce Committee, would also eliminate grandfathering of non-compliant radio combinations within one year of enactment. S. 1046 would also reinstate the radio/TV cross-ownership and newspaper/broadcast cross-ownership rules, reinstate the 35% cap on national television ownership, require the FCC to review the media ownership rules every five years, rather than every two years as currently required by the Telecommunications Act of 1996, and require the FCC to hold at least five public hearings before the next modification of media ownership rules.

        In addition, on June 26, 2003, the Senate Commerce Committee reported S. 1264, the annual legislation authorizing and appropriating funds for the FCC. This legislation also includes several media-related provisions, including with respect to the ownership rules, instructing the FCC to review its media ownership rules every five years, rather than every two years as currently required, expressly allowing the FCC to strengthen or broaden any ownership restriction as necessary in the public interest, and disallowing the 50% discount for UHF television stations purchased or transferred after June 2, 2003 for purposes of calculating the national audience reach of a television station group and compliance with the television national audience cap. On July 15, 2003, several Senators introduced a resolution, S.J. Res. 17, that if adopted would void the new ownership rules under the Congressional Review Act.

        On July 23, 2003, the House of Representatives approved by an overwhelming vote the Fiscal Year 2004 Commerce, Justice, and State Spending Bill. This appropriations bill includes a provision that would prohibit the FCC from using any authorized funds to grant licenses for a commercial television station if the grant would result in the licensee having a national audience reach in excess of 35%. The Senate has not yet approved, but will consider in the near future, a similar appropriations bill. Any differences between the House and Senate appropriations bills will be resolved during the committee conference on these bills. The House appropriations bill as approved only relates to television ownership, not radio, and therefore would have no effect on us.

        At this time, it is uncertain whether any such congressional proposals will become law or what effect such legislation will have on us and our ability to acquire additional stations. If the provision of S. 1046 requiring divestitures to come into compliance with the Arbitron-based geographic market approach for defining local radio markets were to become law, we would be required to divest approximately fourteen stations in eight markets. We have evaluated the potential impact of this divestiture requirement and we believe that the required divestitures would not have a materially adverse effect on us as a whole, because we could come into compliance by divesting underperforming or technically inferior stations, and divestitures may have the effect of leveling the competitive playing field in markets where existing competitors own radio stations in excess of the new limits. In addition, the requirement that other companies divest stations may create acquisition opportunities for us in other markets.

Ownership Attribution Rules

        The FCC's multiple ownership rules apply to "attributable" interests in broadcast stations or daily newspapers held by an individual, corporation, partnership or other association. In the case of corporations directly or indirectly controlling broadcast licenses, the interests of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the corporation's voting stock are generally attributable. Some passive investors are attributable only if they hold 20% or more of the corporation's voting stock. However, all minority shareholder interests (other than interests subject to the debt/equity rule discussed in the next paragraph) are exempt from attribution if a single shareholder controls a majority of the voting shares in the corporation. Although the FCC had previously revoked the single majority shareholder exemption, on December 3, 2001, following a court decision that found the FCC's elimination of the exemption in the context of the FCC's cable ownership attribution rules to be arbitrary and capricious, the FCC suspended enforcement of the elimination of the exemption pending the outcome of a rulemaking to reconsider this matter.

        Notwithstanding the presence of a single majority shareholder, the FCC will attribute the interests of various creditors or investors in a corporation under the so-called "debt/equity plus" rule. Under this rule, a major programming supplier or a same-market owner will be treated as an attributable owner of a station if the supplier or owner holds debt or equity, or both, in the station that is greater than 33% of the value of the station's total debt plus equity. A major programming supplier includes any programming supplier that provides more than 15% of the station's weekly programming hours. A same-market owner includes any attributable owner of a media company, including broadcast stations, cable television, and newspapers, located in the same market as the station, but only if the owner is attributable under an FCC attribution rule other than the debt/equity plus rule.

        The attribution rules could limit the number of radio stations we may acquire or own in any market and may also limit the ability of various potential buyers of stations owned by us from being able to purchase some or all of the stations that they might otherwise wish to purchase from us. To address the possibility that attributable interests held by minority shareholders could limit our ability to acquire stations, our certificate of incorporation provides that our capital stock is subject to redemption by action of our board of directors to the extent necessary to bring us into compliance with the FCC's ownership rules.

Alien Ownership Rules

        The Communications Act prohibits the issuance or holding of broadcast licenses by aliens, including any corporation if more than 20% of its capital stock is collectively owned or voted by aliens. In addition, the FCC may prohibit any corporation from holding a broadcast license if the corporation is directly or indirectly controlled by any other corporation of which more than 25% of the capital stock is owned of record or voted by aliens, if the FCC finds that the prohibition is in the public interest. The FCC has interpreted this provision of the Communications Act to require an affirmative public interest finding before a broadcast license may be granted to or held by any such corporation, and the FCC has made such affirmative findings only in limited circumstances. These restrictions apply in similar fashion to other forms of businesses and organizations, including partnerships and limited liability companies. Our certificate of incorporation provides that our capital stock is subject to redemption by action of our board of directors to the extent necessary to bring us into compliance with the Communications Act or FCC regulations or prevent the loss of any of our FCC licenses.

Time Brokerage

        Over the years, a number of radio stations have entered into what have commonly been referred to as time brokerage agreements or local marketing agreements. While these agreements may take varying forms, under a typical time brokerage agreement, separately owned and licensed radio stations agree to enter into cooperative arrangements of varying sorts, subject to compliance with the requirements of antitrust laws and with the FCC's rules and policies. Under these arrangements, separately owned stations could agree to function cooperatively in programming, advertising sales and similar matters, subject to the requirement that the licensee of each station maintain independent control over the programming and operations of its own station. One typical type of time brokerage agreement is a programming agreement between two separately owned radio stations serving a common service area, whereby the licensee of one station provides substantial portions of the broadcast programming for airing on the other licensee's station, subject to ultimate editorial and other controls being exercised by the latter licensee, and sells advertising time during those program segments.

        The FCC's rules provide that a radio station that brokers more than 15% of its weekly broadcast time on another station serving the same market will be considered to have an attributable ownership interest in the brokered station for purposes of the FCC's multiple ownership rules. As a result, in a market where we own a radio station, we would not be permitted to enter into a time brokerage agreement with another local radio station in the same market that we could not own under the local ownership rules, unless our programming on the brokered station constituted 15% or less of the other local station's programming time on a weekly basis. FCC rules also prohibit a radio station from duplicating more than 25% of its programming on another station in the same broadcast service (i.e., AM-AM or FM-FM) directly or through a time brokerage agreement where the brokered and brokering stations that it owns or programs serve substantially the same area.

        The FCC's new ownership rules extend ownership attribution to certain joint sales agreements as well. See "—Multiple Ownership Rules". Under a joint sales agreement, one radio station sells the commercial time on a separately owned and licensed radio station, but does not provide programming as under a time brokerage or local marketing agreement. A radio station that sells more than 15% of the advertising time of another radio station in the same market will be considered to have an attributable ownership interest in the other station for purposes of the FCC's multiple ownership rules. As a result, we will no longer be able to enter into a joint sales agreement providing for the sale of more than 15% of the advertising time of another radio station that we could not own. Under the FCC's new ownership rules, companies have two years to terminate non-compliant time brokerage and joint sales agreements or otherwise come into compliance with the new limits. We do not believe that termination of these agreements or our actions to come into compliance with the new rules with respect to these agreements will have a material impact on our business or our results of operations.

Programming and Operation

        The Communications Act requires broadcasters to serve the public interest. Since 1981, the FCC gradually has relaxed or eliminated many of the more formalized procedures it developed to promote the broadcast of types of programming responsive to the needs of a station's community of license. However, licensees continue to be required to present programming that is responsive to community problems, needs and interests and to maintain records demonstrating responsiveness. Complaints from listeners concerning a station's programming will be considered by the FCC when it evaluates the licensee's renewal application, although listener complaints may be filed and considered at any time and must be maintained in the station's public file.

        Stations also must pay regulatory and application fees and follow various FCC rules that regulate, among other things, political advertising, the broadcast of obscene or indecent programming, the advertisement of casinos and lotteries, sponsorship identification and technical operations, including limits on radio frequency radiation.

        The FCC adopted new EEO rules for broadcasters which became effective March 10, 2003. The new rules are outreach and recruitment focused and require that broadcasters: (1) widely disseminate information for each full-time job vacancy, except for vacancies filled in exigent circumstances; (2) provide notification to community and recruitment organizations that have requested information on all or selected job vacancies; and (3) participate in "longer-term" recruitment initiatives, such as job fairs, internships, scholarships and EEO/anti-discrimination training programs. Broadcasters remain subject to the FCC's anti-discrimination policy but the use of minority or women-targeted recruitment sources is no longer mandated. The new rules also require a broadcaster to keep extensive internal records regarding its recruitment efforts including information regarding its recruitment sources and interviewees, notification to requesting community groups and specifics regarding participation in the longer-term initiatives. Broadcasters must also prepare and place in the public inspection file (and on their website if they maintain one) an annual EEO public file report that details recruitment efforts and interviewee totals, the referral sources used for each vacancy, the community groups notified, and specifics regarding participation in longer-term recruitment initiatives. Broadcasters are subject to an FCC mid-term review in the fourth year of the license term and an FCC review as part of the license renewal application, both requiring the submission of the annual EEO public file report for the preceding two years with a statement certifying that the broadcaster's reports are accurate. As of June 30, 2003, the FCC has not reinstated its requirement for a broadcaster to submit its annual workforce employment information to the FCC for statistical purposes. The FCC is expected to address the workforce employment information and filing requirements in a separate Report and Order sometime in 2003. Also pending is the FCC's review of recruitment requirements for part-time vacancies and it issued a Further Notice of Proposed Rulemaking in conjunction with the new rules to solicit public comment on this issue. The FCC is expected to issue final rules regarding part-time vacancies in 2003.

        The FCC has issued a decision holding that a broadcast station may not deny a candidate for federal political office a request for broadcast advertising time solely on the grounds that the amount of time requested is not the standard length of time which the station offers to its commercial advertisers. This decision is currently being reconsidered by the FCC. The effect that this FCC decision will have on our programming and commercial advertising is uncertain at this time.

        Periodically, we may be required to obtain special temporary authority (STA) from the FCC to operate one or more of the stations in a manner different from the licensed parameters so that we can complete scheduled construction or maintenance or so that we may repair damaged or broken equipment without interrupting service. We are currently operating some stations under STAs in the ordinary course of business.

        In the ordinary course of business, we have received complaints or the FCC has initiated inquiries about whether we have broadcast indecent programming or violated technical requirements.

Proposed and Recent Changes

        Congress, the FCC or other federal agencies may in the future consider and adopt new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect the operation, ownership and profitability of our radio stations, result in the loss of audience share and advertising revenue for our radio stations, and affect our ability to acquire additional radio stations or finance acquisitions. These matters include:

  •
  changes in the FCC's ownership rules and policies, including changes to the local radio ownership rules and the limitations on the cross-ownership of radio and other media (see "—Multiple Ownership Rules");

  •
  proposals to increase regulatory fees or to impose spectrum use or other fees on FCC licensees;

  •
  technical and frequency allocation matters and changes to broadcast technical requirements;

  •
  proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages;

  •
  proposals to restrict or prohibit the advertising of on-line casinos or on-line sports-betting services;

  •
  proposals to limit the tax deductibility of advertising expenses by advertisers;

  •
  restatement in revised form of FCC's equal employment opportunity rules and revision to rules relating to political broadcasting; and

  •
  proposals to regulate or prohibit payments to stations by independent record promoters.

        The FCC recently selected In-Band, On-Channel™ technology as the exclusive standard for digital services for terrestrial AM and FM broadcasters. The FCC has authorized the immediate commencement of "hybrid" transmissions—simultaneous transmissions in both analog and digital—pending the adoption of formal licensing and service rules, using In-Band, On-Channel™ systems. Digital audio broadcasting's advantages over traditional analog broadcasting technology include improved sound quality and the ability to offer a greater variety of auxiliary services. In-

Band, On-Channel™ technology will permit radio stations to transmit radio programming in both analog and digital formats, and eventually in digital only formats, using the bandwidth that the radio station is currently licensed to use. It is unclear what formal licensing and service rules the FCC will adopt regarding digital audio broadcasting and what effect these regulations will have on our business or the operations of our stations.

        In January 2000, the FCC created a new low power FM radio service. The new low power stations operate at a maximum power of between ten and 100 watts in the existing FM commercial and non-commercial band. Low power stations may be used by governmental and non-profit organizations to provide non-commercial educational programming or public safety and transportation radio services. No existing broadcaster or other media entity is permitted to have an ownership interest or enter into any program or operating agreement with any low power FM station. During the first two years of the new service, applicants must be based in the area that they propose to serve. Applicants are not permitted to own more than one station nationwide during the initial two-year period. After the initial two-year period, entities are allowed to own up to five stations nationwide, and after three years, the limit will be raised to ten stations nationwide. A single person or entity may not own two low power stations whose transmitters are less than seven miles from each other. The authorizations for the new stations are not transferable. In April 2001, the FCC adopted a third channel interference protection standard, and prohibited any applicant from obtaining a low power FM station who has previously operated a station without a license.

        At this time it is difficult to assess the competitive impact of these new stations. Although the new low power stations must comply with certain technical requirements aimed at protecting existing FM radio stations from interference, we cannot be certain of the level of interference that low power stations will cause after they begin operating. Moreover, if low power FM stations are licensed in the markets in which we operate, the low power stations may compete with us for listeners. The low power stations may also limit our ability to obtain new licenses or to modify our existing facilities, or cause interference to areas of existing service that are not protected by the FCC's rules, any of which may have a material adverse effect on our business.

        On January 28, 2003, Senator Russell Feingold reintroduced a bill in the U.S. Senate entitled "The Competition in Radio and Concert Industries Act." The bill purports to address anti-competitive practices in the radio and concert industries. Among other things, the bill would impose a 60% national audience reach cap for commercial radio stations and a local radio ownership cap of 35% of the local audience share or 35% of the local radio revenue. It would also prohibit the FCC from relaxing the present local numerical radio ownership caps. The bill would further regulate local marketing agreements, joint sales agreements and other contractual relationships between radio stations, including limiting the duration of local marketing agreements entered into after the enactment of the legislation to no more than one year.

        The Feingold legislation would also modify Federal law that prohibits the payment of money, services or other valuable consideration to a radio station or station employee in exchange for the inclusion of any matter in the station's programming without on-air disclosure (known as payola). Currently, many radio stations, including stations owned by us, have arrangements with independent record promoters pursuant to which stations receive consideration from promoters in exchange for giving those promoters advance notice of new songs added to a particular station's play-list. The Feingold legislation would prohibit a radio station from using its control over any matter broadcast to extract consideration from a record company, artist, concert promoter, or other entity. It is unclear what impact the legislation, if adopted, would have on existing relationships between radio stations and independent record promoters.

        We cannot predict what other matters might be considered in the future by the FCC or Congress, nor can we judge in advance what impact, if any, the implementation of any of these proposals or changes might have on our business.

Federal Antitrust Considerations

        The Federal Trade Commission and the Department of Justice, which evaluate transactions to determine whether those transactions should be challenged under the federal antitrust laws, have been increasingly active recently in their review of radio station acquisitions, particularly where an operator proposes to acquire additional stations in its existing markets.

        For an acquisition meeting certain size thresholds, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder, require the parties to file Notification and Report Forms with the Federal Trade Commission and the Department of Justice and to observe specified waiting period requirements before consummating the acquisition. During the initial 30-day period after the filing, the agencies decide which of them will investigate the transaction. If the investigating agency determines that the transaction does not raise significant antitrust issues, then it will either terminate the waiting period or allow it to expire after the initial 30 days. On the other hand, if the agency determines that the transaction requires a more detailed investigation, then, at the conclusion of the initial 30-day period, it will issue a formal request for additional information. The issuance of a formal request extends the waiting period until the 20th calendar day after the date of substantial compliance by all parties to the acquisition. Thereafter, the waiting period may only be extended by court order or with the consent of the parties. In practice, complying with a formal request can take a significant amount of time. In addition, if the investigating agency raises substantive issues in connection with a proposed transaction, then the parties frequently engage in lengthy discussions or negotiations with the investigating agency concerning possible means of addressing those issues, including persuading the agency that the proposed acquisition would not violate the antitrust laws, restructuring the proposed acquisition, divestiture of other assets of one or more parties, or abandonment of the transaction. These discussions and negotiations can be time consuming, and the parties may agree to delay completion of the acquisition during their pendency.

        At any time before or after the completion of a proposed acquisition, the Federal Trade Commission or the Department of Justice could take action under the antitrust laws as it considers necessary or desirable in the public interest, including seeking to enjoin the acquisition or seeking divestiture of the business or other assets acquired. Acquisitions that are not required to be reported under the Hart-Scott-Rodino Act may be investigated by the Federal Trade Commission or the Department of Justice under the antitrust laws before or after completion. In addition, private parties may under certain circumstances bring legal action to challenge an acquisition under the antitrust laws.

        As part of its increased scrutiny of radio station acquisitions, the Department of Justice has stated publicly that it believes that commencement of operations under time brokerage agreements, local marketing agreements, joint sales agreements and other similar agreements customarily entered into in connection with radio station transfers prior to the expiration of the waiting period under the Hart-Scott-Rodino Act could violate the Hart-Scott-Rodino Act. In connection with acquisitions subject to the waiting period under the Hart-Scott- Rodino Act, so long as the Department of Justice policy on the issue remains unchanged, we would not expect to commence operation of any affected station to be acquired under a time brokerage agreement, local marketing agreement or similar agreement until the waiting period has expired or been terminated.

MANAGEMENT

Directors, Executive Officers and Other Significant Personnel

        The following sets forth information regarding our directors, executive officers and other significant personnel as of July 17, 2003. Each of our executive officers holds an identical position with Citadel Broadcasting Company, our wholly owned operating subsidiary:

Name	Age	Position
Farid Suleman	51	Chief Executive Officer and Chairman of the Board (Class III)
Judith A. Ellis	54	Chief Operating Officer
Randy L. Taylor	40	Vice President—Finance and Secretary
John King	52	Regional President
Wayne P. Leland	38	Regional Vice President
David W. Checketts	47	Director (Class I)
J. Anthony Forstmann	65	Director (Class I)
Theodore J. Forstmann	63	Director (Class III)
Gordon A. Holmes	34	Director (Class II)
Sandra J. Horbach	42	Director (Class II), Vice President and Assistant Secretary
Michael A. Miles	64	Director (Class III)
Charles P. Rose, Jr.	61	Director (Class I)

        Farid Suleman is our Chairman of the Board and Chief Executive Officer. Mr. Suleman joined us in March 2002. Prior to joining us, from February 2001 to February 2002, Mr. Suleman was President and Chief Executive Officer of Infinity Broadcasting Corp., one of the largest radio and outdoor advertising companies in the United States. He was Executive Vice President, Chief Financial Officer, Treasurer and a director of Infinity Broadcasting from September 1998 to February 2001 when Infinity Broadcasting was acquired by Viacom Inc. Mr. Suleman was named Senior Vice President, Finance of CBS in August 1998 and Senior Vice President and Chief Financial Officer of the CBS Station Group in June 1997. Mr. Suleman is a director of Westwood One, Inc. and was also Westwood One's Executive Vice President and Chief Financial Officer from February 1994 to March 2002. Mr. Suleman has also been a special limited partner of Forstmann Little & Co. since March 2002 and is a director of McLeodUSA Incorporated.

        Judith A. Ellis is our Chief Operating Officer. Ms. Ellis joined us in February 2003. Prior to joining us, Ms. Ellis served since 1997 as Senior Vice President/Market Manager for Emmis Communications Corporation. Ms. Ellis' duties at Emmis included managing Emmis' three New York radio stations. Ms. Ellis worked for Emmis for the last 16 years and has been active in the radio industry since 1976.

        Randy L. Taylor is our Vice President—Finance and Secretary. Mr. Taylor joined us in April 1999. In April 2003, Mr. Taylor was named our Secretary. In January 2001, he was named Vice President—Finance of our predecessor company. Prior to joining us, Mr. Taylor served as Controller of Aladdin Gaming Holding, LLC from July 1998 to April 1999. From October 1994 to June 1998, he was employed by Showboat Operating Company in various capacities, including Vice President—Taxation.

        John King is a Regional President. Mr. King joined us in January 2002. From September 2000 to September 2001, Mr. King served as Senior Vice President of Regional Operations for Clear Channel Communications. From 1992 to August 2000, he held management positions in Regional Management, General Management, Programming and Operations with Capstar Communications, Inc., AMFM Inc. and SFX Broadcasting. Mr. King's legal name is French J. Damewood but he is more commonly known as John King.

        Wayne P. Leland is a Regional Vice President. Mr. Leland joined us in April 2000 when Citadel Communications acquired Spring Broadcasting Co. and he currently oversees eleven markets. Mr. Leland has been active in the radio industry since 1986. Prior to joining us, Mr. Leland was the Chief Operating Officer for Spring Broadcasting Co. from 1997 to 2000.

        David W. Checketts has been a Director since 2002. Mr. Checketts is currently Chairman of Sports Capital Partners, a consulting and investment capital firm. From 1994 to 2001, Mr. Checketts was President and Chief Executive Officer of Madison Square Garden. From March 1991 to September 1994, Mr. Checketts was the President of the New York Knicks basketball team. From September 1990 to March 1991, he was Vice President of Development for the National Basketball Association. From 1984 to 1990, Mr. Checketts was President of the Utah Jazz basketball team. Mr. Checketts currently serves on the board of directors of JetBlue Airways Corporation.

        J. Anthony Forstmann has been a Director since 2001. He has been a Managing Director of J.A. Forstmann & Co., a merchant banking firm, since October 1987. In 1968, he co-founded Forstmann-Leff Associates, an institutional money management firm with $6 billion in assets. He is a special limited partner of Forstmann Little & Co. He is also a director of Community Health Systems, Inc. He is the brother of Theodore J. Forstmann.

        Theodore J. Forstmann has been a Director since 2001. He has been a general partner of FLC XXIX Partnership, L.P. since he co-founded Forstmann Little & Co. in 1978. He is also a director of The Yankee Candle Company, Inc., McLeodUSA Incorporated and Community Health Systems, Inc. He is the brother of J. Anthony Forstmann.

        Gordon A. Holmes has been a Director since 2001. He has been a general partner of FLC XXIX Partnership, L.P. since 2001. Prior to becoming a general partner of FLC XXIX Partnership, Mr. Holmes was an associate at Forstmann Little & Co., which he joined in January 1998. From August 1995 to December 1997, Mr. Holmes was an associate at Goldman, Sachs & Co.

        Sandra J. Horbach has been a Director since 2001. Ms. Horbach has also served as a non-executive Vice President and Assistant Secretary since June 2002. She has been a general partner of FLC XXIX Partnership, L.P. since 1993. She is also a director of The Yankee Candle Company, Inc. and Community Health Systems, Inc.

        Michael A. Miles has been a Director since 2001. Mr. Miles served as Chairman and Chief Executive Officer of Philip Morris Companies, Inc. from 1991 to 1994. He is also a director of AMR Corporation, Dell Computer Corp., Exult Inc., Morgan Stanley & Co., Sears, Roebuck and Co., AOL Time Warner Inc., The Allstate Corporation, Inc. and Community Health Systems, Inc. He is also a special limited partner of Forstmann Little & Co.

        Charles P. Rose, Jr. has been a director since 2003. Mr. Rose currently serves as executive producer, executive editor and host of Charlie Rose, a nightly one-hour interview program on the PBS television network which premiered in 1991. Since 1998, he also has served as a correspondent for the CBS television network news program 60 Minutes II.

The Board of Directors

        Our board of directors is currently comprised of eight directors. Upon the completion of this offering, we intend to increase the size of our board of directors by nominating and electing an additional independent director, Herbert J. Siegel. The following provides information concerning Mr. Siegel:

        Herbert J. Siegel.  Mr. Siegel was Chairman of the Board and President of Chris-Craft Industries, Inc. and Chairman of the Board of BHC Communications, Inc. since before 1997 until July 2001, when the two companies were acquired by The News Corporation Limited. Mr. Siegel remains a senior advisor to The News Corporation Limited.

        Our restated certificate of incorporation provides for a classified board of directors consisting of three classes. Each class consists, as nearly as possible, of one-third of the total number of directors constituting the entire board. The term of the initial Class I directors will terminate on the date of the 2004 annual meeting of stockholders; the term of the initial Class II directors will terminate on the date of the 2005 annual meeting of stockholders; and the term of the initial Class III directors will terminate on the date of the 2006 annual meeting of stockholders. We intend to elect Mr. Siegel to Class II.

        Beginning in 2004, at each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term and until their respective successors are elected and qualified. A director may only be removed with cause by the affirmative vote of the holders of a majority of the outstanding shares of capital stock entitled to vote in the election of directors. Each of the four Forstmann Little partnerships has a contractual right, for so long as it holds any shares of our common stock, to designate a nominee for election to our board of directors and we are obligated to solicit proxies in favor of each of these four nominees and to use reasonable efforts to cause each of these four nominees to be elected. In 2002, the nominees of the Forstmann Little Partnerships were Theodore J. Forstmann, Sandra J. Horbach, Gordon A. Holmes and J. Anthony Forstmann.

        We do not currently have any committees of the board. In accordance with the listing standards of the New York Stock Exchange, we will appoint an audit committee within three months from the date we are initially listed on the New York Stock Exchange and we expect to form additional committees of our board at this time as well.

        On October 25, 2002, we granted options to purchase 50,000 shares of our common stock to our directors who were neither our executive officers nor a general partner of Forstmann Little & Co. The directors who received these options were David W. Checketts, J. Anthony Forstmann and Michael A. Miles. On February 28, 2003, we granted Charles P. Rose, Jr. options to purchase 50,000 shares of our common stock. The exercise price of the options granted to Messrs. Checketts, Forstmann, Miles and Rose is $16.00, which was based on the estimated fair market value of the underlying common stock on the date of grant. The options have a term of ten years and vest in four equal annual installments beginning on the first anniversary of the grant date, so long as the holder is a director of Citadel on the applicable vesting date. In connection with his joining our Board, we are granting options to purchase 50,000 shares of our common stock to Herbert J. Siegel. The exercise price of Mr. Siegel's options will be the initial public offering price. Directors do not receive any fees for serving on our board, but are reimbursed for their out-of-pocket expenses arising from attendance at meetings of the board and committees.

Compensation Committee Interlocks and Insider Participation

        Our board of directors does not currently have a compensation committee. During 2002, Theodore J. Forstmann and Sandra J. Horbach participated in deliberations of our board of directors concerning compensation of our chief executive officer, Farid Suleman. During 2002, our entire board of directors participated in deliberations concerning executive officer compensation, other than Mr. Suleman's compensation. Sandra J. Horbach currently serves as one of our officers and as an officer of our subsidiaries but receives no compensation for her services. Farid Suleman, our chief executive officer, did not participate in deliberations regarding his compensation. None of our other board members is either a current or former executive officer or employee of us or any of our subsidiaries. Each of Theodore J. Forstmann, Gordon A. Holmes and Sandra J. Horbach is a general partner in partnerships affiliated with the Forstmann Little partnerships. See "—Certain Relationships and Related Transactions".

Executive Compensation

        The following table sets forth information with respect to compensation for the years ended December 31, 2002 and December 31, 2001 paid for services to our Chief Executive Officers and our three other most highly paid executive officers who were serving as executive officers at December 31, 2002.

Summary Compensation Table

Long-Term Compensation
Annual Compensation
Name and Position					Securities Underlying Options (#)	All Other Compensation ($)(3)
	Year	Base Salary ($)	Bonus ($)
Farid Suleman Chairman and Chief Executive Officer (1)	2002	787,500	1,000,000	(2)	4,150,000	69
Randy L. Taylor Vice President—Finance and Secretary	2002 2001	186,458 175,000	75,000 —		25,000 —	3,760 154,107
D. Robert Proffitt Former President (4)	2002 2001	300,000 300,000	150,000 —		50,000 —	5,651 1,642,967
Donna L. Heffner Former Executive Vice President, Chief Financial Officer and Secretary (5)	2002 2001	300,000 300,000	90,000 —		30,000 —	4,523 2,518,870
Lawrence R. Wilson Former Chairman, Chief Executive Officer and President (6)	2002 2001	140,392 600,001	— —		— —	523,586 13,453,131

(1)
Mr. Suleman joined our company in March 2002.

(2)
This bonus will be paid in 2003. This bonus may be paid in cash or in warrants to purchase our common stock, at the option our board of directors. See "—Employment Terms of Farid Suleman".

(3)
Included for 2002 are our matching contributions to the Citadel Broadcasting Company 401(k) Retirement Savings Plan, which vest over five years and the payment of premiums for term life insurance, as summarized by the table below. Also included is a severance payment in the amount of $512,500 paid to Mr. Wilson on April 23, 2002.

	Plan Contributions ($)	Insurance Premiums ($)
Farid Suleman	0	69
Randy L. Taylor	3,760	60
D. Robert Proffitt	5,651	138
Donna L. Heffner	4,523	60
Lawrence R. Wilson	11,000	86
(4)
Mr. Proffitt ceased to be an employee on July 11, 2003. See "—Certain Relationships and Related Transactions".

(5)
Ms. Heffner ceased to be an employee on March 31, 2003. See "—Certain Relationships and Related Transactions".

(6)
Mr. Wilson ceased to be an employee and a director on April 23, 2002. See "—Certain Relationships and Related Transactions".

Option Grants in Last Fiscal Year

        The following table shows all options to acquire shares of our common stock granted to the executive officers named in the Summary Compensation Table above for the fiscal year ended December 31, 2002.

Option Grants in Last Fiscal Year
Individual Grants						Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (1)
Name	Date of Grant	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Citadel Employees in Fiscal Year(2)	Exercise or Base Price ($/Share)	Expiration Date	0% ($)	5% ($)	10% ($)
Farid Suleman (3)	3/4/02	4,150,000	70.13%	$3.50	3/4/12	60,175,000	107,236,000	178,948,000
Randy L. Taylor (4)	10/25/02	25,000	0.42%	$16.00	10/25/12	50,000	333,500	765,500
D. Robert Proffitt (4)(5)	10/25/02	50,000	0.84%	$16.00	10/25/12	100,000	667,000	1,531,000
Donna L. Heffner (4)(6)	10/25/02	30,000	0.51%	$16.00	10/25/12	60,000	400,200	918,600
Lawrence R. Wilson	—	—	—	—	—	—	—	—

(1)
These amounts are based on assumed appreciation rates of 0%, 5% and 10%, as prescribed by the SEC rules, and are not intended to forecast possible future appreciation, if any, of our stock price. The amounts have been calculated using $18.00 per share, the mid-point of the range of the initial public offering prices set forth on the cover page of this prospectus.

(2)
The table shows the percentage of total options granted to our employees during the fiscal year ended December 31, 2002.

(3)
These options were granted to Mr. Suleman in connection with his becoming our Chief Executive Officer. These options become exercisable at a rate of 25% per year, with the first 25% exercisable on the date of grant and an additional 25% of the options became exercisable on March 4, 2003. An additional 25% will become exercisable on each of March 4, 2004 and 2005. See "—Employment Terms of Farid Suleman".

(4)
These options were granted under the Citadel 2002 Long-Term Incentive Plan. These options become exercisable at a rate of 25% per year, with the first 25% exercisable on October 25, 2003, and an additional 25% becoming exercisable on each of October 25, 2004, 2005 and 2006. See "—Citadel's 2002 Long-Term Incentive Plan".

(5)
Mr. Proffitt ceased to be an employee on July 11, 2003. These options were forfeited upon Mr. Proffitt's resignation.

(6)
Ms. Heffner ceased to be an employee on March 31, 2003. These options were forfeited upon Ms. Heffner's resignation.

        No options to acquire shares of our common stock have been granted to any named executive officers or directors since January 1, 2003, except for the grant of options to purchase 50,000 shares of our common stock made to each of two directors in connection with their becoming members of our board of directors.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The following table shows the aggregate options exercised by the executive officers named in the Summary Compensation Table above for the fiscal year ended December 31, 2002, as well as the value of the options held by such persons on December 31, 2002.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-the Money Options at Fiscal Year- End ($)(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Farid Suleman	—	—	1,037,500	3,112,500	15,043,750	45,131,250
Randy L. Taylor	—	—	—	25,000	0	50,000
D. Robert Proffitt	—	—	—	50,000	0	100,000
Donna L. Heffner	—	—	—	30,000	0	60,000
Lawrence R. Wilson	—	—	—	—	—	—

(1)
The amounts have been calculated using $18.00 per share, the mid-point of the range of the initial public offering prices set forth on the cover page of this prospectus.

Employment Terms of Farid Suleman

        Farid Suleman joined our company in March 2002. The following are the key terms of his employment pursuant to a letter, dated February 15, 2002, from Theodore J. Forstmann of Forstmann Little & Co. to Farid Suleman:

  •
  Mr. Suleman's annual salary is $1 million per year and is subject to annual review and adjustment;

  •
  Mr. Suleman is eligible for an annual bonus of $1 million, payable either in cash or in the form of warrants to purchase our common stock, at the option of our board of directors. The amount of the annual bonus is determined by our board of directors generally based on our overall performance during our last fiscal year. If the bonus is paid in the form of warrants to purchase our common stock, the warrants will be valued, as determined by our board of directors, on the date of payment. The warrants will be fully vested at the time of payment and will have a ten-year term;

  •
  Mr. Suleman has received options and purchased shares of common stock, as described below; and

  •
  Mr. Suleman is entitled to our standard employee benefit package.

        We granted to Mr. Suleman options to purchase 4,150,000 shares of our common stock in connection with his becoming our Chief Executive Officer. These options have a term of ten years and have a per share exercise price of $3.50. The $3.50 exercise price was determined by negotiations between us and Mr. Suleman and was not based on fair market value. Accordingly, we recorded a deferred compensation expense of $39.6 million in connection with the grant of these options.

        Mr. Suleman's Stock Option Agreement.    Mr. Suleman's options were granted pursuant to a written stock option agreement. Twenty-five percent of the options were exercisable on March 4, 2002, the grant date, and an additional 25% of the options became exercisable on March 4, 2003. An additional 25% of the options will become exercisable on each of March 4, 2004 and 2005. These options are generally exercisable only by Mr. Suleman during his lifetime and are not transferable.

        Unexercisable options expire on the date of Mr. Suleman's termination of employment. If Mr. Suleman is terminated for cause, exercisable options also expire on the date of his termination of employment. Options which are exercisable upon Mr. Suleman's termination of employment expire on the earlier of:

  •
  the expiration of the options; and

  •
  60 days after he is terminated.

        Mr. Suleman may exercise options for purposes of proportionately participating in the sale of shares of our common stock by the Forstmann Little partnerships or in a change of control of our company in which the Forstmann Little partnerships cease to own any shares of our voting stock. Any unexercised options will terminate after a change of control of our company, unless we provide that they do not terminate.

        Mr. Suleman's stock option agreement also provides that, if there is a sale of shares of our common stock by the Forstmann Little partnerships or a change of control of our company in which the Forstmann Little partnerships cease to own any shares of our voting stock, Mr. Suleman may be required by us to proportionately exercise his options and participate in the sale of shares by the Forstmann Little partnerships.

        The stock option agreement permits us to terminate all of Mr. Suleman's options if he engages in prohibited or competitive activities.

        Mr. Suleman's Stockholder's Agreement.    Upon exercise of any of his options, Mr. Suleman is required to enter into a stockholder's agreement with us. The description below summarizes the terms of the form of the stockholder's agreement currently in effect.

        Transfer Restrictions.    The stockholder's agreement provides that Mr. Suleman may not transfer the shares issued to him upon exercise of his options, except under his will. These transfer restrictions will terminate if the Forstmann Little partnerships cease to own at least 20% of our outstanding voting stock.

        Participation in the Sale of Stock by the Forstmann Little Partnerships.    The stockholder's agreement provides that Mr. Suleman may participate proportionately in any sale by the Forstmann Little partnerships of their shares of our common stock to a third party. In addition, Mr. Suleman may, and may be required to (if determined by our board of directors), participate proportionately in a public offering of shares of common stock by the Forstmann Little partnerships, by selling the same percentage of his shares that the Forstmann Little partnerships are selling of their shares. If the Forstmann Little partnerships sell their common stock to a third party, the Forstmann Little partnerships may require Mr. Suleman to sell a proportionate amount of his shares and, if stockholder approval of the transaction is required, to vote his shares in favor of the sale.

        Our Option to Repurchase Mr. Suleman's Stock Upon His Termination.    We have the option to purchase, at their fair value, all of the shares of common stock purchased by Mr. Suleman upon exercise of his options after his termination of employment. In addition, if Mr. Suleman engages in prohibited or competitive activities, or criminal acts, or grossly or willfully neglects his duties, we have the option to purchase all of the shares of common stock then held by Mr. Suleman, at a purchase price equal to the lesser of his cost or the book value per share.

Stockholder's Agreements

        In June 2001, simultaneously with our acquisition of Citadel Communications, 15 of our employees (together with two entities controlled by an employee) were awarded the right to purchase, and actually purchased, shares of our common stock. Mr. Taylor, one of our executive officers, was among these 15 employees and purchased 84,157 shares of common stock for approximately $7.13 per share. In addition, in February 2002, we agreed with Mr. Suleman that he would purchase $4.0 million of our shares of common stock in connection with his joining our company in March 2002. Mr. Suleman paid for these shares in April 2002. Mr. Suleman purchased a total of 561,213 shares of common stock for approximately $7.13 per share, which was not based on fair market value. Accordingly, we recorded a deferred compensation expense of $1.5 million in connection with the sale of these shares. In May 2003, Judith A. Ellis, our Chief Operating Officer, was awarded the right to purchase, and actually purchased, a total of 46,350 shares of our common stock for approximately $10.79 per share. The price paid for these shares was based upon the estimated fair value of the shares on the date of purchase after applying a discount consistent with the discount applied to shares of common stock issued to management, which occurred primarily in June 2001. These members of our management entered into stockholder's agreements relating to these shares of our common stock, which, among other things, restrict the transfer of the shares of common stock. For a description of these transfer restrictions, see "—Transfer Restrictions". The stockholder's agreements are substantially identical and are summarized below. After this offering, we will have an aggregate amount of 1,400,164 shares of common stock subject to stockholder's agreements.

        Transfer Restrictions.    The stockholder's agreements provide that the stockholder may not transfer the shares, except under his or her will. These transfer restrictions will terminate if the Forstmann Little partnerships cease to own at least 20% of our outstanding voting stock.

        Participation in the Sale of Stock by the Forstmann Little Partnerships.    The stockholder's agreements provide that the stockholder may participate proportionately in any sale by the Forstmann Little partnerships of their shares of our common stock to a third party. In addition, the stockholder may, and may be required to (if determined by our board of directors), participate proportionately in a public offering of shares of common stock by the Forstmann Little partnerships, by selling the same percentage of his or her shares that the Forstmann Little partnerships are selling of their shares. If the Forstmann Little partnerships sell their common stock to a third party, the Forstmann Little partnerships may require the stockholder to sell a proportionate amount of his or her shares and, if stockholder approval of the transaction is required, to vote his or her shares in favor of the sale.

        Vesting.    The common stock that employees other than Mr. Suleman and Ms. Ellis purchased vests at a rate of 20% per year, beginning June 26, 2002. The common stock purchased by Ms. Ellis vests at a rate of 20% per year, beginning May 21, 2004. Twenty-five percent of Mr. Suleman's common stock vested on March 4, 2002 and 25% vested on March 4, 2003. An additional 25% of the common stock that he purchased will vest on each of March 4, 2004 and 2005.

        Our Option to Repurchase the Stockholder's Stock Upon His or Her Termination.    If a stockholder's employment is terminated, we have the option to purchase any unvested shares of common stock held by the stockholder. The purchase price for these shares is the stockholder's cost. If a stockholder engages in prohibited or competitive activities, or criminal acts, or grossly or willfully neglects his or her duties, we have the option to purchase any shares of common stock held by the stockholder. The purchase price for these shares is the lesser of the stockholder's cost or the book value per share.

        Stockholder's Option to Require Us to Repurchase the Stockholder's Stock Upon His or Her Termination.    If a stockholder's employment is terminated without cause, a stockholder may require us to purchase all, but not less than all, of the shares of common stock held by the stockholder. The purchase price for these shares is the stockholder's cost, except that in the case of the repurchase of vested shares from a stockholder terminated by reason of death, permanent disability or adjudicated incompetency, the purchase price is fair value.

Citadel's 2002 Long-Term Incentive Plan

        Our 2002 Long-Term Incentive Plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and stock options that do not so qualify (including reload options), stock appreciation rights (including limited stock appreciation rights), performance awards, restricted stock and restricted units. Our and our subsidiaries' directors, officers, and salaried employees, as well as individuals who provide services to us and our subsidiaries as independent contractors, are eligible to receive grants under the stock plan. The stock plan is designed to comply with the requirements for "performance-based compensation" under Section 162(m) of the Internal Revenue Code and for exemption from the short-swing profit recovery rules under Rule 16b-3 under the Securities Exchange Act of 1934.

        The stock plan authorizes the issuance of 5,000,000 shares of our common stock, with adjustments to give effect to changes in our capitalization. The common stock that may be issued under the stock plan consists of common stock or shares of other classes of stock the value of which is derived from financial measures established by our board of directors. Generally, our board of directors has the right to grant options and other awards to eligible individuals and to determine the terms and conditions of options and awards, including the vesting schedule of options and awards and the exercise price of options.

        The stock plan generally provides that the term of any option may not exceed ten years. The stock plan permits our board of directors to determine the effect of a change in control on options and awards granted under the plan.

        On October 25, 2002, February 15, 2003, February 28, 2003, May 23, 2003 and July 28, 2003 we granted non-qualified options to purchase shares of our common stock under the stock plan to several employees, including our executive officers. The options have a term of ten years and vest in four equal annual installments beginning on the first anniversary of the grant date, so long as the holder is an employee of us or one of our subsidiaries on the applicable vesting date. The per share exercise price of these options is $16.00 except those granted on July 28, 2003 which have an exercise price of the initial public offering price.

        The following table sets forth the number of stock options granted to our executive officers and other employees that will be outstanding upon the completion of this offering. The table does not set forth the stock options granted to Mr. Suleman in connection with his becoming our Chief Executive Officer (see "—Employment Terms of Farid Suleman") or the stock options granted or to be granted to our directors under the stock plan effective as of the completion of this offering (see "—The Board of Directors").

Name	Number of Shares
Judith A. Ellis	100,000
Randy L. Taylor	25,000
All executive officers as a group (2 persons)	125,000
All employees, other than executive officers, as a group (371 persons)	1,450,250

Citadel Broadcasting Company 401(k) Retirement Savings Plan

        We currently maintain the Citadel Broadcasting Company 401(k) Retirement Savings Plan for the benefit of substantially all of our employees, including our executive officers. The plan is tax-qualified under Section 401 of the Internal Revenue Code. The plan permits participants to make pre-tax deferrals of up to 20% of their base salary or base wages. We make a matching contribution for each participant of up to 2% of the participant's base salary or base wages (depending on the participant's deferrals). The plan also permits us to make profit-sharing contributions. In general, participants become vested in these matching contributions at a rate of 20% per year beginning upon the completion of two years of service. Effective as of the completion of this offering or as soon as possible after this offering, we intend to amend the plan in various ways, including to provide that these matching contributions are made in the form of shares of our common stock.

Certain Relationships and Related Transactions

        In June 2001, we were capitalized by four partnerships affiliated with Forstmann Little & Co. and members of our management, to acquire Citadel Communications, which was then a publicly owned company. We financed the acquisition by issuing our common stock to the Forstmann Little partnerships and members of management, by incurring indebtedness under our credit facility and by issuing an aggregate of $500 million of subordinated debentures to two of the Forstmann Little partnerships. These partnerships immediately distributed the subordinated debentures to their respective limited partners. The subordinated debentures are our general senior subordinated obligations, are not subject to mandatory redemption and mature in three equal annual installments beginning June 26, 2012, with the final payment due on June 26, 2014. The debentures bear interest at a fixed rate of 6% which is payable semi-annually in June and December. The balance of debentures outstanding at March 31, 2003 was $500 million. See "Description of Our Indebtedness".

        Each of the four Forstmann Little partnerships has a contractual right, for so long as it holds any shares of our common stock, to designate a nominee for election to our board of directors and we are obligated to solicit proxies in favor of each of these four nominees and to use reasonable efforts to cause each of these four nominees to be elected. See "—The Board of Directors".

        We have also granted to the Forstmann Little partnerships six demand rights to cause us to file a registration statement under the Securities Act covering resales of all shares of common stock held by the Forstmann Little partnerships, and to cause the registration statement to become effective. The registration rights agreement also grants "piggyback" registration rights permitting the Forstmann Little partnerships to include their registrable securities in a registration of securities by us. Under the agreement, we will pay the expenses of these registrations. See "Shares Eligible for Future Sale—Registration Rights".

        Our chairman and chief executive officer Farid Suleman is a special limited partner of Forstmann Little & Co. Mr. Suleman is paid $1.2 million per annum for providing advice and consulting services to Forstmann Little & Co. as a special limited partner. Mr. Suleman has the right to invest in Forstmann Little & Co. portfolio investments from time to time. Mr. Suleman has informed us that he has not invested in the Forstmann Little partnerships' investment in us.

        We currently reimburse Forstmann Little & Co. for expenses incurred on our behalf including travel and related expenses, and office and other miscellaneous expenses. For the year ended December 31, 2002, we reimbursed Forstmann Little & Co. a total of approximately $800,000 for these expenses, approximately $240,000 of which was incurred in 2001. We did not reimburse Forstmann Little & Co. for any expenses during the quarter ended March 31, 2003. Forstmann Little & Co. currently reimburses us for expenses incurred on their behalf including travel and related expenses and other miscellaneous expenses. During the quarter ended March 31, 2003, Forstmann Little & Co. reimbursed us a total of approximately $127,000 for these expenses, approximately $52,000 of which was incurred in 2002. Forstmann Little & Co. did not reimburse us for any expenses during 2002. Forstmann Little & Co. also provides use of office space to our executive officers at no cost.

        Theodore J. Forstmann is a senior partner of, and Sandra J. Horbach and Gordon A. Holmes are general partners of, Forstmann Little & Co. Messrs. Forstmann and Holmes serve as members of our board of directors. Ms. Horbach also serves as a member of our board of directors and as a non-executive officer of us and our subsidiaries, although Ms. Horbach receives no compensation for her services as an officer. Michael A. Miles and J. Anthony Forstmann are special limited partners of Forstmann Little & Co. Mr. Miles also serves on the Forstmann Little advisory board and, as such, has an economic interest in the Forstmann Little partnerships. J. Anthony Forstmann is the brother of Theodore J. Forstmann.

        Effective July 11, 2003, D. Robert Proffitt ceased to be employed as our President and on July 15, 2003, in accordance with our rights under our stockholder's agreement with Mr. Proffitt, we repurchased all unvested shares of our common stock held by Mr. Proffitt at cost for an aggregate purchase price of approximately $1.2 million.

        On May 21, 2003, Judith A. Ellis, our Chief Operating Officer, purchased a total of 46,350 shares of our common stock for approximately $10.79 per share. These shares of common stock are subject to a stockholder's agreement, which, among other things, restricts the transfer of the shares of common stock. For a description of these transfer restrictions, see "—Stockholder's Agreements—Transfer Restrictions".

        Effective March 31, 2003, Donna L. Heffner resigned as our Executive Vice President, Chief Financial Officer and Secretary and from all executive officer and director positions that she held with our subsidiaries. On May 12, 2003, in accordance with our rights under our stockholder's agreement with Ms. Heffner, we repurchased all unvested shares of our common stock held by Ms. Heffner at cost for an aggregate purchase price of approximately $1.6 million.

        On April 23, 2002, our former chairman and chief executive officer resigned from all officer and director positions that he held with us and our subsidiaries. In connection with these resignations, we repurchased all of the shares of our common stock that he and his affiliates held. In accordance with the stockholder's agreement between us and our former chairman and chief executive officer, we repurchased these shares at cost for an aggregate purchase price of approximately $13.0 million. This repurchase included shares held by Molly & Associates, a limited liability company which was controlled by our former chairman and chief executive officer and 45% beneficially owned by each of Ms. Heffner and Mr. Proffitt. In addition, on that date, an affiliate of our former chairman and chief executive officer purchased our airplane for approximately $4.0 million, which approximated fair market value. Finally, on that date, we made an additional severance payment to our former chairman and chief executive officer of approximately $0.6 million.

        Randy L. Taylor, one of our executive officers, has been indebted to us since June 2001 under a promissory note which bears an annual interest rate of 5.02%. This note is full recourse against Mr. Taylor. This note was delivered to us by Mr. Taylor in partial payment for his purchase of our common stock. The promissory note is secured by the 84,157 shares of common stock to which they relate which, assuming an initial public offering price of $18.00 per share, are valued at $1,514,826. To the extent Mr. Taylor sells any common stock, the note requires that the net proceeds he receives, after taxes, be used to reduce the outstanding balance under his note. The highest amount outstanding under Mr. Taylor's note since January 1, 2002 and the amount outstanding as of the date of this prospectus was $413,704.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information regarding the beneficial ownership of our common stock immediately prior to the consummation of this offering and immediately after the consummation of this offering. The table includes:

  •
  each person who is known by us to be the beneficial owner of more than 5% of the outstanding common stock;

  •
  each of our directors;

  •
  each executive officer named in the summary compensation table; and

  •
  all directors and executive officers as a group.

        Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent this power may be shared with a spouse. Unless indicated below, the address for each individual listed below is City Center West, Suite 400, 7201 West Lake Mead Boulevard, Las Vegas, Nevada 89128.

			Percentage of Shares Beneficially Owned After this Offering (1)
	Shares Beneficially Owned Prior to this Offering (1)
Name			Assuming Over- Allotment Option Is Not Exercised	Assuming Over- Allotment Option Is Exercised
	Number	Percent
5% Stockholders:
Forstmann Little & Co. Equity Partnership-VI, L.P. (2)	43,461,647	44.6%	36.4%	35.4%
Forstmann Little & Co. Equity Partnership-VII, L.P. (2)	13,945,292	14.3%	11.7%	11.4%
Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P. (2)	27,302,079	28.0%	22.8%	22.2%
Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P. (2)	11,425,311	11.7%	9.6%	9.3%
Directors:
Farid Suleman (2)(3)	2,636,213	2.6%	2.2%	2.1%
David W. Checketts	—	—	—	—
J. Anthony Forstmann (2)	—	—	—	—
Theodore J. Forstmann (2)	96,134,329	98.6%	80.4%	78.3%
Gordon A. Holmes (2)	—	—	—	—
Sandra J. Horbach (2)	96,134,329	98.6%	80.4%	78.3%
Michael A. Miles (2)	—	—	—	—
Charles P. Rose, Jr.	—	—	—	—
Other Named Executive Officers:
Randy L. Taylor	84,157	*	*	*
D. Robert Proffitt	112,228	*	*	*
Donna L. Heffner	28,055	*	*	*
Lawrence R. Wilson	—	—	—	—
All Directors and Executive Officers as a Group (10 persons) (3)	98,901,049	99.3%	81.3%	79.2%

*
Less than 1%.

(1)
A person or group of persons is deemed to have "beneficial ownership" of any shares of common stock when a person or persons has the right to acquire them within 60 days after the date of this prospectus. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which a person or persons have the right to acquire within 60 days after the date of this prospectus is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)
The general partner of Forstmann Little & Co. Equity Partnership-VI, L.P., a Delaware limited partnership ("Equity-VI"), and Forstmann Little & Co. Equity Partnership-VII, L.P., a Delaware limited partnership ("Equity-VII"), is FLC XXXII

  Partnership, L.P., a New York limited partnership. The general partners of FLC XXXII Partnership, L.P. are Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls and Gordon A. Holmes. The general partner of Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P., a Delaware limited partnership ("MBO-VII"), and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P., a Delaware limited partnership ("MBO-VIII"), is FLC XXXIII Partnership, L.P., a New York limited partnership. The general partners of FLC XXXIII Partnership, L.P. are Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls and Gordon A. Holmes. Accordingly, each of the individuals named above, other than Mr. Holmes, for the reasons described below, may be deemed the beneficial owners of shares owned by Equity-VI, Equity-VII, MBO-VII and MBO-VIII and, for purposes of this table, beneficial ownership is included. Mr. Holmes does not have any voting or investment power with respect to, or any economic interest in, the shares of common stock of Citadel held by Equity-VI, Equity-VII, MBO-VII or MBO-VIII; and, accordingly, Mr. Holmes is not deemed to be a beneficial owner of these shares. Messrs. Theodore J. Forstmann and J. Anthony Forstmann are brothers. Mr. Miles is a member of the Forstmann Little advisory board and, as such, has an economic interest in the Forstmann Little partnerships. Messrs. J. Anthony Forstmann, Michael A. Miles and Farid Suleman are special limited partners of Forstmann Little & Co. None of the other limited partners in each of Equity-VI, Equity-VII, MBO-VII and MBO-VIII is otherwise affiliated with Citadel or Forstmann Little & Co. The address of Equity-VI, Equity-VII, MBO-VII and MBO-VIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, New York 10153. The address for Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls, Gordon A. Holmes, Farid Suleman, Michael A. Miles and J. Anthony Forstmann is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, New York 10153.

(3)
Includes 2,075,000 shares of common stock subject to options which are currently exercisable.

DESCRIPTION OF OUR INDEBTEDNESS

Our Credit Agreement

        On June 26, 2001, we entered into a $700 million bank credit facility with a syndicate of banks and other financial institutions led by JPMorgan Chase Bank, as a lender and administrative agent. On January 29, 2003, we amended our credit facility which, in part, reduced the facility to $650 million by reducing the commitment on the tranche B term loan from $250 million to $200 million. We financed this $50 million reduction through borrowings under our revolving credit facility. On March 31, 2003, we repaid $34.0 million of term loans with borrowings under our revolving credit facility. Payments made on the term loans reduce the commitment under our credit facility and therefore the funds are not available for future borrowings. Our credit facility, as amended, consists of the following:

	Commitment	Balance Outstanding (as of March 31, 2003)
Tranche A term loan	$250,000,000	$231,111,111
Tranche B term loan	200,000,000	184,888,889
Revolving credit facility	200,000,000	97,500,000

        Availability.    The amount available under our credit facility at March 31, 2003 was approximately $102.5 million in the form of revolving credit commitments. This excludes approximately $3.6 million in letters of credit outstanding as of March 31, 2003. Our ability to borrow under our credit facility is limited by our ability to comply with several financial covenants as well as a requirement that we make various representations and warranties at the time of borrowing. We intend to use substantially all of our net proceeds from this offering to first repay amounts outstanding under our tranche B term loan, then to repay amounts outstanding under the revolving portion of our credit facility, with any remaining proceeds used to repay amounts outstanding under our tranche A term loan. Any net proceeds used to repay amounts outstanding under our tranche A and tranche B term loans will reduce the outstanding commitments under our credit facility and we will not be able to reborrow these amounts. Any net proceeds used to repay amounts outstanding under our revolving credit facility will not reduce the outstanding commitment under the revolving portion of our credit facility. After giving effect to our approximately $369 million repayment, as of June 30, 2003, we will be able to borrow $200 million under our revolving credit facility, excluding approximately $9.1 million in outstanding letters of credit. See "Use of Proceeds". Our credit facility also provides that at any time prior to June 26, 2004, we may solicit incremental term and revolving loans not to exceed $400.0 million.

        Interest.    At our election, interest on any outstanding principal accrues at a rate based on either: (a) the greater of (1) the Prime Rate in effect; (2) the secondary market rate for three-month certificates of deposit from time to time plus 1%; or (3) the Federal Funds Rate plus 0.5%, in each case, plus a spread that ranges from 0.50% to 2.0%, depending on our leverage ratio; or (b) the Eurodollar rate (grossed-up for reserve requirements) plus a spread that ranges from 1.50% to 3.0%, depending on our leverage ratio.

        Maturity and Amortization.    The term loans are repayable in quarterly installments pursuant to a predetermined payment schedule. The tranche A term loan is repayable over a period of five years in quarterly installments, beginning on March 31, 2004, in amounts ranging from $9.2 million and increasing to $15.6 million for the final four quarterly repayments. The final quarterly payment on the tranche A term loan is due June 26, 2008. The tranche B term loan is repayable over a period of six years in quarterly installments, beginning on June 30, 2004, which are $0.5 million for the first five years of scheduled repayments and $44.2 million for the final four quarterly repayments. The final quarterly payment on the tranche B term loan is due June 26, 2009. The repayment of $34.0 million of term loans in March 2003 had the effect of reducing the required quarterly installments on the term loans. For the tranche A term loan, the prepayment of $18.9 million was applied to the September 2003 and December 2003 quarterly payments of $9.4 million each and the remaining $0.1 million was applied to the March 2004 payment. For the tranche B term loan, the prepayment of $15.1 million was applied to the September 2003, December 2003 and March 2004 quarterly payments of $0.5 million each and the remaining $13.6 million reduced the required future quarterly payments on a pro-rata basis.

        Fees.    We pay a commitment fee for the daily average unused commitment under the revolving credit commitment. The commitment fee ranges from 0.375% to 0.5% based on a pricing grid depending on our leverage ratio. In addition, we pay fees for each letter of credit issued under our credit facility.

        Commitment Reductions and Repayments.    Our loans under our credit facility must be prepaid with the net proceeds, in excess of $30 million in the aggregate, of specified asset sales and issuances of additional indebtedness which do not constitute permitted indebtedness under our credit facility. These prepayments are first applied to prepay our term loans and then to prepay our revolving credit loans. The commitments under the revolving portion of our credit facility will be permanently reduced by the amount of the repayment of this facility. The loans under our credit facility must also be prepaid with 50% of any excess cash flow for any fiscal year, commencing with fiscal year 2003, where, as of the end of that year, (1) we have no revolving credit loans outstanding, (2) we hold cash and cash equivalents in excess of $25 million and (3) our leverage ratio is greater than 4.5 to 1. These prepayments are first applied to prepay our revolving credit loans (without any permanent reduction in commitment amount) and then to prepay term loans.

        Security and Guarantees.    Our operating subsidiary, Citadel Broadcasting Company, is the primary borrower under this facility. We and each of our other subsidiaries have guaranteed the performance of Citadel Broadcasting Company under our credit facility. We and each of our subsidiaries have pledged to our lenders all of the equity interests in and intercompany notes issued by each of our respective subsidiaries.

        Non-Financial Covenants.    Our credit facility contains customary restrictive non-financial covenants, which, among other things, and with certain exceptions, limit our ability to incur additional indebtedness, liens and contingent obligations, enter into transactions with affiliates, make acquisitions, declare or pay dividends, redeem or repurchase capital stock, enter into sale and leaseback transactions, consolidate, merge or effect asset sales, make capital expenditures, make investments, loans, enter into derivative contracts, or change the nature of our business. At December 31, 2002 and March 31, 2003, we were in compliance with all non-financial covenants under our credit facility.

        Financial Covenants.    Our credit facility also contains covenants related to the satisfaction of financial ratios and compliance with financial tests, including ratios with respect to maximum leverage, minimum interest coverage and minimum fixed charge coverage. Our maximum leverage covenant requires that, as of the last day of each fiscal quarter, our ratio of total senior indebtedness (which excludes our 6% subordinated debentures) to consolidated EBITDA (as defined in our credit agreement), for the four immediately preceding fiscal quarters may not be greater than 5.00 to 1 through September 30, 2003, and the ratio declines on October 1 of each year thereafter. The definition of consolidated EBITDA in our credit agreement is different from the definition we employ for purposes of our financial reporting. We discuss EBITDA and the limitations of this financial measure under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure" on page 27.

        For purposes of our financial reporting, we define EBITDA as income (loss) from continuing operations, which includes corporate non-cash deferred stock compensation, before income taxes and, if applicable, before discontinued operations, net of tax, plus interest expense (net) and depreciation and amortization. Consolidated EBITDA as defined in our credit agreement provides for several adjustments to the definition of EBITDA that we use for purposes of our financial reporting. The principal adjustments are for non-cash compensation, gains and losses on the sale of fixed assets and pro forma adjustments for material acquisitions and dispositions. For the year ended December 31, 2002, our EBITDA (defined as for purposes of our financial reporting) was $101.4 million and our consolidated EBITDA (as defined in our credit agreement) was $128.1 million. Of this $26.7 million difference, $0.8 million was attributable to net losses on the sale of fixed assets, $25.9 million was attributable to non-cash compensation expense, and no pro forma adjustments were made for material acquisitions or dispositions. For the three months ended March 31, 2003, our EBITDA (defined as for purposes of our financial reporting) was $21.7 million and our consolidated EBITDA (as defined in our credit agreement) was $25.5 million. This $3.8 million difference was attributable to non-cash compensation expense and no adjustments were made for gains and losses on the sale of fixed assets or for pro forma adjustments for material acquisitions or dispositions. We have included a presentation of net income (loss) calculated under GAAP and a reconciliation to EBITDA on a consolidated basis (defined as for purposes of our financial reporting) under "Unaudited Pro Forma Consolidated Condensed Statements of Operations" and "Selected Historical Consolidated Financial Data".

        Our minimum interest coverage covenant requires that, as of the last day of each fiscal quarter, our ratio of consolidated EBITDA (as defined in our credit agreement) minus various capital expenditures, to consolidated senior interest expense (which excludes interest expense related to our 6% subordinated debentures) for the four immediately preceding fiscal quarters may not be less than 1.80 to 1 through September 30, 2003, and the ratio increases on October 1 of each year thereafter. Our minimum fixed charges coverage covenant requires that, as of the last day of each fiscal quarter, our ratio of consolidated EBITDA (as defined in our credit agreement) minus various capital expenditures and principal debt payments, to fixed charges for the four immediately preceding fiscal quarters may not be less than 1.00 to 1, through September 30, 2004, and the ratio increases on October 1 of each year thereafter. At December 31, 2002 and March 31, 2003, we were in compliance with all financial covenants under our credit facility.

Subordinated Debt

        In June 2001, we issued an aggregate of $500.0 million of subordinated debentures to two of the Forstmann Little partnerships in connection with our acquisition of Citadel Communications. The Forstmann Little partnerships immediately distributed the subordinated debentures to their respective limited partners. The subordinated debentures are our general senior subordinated obligations, are not subject to mandatory redemption and mature in three equal annual installments beginning June 26, 2012, with the final payment due on June 26, 2014. The debentures bear interest at a fixed rate of 6% which is payable semi-annually at the end of June and December each year. The balance of debentures outstanding as of March 31, 2003 was $500.0 million. The subordinated debentures are subordinated to our credit facility and other senior obligations we may incur in the future and do not include any restrictive financial covenants. The subordinated debentures may be prepaid by us at any time without premium, penalty or charge. We have a right of first refusal on the transfer of the debentures.

DESCRIPTION OF CAPITAL STOCK

Overview

        Immediately before the closing of this offering, we will be recapitalized as follows:

  •
  each outstanding share of our Class B common stock will be exchanged for .491 shares of our Class A common stock;

  •
  our Class A common stock will be redesignated as common stock; and

  •
  our certificate of incorporation will be amended and restated to reflect a single class of common stock, par value $.01 per share.

        After giving effect to the changes to our certificate of incorporation, our authorized capital stock will consist of 500,000,000 shares of common stock, $.01 par value per share, and 200,000,000 shares of preferred stock, $.01 par value per share.

        After giving effect to the changes to our certificate of incorporation, but immediately before the closing of this offering, there will be 97,534,493 shares of common stock outstanding held by 17 stockholders and no shares of preferred stock outstanding. After the closing of this offering, there will be 119,534,493 shares of common stock outstanding.

        After the closing of this offering, the Forstmann Little partnerships and our management will beneficially own approximately 81% of the outstanding common stock or, if the underwriters' over-allotment option is exercised, approximately 79% of the outstanding common stock. As long as the Forstmann Little partnerships and our management continue to own in the aggregate more than 50% of the outstanding shares of common stock, they will collectively have the power to:

  •
  elect our entire board of directors;

  •
  control our management and policies;

  •
  determine without the consent of other stockholders, the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets;

  •
  prevent or cause a change in control; and

  •
  approve substantially all amendments to our certificate of incorporation.

        Each of the four Forstmann Little partnerships has a contractual right, for so long as it holds any shares of our common stock, to designate a nominee for election to our board of directors and we are obligated to solicit proxies in favor of each of these four nominees and to use reasonable efforts to cause each of these four nominees to be elected.

        The following summary contains material information relating to provisions of our common stock, preferred stock, certificate of incorporation and bylaws that is not intended to be complete and is qualified by reference to the provisions of applicable law and to our certificate of incorporation and bylaws included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive dividends ratably, if any, as may be declared by the board of directors out of legally available funds.

Upon our liquidation, dissolution or winding-up, holders of common stock are entitled to receive ratably our net assets available for distribution after the payment of all of our liabilities and the payment of any required amounts to the holders of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares sold in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

        Our board of directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to establish from time to time one or more classes or series of preferred stock covering up to an aggregate of 200,000,000 shares of preferred stock, and to issue these shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have preferences, voting powers, qualifications and special or relative rights or privileges as is determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights.

        The purpose of authorizing the board of directors to establish preferred stock is to eliminate delays associated with a stockholders vote on the creation of a particular class or series of preferred stock. The rights of the holders of common stock will be subject to the rights of holders of any preferred stock issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging, delaying or preventing an acquisition of our company at a price which many stockholders find attractive. These provisions could also make it more difficult for our stockholders to effect certain corporate actions, including the election of directors. We have no present plans to issue any shares of preferred stock.

Limitation on Liability and Indemnification Matters

        Our certificate of incorporation limits the liability of our directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for money damages for breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions; and

  •
  for any transaction from which the director derived an improper personal benefit.

        Our certificate of incorporation and bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by Delaware law. The indemnification permitted under Delaware law is not exclusive of any other rights to which these persons may be entitled.

        In addition, we maintain directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

        We intend to enter into indemnification agreements with our directors and certain executive officers. These agreements contain provisions that may require us, among other things, to indemnify these directors and executive officers against certain liabilities that may arise because of their status or service as directors or executive officers, advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and obtain directors' and officers' liability insurance.

        At present there is no pending litigation or proceeding involving any director or officer as to which indemnification is required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

Anti-takeover Effects of Our Certificate of Incorporation and Bylaws and Provisions of Delaware Law

        A number of provisions in our certificate of incorporation, our bylaws and Delaware law may make it more difficult to acquire control of us. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of our common stock. These provisions are intended to:

  •
  enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;

  •
  discourage transactions which may involve an actual or threatened change in control of our company;

  •
  discourage tactics that may be used in proxy fights; and

  •
  encourage persons seeking to acquire control of our company to consult first with the board of directors to negotiate the terms of any proposed business combination or offer.

        Staggered Board.    Our certificate of incorporation and bylaws provide that the number of our directors shall be fixed from time to time by a resolution of a majority of our board of directors. Our certificate of incorporation also provides that the board of directors shall be divided into three classes. The members of each class of directors will serve for staggered three-year terms. In accordance with the Delaware General Corporation Law, directors serving on classified boards of directors may only be removed from office for cause by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote in the election of directors. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board. Subject to the rights of the holders of any outstanding series of preferred stock, vacancies on the board of directors may be filled only by a majority of the remaining directors, or by the sole remaining director, or by the stockholders if the vacancy was caused by removal of the director by the stockholders. This provision could prevent a stockholder from obtaining majority representation on the board by enlarging the board of directors and filling the new directorships with its own nominees.

        Advance Notice Procedures for Stockholder Proposals and Director Nominations.    Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice generally must be delivered to or mailed and received at our principal executive offices not less than 45 or more than 75 days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year's annual meeting of stockholders. However, if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, to be timely, notice by the stockholder must be delivered not later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the day on which public announcement of the date of the meeting is first made. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

        Preferred Stock.    The ability of our board to establish the rights and issue substantial amounts of preferred stock without the need for stockholder approval, while providing desirable flexibility in connection with possible acquisitions, financings, and other corporate transactions, may among other things, discourage, delay, defer or prevent a change in control of our company.

        Authorized but Unissued Shares of Common Stock.    The authorized but unissued shares of common stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

        Redemption.    Our certificate of incorporation provides that our common stock is subject to redemption by action of our board of directors to the extent necessary to bring us into compliance with the Communications Act or FCC regulations or prevent the loss of any of our FCC licenses.

Other Important Provisions of Our Certificate of Incorporation and Bylaws

        Stockholder Action by Written Consent.    Our bylaws provide that stockholders may take action by written consent.

        We Have Opted Out of Section 203 of the Delaware General Corporation Law.    Our certificate of incorporation provides that we have opted out of the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Because we have opted out in the manner permitted under Delaware law, the restrictions of this provision will not apply to us.

Transfer Agent and Registrar

        The transfer agent and registrar of the common stock is EquiServe Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Rule 144 Securities

        Upon the consummation of this offering, we will have 119,534,493 shares of common stock outstanding. Of these shares, only the 22,000,000 shares of common stock sold in this offering will be freely tradable without registration under the Securities Act and without restriction by persons other than our "affiliates". The 97,534,493 shares of common stock held by the Forstmann Little partnerships, our directors and executive officers and other existing stockholders after this offering will be "restricted" securities under the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including exemptions pursuant to Rule 144 or Rule 144A under the Securities Act.

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately the number of shares outstanding immediately after this offering; and

  •
  the average weekly trading volume of the common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

        Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate", is entitled to sell its shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a greater supply of shares would be, or would be perceived to be, available for sale in the public market.

Lock-Up Arrangements

        We, our executive officers and directors and all existing stockholders have agreed with the underwriters of this offering not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the underwriters' prior written consent or in other, limited circumstances, including for limited acquisitions by us. See "Underwriting".

Registration Rights

        We have entered into a registration rights agreement with the Forstmann Little partnerships, pursuant to which we have granted to the Forstmann Little partnerships six demand rights to cause us to file a registration statement under the Securities Act covering resales of all shares of common stock held by the Forstmann Little partnerships, and to cause the registration statement to become effective. The registration rights agreement also grants "piggyback" registration rights permitting the

Forstmann Little partnerships to include their registrable securities in a registration of securities by us. Under the agreement, we will pay the expenses of these registrations.

        In addition, pursuant to stockholder's agreements, we have granted "piggyback" registration rights to thirteen individuals who own shares of common stock. See "Management—Employment Terms of Farid Suleman" and "Management—Stockholder's Agreements—Participation in the Sale of Stock by the Forstmann Little Partnerships". These registration rights are exercisable only upon registration by us of shares of common stock held by the Forstmann Little partnerships. The holders of common stock entitled to these registration rights are entitled to notice of any proposal to register shares held by the Forstmann Little partnerships and to include their shares in the registration. We will pay the expenses of these piggyback registrations.

UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS

        The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation or partnership created or organized in or under the laws of the United States, or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

        An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

        This discussion does not consider:

  •
  U.S. state or local or non-U.S. tax consequences;

  •
  all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including the fact that in the case of a non-U.S. holder that is a partnership, the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

  •
  the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

  •
  special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

  •
  special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle", "hedge", "conversion transaction", "synthetic security" or other integrated investment.

        The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended existing and proposed Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset. Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Distributions on Common Stock

        Cash distributions on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid to non-U.S. holders of our common stock that are not effectively connected with the conduct of a U.S. trade or business will be subject to U.S. withholding tax at a 30% rate, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

        A non-U.S. holder who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements. However,

  •
  in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;

  •
  in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a "foreign complex trust", "foreign simple trust", or "foreign grantor trust" as defined in the U.S. Treasury regulations; and

  •
  look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

        A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under these U.S. Treasury regulations and the certification requirements applicable to it.

        A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

  •
  the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

        Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a "U.S. real property holding corporation" generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we have not been and are not currently, and we do not anticipate becoming in the future, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

Federal Estate Tax

        Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

        Dividends paid to you may be subject to information reporting and U.S. backup withholding If you are a non-U.S. holder, you will be exempt from backup withholding tax if you provide a Form W-8BEN certifying that you are a non-U.S. holder or you otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption.

        The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your common stock outside the U.S. through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the U.S., then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the U.S., if you sell your common stock though a non-U.S. office of a broker that:

  •
  is a U.S. person;

  •
  derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the U.S.;

  •
  is a "controlled foreign corporation" for U.S. tax purposes; or

  •
  is a foreign partnership, if at any time during its tax year:

  •
  one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

  •
  the foreign partnership is engaged in a U.S. trade or business,

unless the broker has documentary evidence in its files that you are a non-U.S. person and various other conditions are met or you otherwise establish an exemption.

        If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you properly provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

        You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a properly completed refund claim with the U.S. Internal Revenue Service.

UNDERWRITING

        Citadel and the underwriters for this offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc., Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Credit Suisse First Boston LLC
Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Bear, Stearns & Co. Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Wachovia Capital Markets, LLC

Total	22,000,000

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 3,300,000 shares from Citadel to cover these sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 3,300,000 additional shares.

Paid by Citadel	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $              per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to various other brokers or dealers at a discount of up to $              per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the initial public offering price and the other selling terms.

        Citadel currently anticipates that it will undertake a directed share program pursuant to which it will direct the underwriters to reserve up to 1,100,000 shares of common stock for sale at the initial public offering price to directors, officers, employees and friends through a directed share program. The number of shares of common stock available for sale to the general public in the initial public offering will be reduced to the extent these persons purchase any reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

        Citadel, its executive officers and directors and all existing stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives or in other, limited circumstances, including for limited acquisitions by Citadel. See "Shares Eligible for Future Sale" for a discussion of various transfer restrictions.

        Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Citadel's historical performance, estimates of the business potential and earnings prospects of Citadel, an assessment of Citadel's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        Citadel's common stock has been approved for listing on the New York Stock Exchange under the symbol "CDL". In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

        In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from Citadel in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares from Citadel. "Naked" short sales are any sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of the underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Citadel's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

        The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

        Each underwriter has represented, warranted and agreed that (i) it has not offered or sold, and prior to six months after the date of issue of the common stock will not offer or sell any common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied, and will comply with, all applicable provisions of the Financial Services and Markets Act 2000 (FSMA) with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom, and (iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any common stock in circumstances in which section 21(1) of the FSMA does not apply to Citadel.

        The common stock may not be offered, sold, transferred or delivered in or from The Netherlands, as part of its initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

        Each underwriter has acknowledged and agreed that the common stock has not been registered under the Securities and Exchange Law of Japan and is not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law. As part of the offering, the underwriters may offer the common stock in Japan to a list of 49 offerees in accordance with the above provisions.

        No syndicate member has offered or sold, or will offer or sell, in Hong Kong, by means of any document, any common stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or under circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, nor has it issued or had in its possession for the purpose of issue, nor will it issue or have in its possession for the purpose of issue, any invitation or advertisement relating to the common stock in Hong Kong (except as permitted by the securities laws of Hong Kong) other than with respect to common stock which is intended to be disposed of to persons outside Hong Kong or to be disposed of only to persons whose business involves the acquisition, disposal, or holding of securities (whether as principal or as agent).

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the common stock to the public in Singapore.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the lead managers of this offering and may also be made available on web sites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

        Citadel estimates that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $3.9 million.

        Citadel has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

        From time to time, the underwriters and certain of their affiliates have engaged, and may in the future engage, in transactions with, including investment banking and commercial banking transactions, and perform services for, Citadel and its affiliates in the ordinary course of business. In addition, an affiliate of J.P. Morgan Securities Inc. is the administrative agent and a lender and an affiliate of Wachovia Capital Markets, LLC is a syndication agent and a lender under Citadel's credit facility. Each of the affiliates will receive a portion of the net proceeds from the sale of Citadel's common stock in repayment of amounts outstanding under the credit facility.

        Because affiliates of J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC are lenders under Citadel's credit facility and collectively will receive more than 10% of the net proceeds of this offering when Citadel repays borrowings under its credit facility, J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC may be deemed to have a "conflict of interest" under Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the conduct rules. Rule 2720 requires that the initial public offering price can be no higher than that recommended by a "qualified independent underwriter", as defined by the NASD. Goldman, Sachs & Co. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York, and for the underwriters by Sullivan & Cromwell LLP, New York, New York. Fried, Frank, Harris, Shriver & Jacobson has in the past provided, and may continue to provide, legal services to Forstmann Little & Co. and its affiliates. Leventhal, Senter & Lerman P.L.L.C., Washington, D.C., will pass upon legal matters regarding FCC issues for Citadel.

EXPERTS

        The consolidated statements of operations, shareholders' equity, and cash flows of the predecessor company for the year ended December 31, 2000 included in this prospectus have been audited by KPMG LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated balance sheets of Citadel as of December 31, 2001 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for the period from June 26, 2001 through December 31, 2001 and the year ended December 31, 2002, and the consolidated statements of operations, shareholders' equity, and cash flows of the predecessor company for the period from January 1, 2001 through June 25, 2001, included in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets and an explanatory paragraph relating to the restatement described in Note 18 to the consolidated financial statements) appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT ACCOUNTANTS

        Prior to June 26, 2001, KPMG LLP served as Citadel Communications' independent accountants. In connection with our acquisition of Citadel Communications, on June 26, 2001, without any formal recommendation or approval from our board of directors, we elected to engage Deloitte & Touche LLP to serve as our (and our subsidiaries', including Citadel Communications') independent accountants for the 2001 fiscal year and replaced KPMG LLP. The reports of KPMG LLP on Citadel Communications' financial statements for the fiscal years ended December 31, 2000 and December 31, 1999 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the time that the audits of Citadel Communications' financial statements for each of the two fiscal years in the period ended December 31, 2000 were conducted and during the subsequent interim period preceding the change in independent auditors, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of KPMG LLP, would have caused it to make reference to the matter in an audit report. Deloitte & Touche LLP provided accounting advice to Forstmann Little & Co. and to FLCC Holdings, Inc. (n/k/a Citadel Broadcasting Corporation) (a corporation controlled by Forstmann Little & Co.) in connection with our acquisition of our predecessor company. Such accounting advice related to accounting and tax implications of our acquisition of the predecessor company. In addition, Deloitte & Touche LLP performed certain procedures to assist Forstmann Little & Co. in conducting due diligence in respect to the acquisition. Prior to their appointment, Citadel Broadcasting Corporation did not otherwise consult with Deloitte & Touche LLP regarding the application of accounting principles to a specified transaction or regarding the type of audit opinion that might be rendered on its financial statements where such advice was an important factor considered by it in reaching a decision as to an accounting, auditing or financial reporting issue. Deloitte & Touche LLP also did not provide accounting advice to our predecessor company prior to June 26, 2001 related to its historical financial statements. We provided KPMG LLP with a copy of the disclosure contained in this section of the prospectus and requested that it furnish us with a letter addressed to the Commission stating whether it agrees with our statements in this section of the prospectus. A copy of KPMG LLP's letter is filed as an exhibit to our registration statement on Form S-1.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1, which includes amendments, exhibits, schedules and supplements, under the Securities Act and the rules and regulations under the Securities Act, for the registration of the common stock offered by this prospectus. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted from this prospectus as permitted by the rules and regulations of the Commission. For further information with respect to us and the common stock offered by this prospectus, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contracts or other document referred to in this prospectus are not necessarily complete and, where the contract or other document is an exhibit to the registration statement, each statement is qualified in all respects by the provisions of the exhibit, to which reference is now made. The registration statement can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at The Woolworth Building, 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison

Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, the registration statement is publicly available through the Commission's site on the Internet's World Wide Web, located at: http://www.sec.gov. Following this offering, our future public filings are expected to be available for inspection at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

        After this offering, we will be subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. To comply with these requirements, we will file periodic reports, proxy statements and other information with the Commission.

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different information you should not rely on it. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Independent Auditors' Reports	F-2
Consolidated Balance Sheets as of December 31, 2001 and 2002 (as restated) and March 31, 2003 (as restated) (unaudited)	F-4

Consolidated Statements of Operations for the year ended December 31, 2000, for the periods from January 1, 2001 through June 25, 2001 and from June 26, 2001 through December 31, 2001, for the year ended December 31, 2002 (as restated) and for the three months ended March 31, 2002 and 2003 (as restated) (unaudited)	F-5

Consolidated Statements of Shareholders' Equity for the year ended December 31, 2000, for the periods from January 1, 2001 through June 25, 2001 and from June 26, 2001 through December 31, 2001, for the year ended December 31, 2002 (as restated) and for the three months ended March 31, 2003 (as restated) (unaudited)	F-6

Consolidated Statements of Cash Flows for the year ended December 31, 2000, for the periods from January 1, 2001 through June 25, 2001 and from June 26, 2001 through December 31, 2001, for the year ended December 31, 2002 (as restated) and for the three months ended March 31, 2002 and 2003 (as restated) (unaudited)	F-8
Notes to Consolidated Financial Statements	F-10

INDEPENDENT AUDITORS' REPORT

Board of Directors
Citadel Broadcasting Corporation

We have audited the accompanying consolidated balance sheets of Citadel Broadcasting Corporation and subsidiaries (the "Company") as of December 31, 2002 and 2001 and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 2002 and for the period from June 26, 2001 through December 31, 2001. We have also audited the consolidated statements of operations, shareholders' equity and cash flows of Citadel Communications Corporation and subsidiary (the "Predecessor Company") for the period from January 1, 2001 through June 25, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the year ended December 31, 2002 and for the period from June 26, 2001 through December 31, 2001 and the Predecessor Company's results of operations and cash flows for the period from January 1, 2001 through June 25, 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

As discussed in Note 18 to the consolidated financial statements, the accompanying 2002 consolidated financial statements have been restated.

/s/ Deloitte & Touche LLP

Los Angeles, California
February 12, 2003, except for Note 18,
as to which the date is July 16, 2003

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Citadel Communications Corporation:

We have audited the accompanying consolidated statements of operations, stockholders' equity, and cash flows of Citadel Communications Corporation and subsidiary (the "Company") for the year ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Citadel Communications Corporation and subsidiary for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                      /s/ KPMG LLP

Phoenix, Arizona
February 23, 2001

CITADEL BROADCASTING CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	Company			Pro Forma
	December 31, 2001	December 31, 2002	March 31, 2003	March 31, 2003
		(as restated)	(as restated) (unaudited)	(as restated) (unaudited) (Note 2)
Assets
Current assets:
Cash and cash equivalents	$666	$2,134	$4,218
Accounts receivable, less allowance for doubtful accounts of $4,162, $4,321 and $4,260, respectively	63,039	66,428	58,333
Due from related parties	82	45	18
Prepaid expenses and other current assets (including deferred income tax assets of $3,780 $4,589 and $4,695, respectively)	8,228	8,498	10,449

Total current assets	72,015	77,105	73,018
Property and equipment, net	111,617	103,611	103,279
FCC licenses	1,184,331	1,187,457	1,195,205
Goodwill	591,695	596,287	596,287
Other intangibles, net	333,799	203,736	173,296
Other assets, net	31,895	30,137	29,726

Total assets	$2,325,352	$2,198,333	$2,170,811

Liabilities, Exchangeable Preferred Stock and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$26,166	$27,806	$32,569
Current maturities of notes payable and other long-term obligations	852	20,216	9,685

Total current liabilities	27,018	48,022	42,254
Notes payable	556,500	501,250	504,264
Subordinated debt	500,000	500,000	500,000
Other long-term obligations, less current maturities	13,322	12,013	11,370
Deferred income tax liabilities	287,869	270,473	276,340

Total liabilities	1,384,709	1,331,758	1,334,228

Exchangeable preferred stock	39	—	—
Commitments and contingencies
Shareholders' equity:
Preferred stock, $.01 par value—authorized, 10,000 shares at December 31, 2001 and 200,000,000 shares at December 31, 2002 and March 31, 2003; no shares issued or outstanding at December 31, 2001 and 2002 and March 31, 2003
Class A common stock, $.01 par value—authorized, 120,000,000 shares at December 31, 2001 and 487,500,000 shares at December 31, 2002 and March 31, 2003; issued and outstanding, 96,134,329 shares at December 31, 2001, and 2002 and March 31, 2003	961	961	961
Class B common stock, $.01 par value—authorized, 12,500,000 shares; issued and outstanding, 7,485,596 at December 31, 2001 and 3,957,228 shares at December 31, 2002 and March 31, 2003	75	40	40
Common stock, $.01 par value—authorized, 500,000,000 shares at March 31, 2003 (pro forma); issued and outstanding, 98,077,323 shares at March 31, 2003 (pro forma)				981
Additional paid-in capital	997,792	1,026,625	1,026,625	1,026,645
Shareholder notes	(4,589)	(2,989)	(3,026)	(3,026)
Deferred compensation	—	(15,267)	(11,380)	(11,380)
Accumulated deficit	(53,635)	(142,795)	(176,637)	(176,637)

Total shareholders' equity	940,604	866,575	836,583	836,583

Total liabilities and shareholders' equity	$2,325,352	$2,198,333	$2,170,811	$2,170,811

See accompanying notes to consolidated financial statements.

CITADEL BROADCASTING CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except share and per share amounts)

	Predecessor Company		Company
	Year Ended December 31, 2000	Period From January 1, 2001 Through June 25, 2001	Period From June 26, 2001 Through December 31, 2001	Year Ended December 31, 2002	Three Months Ended March 31, 2002	Three Months Ended March 31, 2003
				(as restated)	(as restated)	(as restated)
					(unaudited)	(unaudited)
Gross broadcasting revenue	$314,439	$172,366	$185,927	$387,474	$79,941	$85,455
Less agency commissions	29,615	17,069	17,740	38,605	7,308	8,284

Net broadcasting revenue	284,824	155,297	168,187	348,869	72,633	77,171

Operating expenses:
Cost of revenues, exclusive of depreciation and amortization shown separately below	81,168	53,960	55,655	92,786	22,222	22,699
Selling, general and administrative	96,191	57,076	56,938	116,808	27,105	26,598
Corporate general and administrative	9,092	5,620	6,038	10,751	2,772	2,321
Corporate non-cash deferred stock compensation	12,246	14,773	—	25,886	11,683	3,887
Depreciation and amortization	76,502	53,077	99,054	143,079	35,771	35,456
Non-recurring merger charges	—	40,596	—	—	—	—

Operating expenses	275,199	225,102	217,685	389,310	99,553	90,961

Operating income (loss)	9,625	(69,805)	(49,498)	(40,441)	(26,920)	(13,790)

Non-operating expenses (income):
Interest expense, including amortization of debt issuance costs	53,135	41,498	35,115	61,918	15,661	14,034
Interest income	(3,914)	(161)	(294)	(211)	(72)	(48)
Loss on extinguishment of debt	—	39,097	—	—	—	—
Loss (gain) on sale of assets	(818)	1,128	32	805	21	4
Other, net	134	794	81	426	22	(1)

Non-operating expenses, net	48,537	82,356	34,934	62,938	15,632	13,989

Loss from continuing operations before discontinued operations, net of tax	(38,912)	(152,161)	(84,432)	(103,379)	(42,552)	(27,779)
Income tax (benefit) expense	(4,022)	(2,823)	(30,797)	(14,219)	(5,885)	6,063

Loss from continuing operations	(34,890)	(149,338)	(53,635)	(89,160)	(36,667)	(33,842)
Loss from discontinued operations, net of tax	(1,904)	—	—	—	—	—
Loss on disposal of discontinued operations, net of tax	(2,430)	—	—	—	—	—

Net loss	(39,224)	(149,338)	(53,635)	(89,160)	(36,667)	(33,842)
Dividend requirement and premium paid on redemption of exchangeable preferred stock	12,474	26,994	2	6	1	—

Net loss applicable to common shares	$(51,698)	$(176,332)	$(53,637)	$(89,166)	$(36,668)	$(33,842)

Basic and diluted net loss per common share			(0.56)	$(0.93)	$(0.38)	$(0.35)

Weighted average common shares outstanding			96,134,329	96,134,329	96,134,329	96,134,329

Basic and diluted net loss per common share—pro forma (unaudited) (Note 2)	—	—	—	$(0.90)	—	$(0.35)

Weighted average common shares outstanding—pro forma (unaudited) (Note 2)	—	—	—	98,792,732	—	98,077,323

See accompanying notes to consolidated financial statements.

CITADEL BROADCASTING CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

(In thousands, except share amounts)

	Predecessor Company
	Common Stock					Accumulated Other Comprehensive Loss
			Additional Paid-in Capital	Deferred Compensation	Accumulated Deficit		Total Shareholders' Equity
	Shares	Amount
Balances at January 1, 2000	31,831,212	$32	$287,711	$(26,924)	$(41,610)	$—	$219,209
Comprehensive loss:
Net loss	—	—	—	—	(39,224)	—	(39,224)
Unrealized loss on hedging contracts, net of tax	—	—	—	—	—	(620)	(620)

Total comprehensive loss	—	—	—	—	—	—	(39,844)

Proceeds from public offering, net of offering costs of $1,269	4,750,000	5	233,567	—	—	—	233,572
Exercise of options	396,926	—	1,869	—	—	—	1,869
Reversal of tax benefit of option exercises	—	—	(234)	—	—	—	(234)
Deferred stock compensation	—	—	73	12,173	—	—	12,246
Accretion of exchangeable preferred stock costs	—	—	(234)	—	—	—	(234)
Exchangeable preferred stock dividend requirement	—	—	(12,050)	—	—	—	(12,050)
Equity costs related to offering of company's stock as part of employee retirement plan	—	—	(73)	—	—	—	(73)
Premium paid on partial redemption of exchangeable preferred stock	—	—	(190)	—	—	—	(190)

Balances at December 31, 2000	36,978,138	37	510,439	(14,751)	(80,834)	(620)	414,271
Comprehensive loss:
Net loss	—	—	—	—	(149,338)	—	(149,338)
Unrealized gain on hedging contracts, net of tax	—	—	—	—	—	620	620

Total comprehensive loss	—	—	—	—	—	—	(148,718)

Exercise of options	332,839	—	1,851	—	—	—	1,851
Deferred stock compensation	—	—	22	14,751	—	—	14,773
Stock option payments previously recognized as deferred compensation expense	—	—	(973)	—	—	—	(973)
Accretion of exchangeable preferred stock costs	—	—	(129)	—	—	—	(129)
Exchangeable preferred stock dividend requirement	—	—	(6,630)	—	—	—	(6,630)
Premium paid on redemption of exchangeable preferred stock	—	—	(20,235)	—	—	—	(20,235)

Balances at June 25, 2001	37,310,977	$37	$484,345	$—	$(230,172)	$—	$254,210

See accompanying notes to consolidated financial statements.

	Company
	Common Stock
	Class A Shares	Amount	Class B Shares	Amount	Additional Paid-in Capital	Shareholder Notes	Deferred Compensation	Accumulated Deficit	Total Shareholders' Equity
Initial capitalization as of June 26, 2001	96,134,329	961	7,485,596	75	1,035,163	(4,474)	—	—	1,031,725
Equity reduction for carryover of predecessor cost basis	—	—	—	—	(37,369)	—	—	—	(37,369)
Net loss	—	—	—	—	—	—	—	(53,635)	(53,635)
Interest on shareholder notes	—	—	—	—	—	(115)	—	—	(115)
Dividend on exchangeable preferred stock	—	—	—	—	(2)	—	—	—	(2)

Balances at December 31, 2001	96,134,329	961	7,485,596	75	997,792	(4,589)	—	(53,635)	940,604
Net loss (as restated)	—	—	—	—	—	—	—	(89,160)	(89,160)
Interest on shareholder notes	—	—	—	—	—	(184)	—	—	(184)
Dividend on exchangeable preferred stock	—	—	—	—	(3)	—	—	—	(3)
Deferred stock compensation (as restated)	—	—	—	—	41,153	—	(15,267)	—	25,886
Issuance of Class B common stock	—	—	1,143,000	11	3,989	—	—	—	4,000
Repurchase of Class B common stock	—	—	(4,671,368)	(46)	(16,303)	—	—	—	(16,349)
Repayment of shareholder notes	—	—	—	—	—	1,784	—	—	1,784
Premium paid on exchangeable preferred stock repurchased	—	—	—	—	(3)	—	—	—	(3)

Balances at December 31, 2002 (as restated)	96,134,329	961	3,957,228	40	1,026,625	(2,989)	(15,267)	(142,795)	866,575
Net loss (unaudited) (as restated)	—	—	—	—	—	—	—	(33,842)	(33,842)
Interest on shareholder notes (unaudited)	—	—	—	—	—	(37)	—	—	(37)
Deferred stock compensation (unaudited) (as restated)	—	—	—	—	—	—	3,887	—	3,887

Balance at March 31, 2003 (unaudited) (as restated)	96,134,329	$961	3,957,228	$40	$1,026,625	$(3,026)	$(11,380)	$(176,637)	$836,583

See accompanying notes to consolidated financial statements.

CITADEL BROADCASTING CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Predecessor Company		Company
	Year Ended December 31, 2000	Period From January 1, 2001 Through June 25, 2001	Period From June 26, 2001 Through December 31, 2001	Year Ended December 31, 2002	Three Months Ended March 31, 2002	Three Months Ended March 31, 2003
				(as restated)	(as restated)	(as restated)
					(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	$(39,224)	$(149,338)	$(53,635)	$(89,160)	$(36,667)	$(33,842)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	76,502	53,077	99,054	143,079	35,771	35,456
Amortization of debt issuance costs and debt discounts	1,368	848	1,867	3,652	913	913
Deferred income taxes	(4,528)	(2,818)	(31,322)	(15,278)	(6,323)	5,760
Deferred stock compensation expense	12,246	14,773	—	25,886	11,683	3,887
Interest receivable on shareholder notes	—	—	(115)	(184)	(56)	(37)
Loss/(gain) on sale of assets	(818)	1,128	32	805	21	4
Merger costs and loss on cancellation of hedging contracts	—	42,412	—	—	—	—
Loss on extinguishment of debt	—	39,097	—	—	—	—
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable and amounts due from related parties	(20,668)	8,245	6,060	(3,497)	8,195	8,175
Prepaid expenses and other assets	(1,127)	229	1,106	904	(2,237)	(1,862)
Net assets of discontinued operations	2,781	(607)	(71)	—	—	—
Accounts payable, accrued liabilities and other obligations	16,474	(7,212)	(5,335)	(2,103)	(53)	1,267

Net cash provided by (used in) operating activities	43,006	(166)	17,641	64,104	11,247	19,721

Cash flows from investing activities:
Acquisition of Citadel Communications, net of cash acquired	—	—	(967,822)	—	—	—
Payment of merger costs and interest related to termination of interest rate swap agreements by the predecessor company	—	—	(43,409)	—	—	—
Capital expenditures	(5,453)	(3,165)	(4,716)	(14,695)	(2,325)	(1,785)
Capitalized acquisition costs	(4,458)	(106)	83	(242)	(4)	(78)
Cash paid to acquire stations	(825,176)	(43)	(66,228)	(3,374)	—	(7,748)
Proceeds from sales of assets, including discontinued operations	15,834	5,611	19,004	4,446	6	6
Deposits for pending acquisitions	(1,121)	—	—	—	—
Cash (held in) disbursed from escrow for acquisitions and prepayments	26,192	—	—	—	—	—
Capital expenditures for discontinued operations	(327)	—	—	—	—	—
Other assets, net	(733)	(75)	(793)	(474)	(25)	(400)

Net cash (used in) provided by investing activities	$(795,242)	$2,222	$(1,063,881)	$(14,339)	$(2,348)	$(10,005)

See accompanying notes to consolidated financial statements.

	Predecessor Company		Company
	Year Ended December 31, 2000	Period From January 1, 2001 Through June 25, 2001	Period From June 26, 2001 Through December 31, 2001	Year Ended December 31, 2002	Three Months Ended March 31, 2002	Three Months Ended March 31, 2003
				(as restated)	(as restated)	(as restated)
					(unaudited)	(unaudited)
Cash flows from financing activities
Proceeds from Acquisition debt:
Proceeds from notes payable	$—	$—	$527,000	$—	$—	$—
Proceeds from 6% Debentures	—	—	500,000	—	—	—
Payment of debt issuance costs	(3,733)	(253)	(31,772)	—	—	—
Proceeds from public offerings	234,840	—	—	—	—	—
Cash payments of public offering costs and costs related to offering of Predecessor Company's stock as part of employee retirement plan	(911)	—	—	(697)	—	(5)
Proceeds from the exercise of stock options	1,869	1,852	—	—	—	—
Proceeds from issuance of Class A and Class B common stock	—	—	1,031,725	—	—	—
Debt repayments on date of Acquisition, including premium	—	—	(885,987)	—	—	—
Payment of dividends on exchangeable preferred stock	—	—	—	(3)	—	—
Redemption of exchangeable preferred stock, including premiums	(1,678)	—	(123,116)	(42)	(1)	—
Proceeds from notes payable	573,000	28,000	83,000	22,500	—	84,000
Principal payments on notes payable	(55,000)	(34,512)	(53,500)	(58,000)	(5,500)	(91,500)
Principal payments on other long-term obligations	(6,040)	(274)	(444)	(1,490)	(244)	(127)
Principal and interest received on shareholder notes	—	—	—	1,784	—	—
Proceeds from the sale of Class B common stock	—	—	—	4,000	—	—
Repurchase of Class B common stock	—	—	—	(16,349)	—	—

Net cash provided by (used in) financing activities	742,347	(5,187)	1,046,906	(48,297)	(5,745)	(7,632)

Net increase in cash and cash equivalents	(9,889)	(3,131)	666	1,468	3,154	2,084
Cash and cash equivalents, beginning of period	17,981	8,092	—	666	666	2,134

Cash and cash equivalents, end of period	$8,092	$4,961	$666	$2,134	$3,820	$4,218

See accompanying notes to consolidated financial statements.

CITADEL BROADCASTING CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information as of March 31, 2002 and 2003 and for the
periods then ended is unaudited)

(1) Basis of Presentation

        In January 2001, Citadel Broadcasting Corporation, (formerly FLCC Holdings, Inc.), through its wholly owned subsidiary, FLCC Acquisition Corp. ("Acquisition Corp."), corporations formed by affiliates of Forstmann Little & Co. ("FL&Co."), entered into an agreement with Citadel Communications Corporation ("Citadel Communications") to acquire substantially all of the outstanding common stock of Citadel Communications for cash and a portion in exchange for equity securities of Citadel Broadcasting Corporation (the "Acquisition") in a leveraged buyout transaction. The Acquisition was effected by the tender offer related to the exchangeable preferred stock and notes of Citadel Broadcasting Company, a wholly owned subsidiary of Citadel Communications ("Citadel Broadcasting" and together with Citadel Communications, prior to the Acquisition, the "Predecessor Company"), which was completed on June 26, 2001, followed by the merger of Acquisition Corp. into Citadel Communications, with Citadel Communications being the surviving company. The purchase price for the Acquisition was $967.8 million, including $2.7 million of acquisition costs. Following the merger, Citadel Communications became a wholly owned subsidiary of Citadel Broadcasting Corporation.

        The Acquisition has been accounted for using the purchase method of accounting. The allocation of the purchase price to the assets acquired and liabilities assumed was based on the fair value of the tangible and intangible assets of the Company as of June 26, 2001. The tangible assets were valued based upon either replacement cost (net of depreciation) or a comparable sales approach, as appropriate, and the intangible assets were valued based upon the income, cost and residual approaches. The valuation of tangible assets assumed continued use at their current locations. The valuation of the intangible assets, where appropriate, assumed an annual inflation rate and after tax present value factors. The purchase price allocation is as follows (in thousands):

Current assets	$93,208
Property and equipment	110,012
Intangibles and other assets	2,263,136
Liabilities assumed	(1,498,534)

$967,822

        The purchase price, the refinancing of certain debt obligations and exchangeable preferred stock of Citadel Broadcasting (aggregating $1,040.9 million, including $31.8 million of financing costs), and payments for cancellation of Citadel Communications' stock options ($26.9 million) and other merger costs were funded by the issuance of $1,031.7 million of Class A common stock and Class B common stock by Citadel Broadcasting Corporation, the issuance of $500.0 million of 6% Subordinated Debentures (see Note 9) and $527.0 million of Term and Revolving Loans under the Credit Agreement (see Note 8).

(2) Summary of Significant Accounting Policies

Description of Business

        Citadel Broadcasting Corporation (formerly FLCC Holdings, Inc.) was incorporated in Delaware in 1993 but did not have any business or assets until it was capitalized by partnerships affiliated with FL&Co. in connection with the Acquisition. Citadel Communications owns all of the issued and outstanding common stock of Citadel Broadcasting. Citadel Broadcasting owns and operates radio stations and holds Federal Communications Commission ("FCC") licenses in twenty-four states and has entered into a local marketing agreement for the stations it owns in Tyler, Texas. Radio stations serving the same geographic area (i.e., principally a city or combination of cities) are referred to as a market, and multiple markets aggregated geographically within the United States are referred to as a region. The Company aggregates the markets in which it operates into one reportable segment as defined by Statement of Financial Accounting Standards ("SFAS") No. 131, Disclosures about Segments of an Enterprise and Related Information.

Principles of Consolidation and Presentation

        The accompanying consolidated financial statements include Citadel Broadcasting Corporation, Citadel Communications and Citadel Broadcasting (collectively the "Company") for all periods after June 26, 2001. For periods prior to June 26, 2001, the accompanying financial statements include the Predecessor Company. All significant intercompany balances and transactions have been eliminated in consolidation. The accounting policies of the Company and Predecessor Company are the same unless stated otherwise.

        The accompanying unaudited financial statements of the Company for the three months ended March 31, 2002 and 2003 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

Use of Estimates

        Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, revenue and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with a maturity of three months or less, at the time of purchase, to be cash equivalents.

Allowance for Doubtful Accounts

        The Company recognizes an allowance for bad debts based on historical experience of bad debts as a percent of its aged outstanding receivables, adjusted for improvements or deteriorations in current economic conditions.

Derivative Instruments and Hedging Activities

        The Company has not entered into any agreements related to derivative instruments for the period from June 26, 2001 through March 31, 2003. The Predecessor Company entered into interest rate swap agreements, which were accounted for as cash flow hedges under the provisions of SFAS No. 133, Accounting for Derivative Instruments, as amended.

Property and Equipment

        Assets acquired in business combinations are accounted for using the purchase method of accounting and are recorded at their estimated fair value as of the acquisition date. Property and equipment additions are recorded at cost. Depreciation of property and equipment is determined using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are capitalized and amortized using the straight-line method over the shorter of the lease terms or the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred.

        The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Intangible Assets

        Prior to July 1, 2001, intangible assets with determinable lives had been allocated among various categories of customer-based or market-based intangibles at their estimated fair value upon acquisition. Goodwill represented the excess of cost over the fair value of tangible assets and intangible assets with determinable lives. Amortization was provided on the straight-line method over the estimated useful lives of the related assets.

        In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. The Company adopted SFAS No. 141 for all business combinations completed after June 30, 2001, which requires that such business combinations be accounted for under the purchase method. The Company adopted SFAS No. 142 at the beginning of 2002 for all goodwill and other intangible assets recognized in the Company's balance sheet as of January 1, 2002. This standard changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment-only approach and introduces a new model for determining impairment charges. Amortization of goodwill and indefinite-lived intangibles ceased upon adoption of SFAS No. 142.

        The new impairment model for goodwill under SFAS No. 142 requires performance of a two-step test for operations that have goodwill assigned to them. First, it requires a comparison of the book value of the net assets of each reporting unit to the fair value of the related operations. If fair value is determined to be less than book value, a second step is performed to compute the amount of impairment. In this process, the fair value of goodwill is estimated and is compared to its book value. Any shortfall of the fair value below book value represents the amount of goodwill impairment.

        In the first quarter of 2002, the Company completed its transitional assessment of goodwill and other identifiable intangibles in accordance with the standard's guidance. The Company believes that FCC licenses are indefinite-lived intangibles under the new standard. The Company compares the fair value of these intangibles to their net book value and if the net book value exceeds fair value, the Company will record an impairment charge to its statement of operations. The transitional assessment performed by the Company did not identify any impairment as the fair value of its reporting units exceeded their net book value. However, the required annual impairment tests may result in future period write-downs.

        The Company's assessment for impairment of goodwill is performed at the radio market level, which the Company determined to be its reporting units. The Company's assessment of its indefinite-lived intangibles, other than goodwill, which consists primarily of FCC licenses, is also performed at the radio market level.

        The fair value of each of the Company's FCC licenses was directly valued based upon a hypothetical start-up station with identical facilities and FCC licenses to the Company's stations and was not based on a residual approach. The calculation also incorporated the number of stations in the market and the total market radio revenue and an assumed operating margin. As part of the Company's transitional assessment of identifiable intangibles in connection with the adoption of SFAS No. 142, which was completed in the first quarter 2002, the Company determined that there were no significant changes that would have negatively impacted the value of the FCC licenses or the factors considered in determining the value of the FCC licenses. Therefore, the Company determined that no impairment existed as of the date of the transitional assessment. In addition, the Company also determined that there were no significant changes that would have impacted the valuation of the FCC licenses during 2002 and therefore no impairment existed at the Company's 2002 annual assessment date, October 1.

        The impairment testing for the Company's goodwill upon adoption of SFAS No. 142 and for 2002, as of October 1, its annual assessment date, was determined based primarily on discounted expected future cash flows to be generated from each market. These cash flows were then compared to the net book value of all intangible and tangible assets of each market, including goodwill. In each case, the net book value of all the assets, including goodwill, did not exceed the discounted cash flow of each market, indicating that there was no impairment of goodwill at the transitional assessment or as of its 2002 annual assessment.

Debt Issuance Costs

        The costs related to the issuance of debt are capitalized as other assets and amortized to interest expense using the effective interest rate method over the term of the related debt.

Stock Option Plan

        As provided under SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to continue to apply the provisions of Accounting Principles Board (APB) Opinion No. 25 Accounting for Stock Issued to Employees, and provide the pro forma disclosure provisions of SFAS No. 123 to its stock-based awards to employees. For those awards that result in the recognition of compensation expense under APB Opinion No. 25, the Company records expense for each tranche of the award over the vesting period applicable to such tranche, which results in the accelerated recognition of compensation expense.

        At December 31, 2002, the Company has certain stock-based employee compensation plans, which are described more fully in Note 10. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Except for the options discussed in Note 10 under the heading "Deferred Stock Compensation" and the Class B common stock purchased by the Company's CEO discussed in Note 10 under the Heading "Common and Preferred Stock", no stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Period from June 26, 2001 through December 31, 2001	Year Ended December 31, 2002	Three Months Ended March 31, 2002	Three Months Ended March 31, 2003
			(unaudited)	(unaudited)
Net loss applicable to common shares, as reported	$(53,637)	$(89,166)	$(36,668)	$(33,842)
Add: Corporate non-cash deferred stock compensation expense	—	25,886	11,683	3,887
Deduct: Total stock-based employee compensation expense determined under fair value based method	—	(27,954)	(12,617)	(5,096)

	$(53,637)	$(91,234)	$(37,602)	$(35,051)

Net loss per common share:
As reported	$(0.56)	$(0.93)	$(0.38)	$(0.35)
Pro forma	$(0.56)	$(0.95)	$(0.39)	$(0.37)

        In March 2000, the FASB issued Interpretation No. 44 Accounting for Certain Transactions Involving Stock Compensation (an interpretation of APB Opinion No. 25). This interpretation clarifies the definition of an employee, the determination of non-compensatory plans and the effect of modifications to stock options. This interpretation was effective July 1, 2000 and did not have a material effect on the Predecessor Company's consolidated financial statements.

Income Taxes

        The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Management has established a valuation allowance for a portion of its net operating loss carryforwards.

Net Loss Per Share

        Basic net loss per share is computed by dividing loss available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted net loss per share reflects the potential dilution that could occur if securities or contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the losses of the Company. The Company had no securities or contracts to issue common stock outstanding as of December 31, 2001 and had options to issue 5,914,250 and 5,966,000 (unaudited) shares of Class A common stock outstanding as of December 31, 2002 and March 31, 2003, respectively. However, these options and outstanding shares of Class B common stock (See Note 10) have been excluded from the calculations of diluted net loss per share as their effect is antidilutive.

Pro Forma Shareholders' Equity and Net Loss Per Share (unaudited)

        The unaudited pro forma shareholders' equity at March 31, 2003 reflects the exchange of each share of Class B common stock into .491 shares of Class A common stock and the redesignation of the Class A common stock as common stock as if the exchange and redesignation had occurred as of March 31, 2003. Unaudited pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of the exchange of the Company's Class B common stock effective upon the closing of the Company's initial public offering (see Note 19) as if such exchange had occurred as of January 1, 2002.

Revenue Recognition

        Broadcasting operations derive revenue primarily from the sale of program time and commercial announcements to local, regional and national advertisers. Gross broadcasting revenue is recognized when the programs and commercial announcements are broadcast. Net broadcasting revenue is recorded net of agency commissions. Agency commissions are calculated based on a stated percentage applied to gross broadcasting revenue.

Barter Transactions

        Barter contracts are agreements entered into under which the Company provides commercial air-time in exchange for goods and services used principally for promotions, sales and other business activities. The Company determines the amount of revenue for barter transactions based on fair value received for similar commercial air-time from cash customers.

Advertising Expenses

        Advertising expenses are expensed as incurred.

Business and Credit Concentrations

        In the opinion of management, credit risk with respect to receivables is limited due to the large number of customers and the geographic diversification of the Company's customer base. The Company performs credit evaluations of its customers and believes that adequate allowances for any uncollectable receivables are maintained. At December 31, 2001 and 2002, no receivable from any customer exceeded 5% of accounts receivable. For the year ended December 31, 2000, for the periods from January 1, 2001 through June 25, 2001 and from June 26, 2001 through December 31, 2001 and for the year ended December 31, 2002, no single customer accounted for more than 10% of net broadcasting revenue.

Recent Accounting Pronouncements

        In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The Company adopted the provisions of SFAS No. 144 at the beginning of the year ending December 31, 2002. The implementation of this standard did not have a significant impact on the Company's financial position and results of operations.

        In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The most significant provisions of SFAS No. 145 relate to the rescission of SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, but SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Under this new statement, any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet certain defined criteria must be reclassified. Generally, SFAS No. 145 is effective for our 2003 fiscal year, with early application encouraged. The Company adopted this statement on January 1, 2003.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. A fundamental conclusion reached by the FASB in this statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. This statement also establishes that fair value is the objective for initial measurement of the liability. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002.

        In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 requires disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. Additionally, a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial liability recognition and measurement provisions of FIN No. 45 apply prospectively to guarantees issued or modified after December 31, 2002. The disclosure requirements in FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN No. 45 on January 1, 2003 did not have a material impact on the Company's financial position or results of operations.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—and amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. SFAS No. 148's amendment of the transition and annual disclosure requirements of SFAS No. 123 are effective for the fiscal years ending after December 15, 2002. SFAS No. 148's amendment of the disclosure requirements of APB Opinion No. 28 is effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, Consolidated Financial Statements. This interpretation applies immediately to variable interest entities created after January 31, 2002 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. This interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The adoption of FIN No. 46 is not expected to have a material impact on the Company's financial position or results of operations.

        In April 2003, the FASB issued SFAS No. 149, Amendment to Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and certain provisions relating to forward purchases and sales of securities that do not yet exist. The Company has not determined the effect, if any, that SFAS No. 149 will have on its consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company will adopt the standard on July 1, 2003. The Company has not determined the effect, if any, that SFAS No. 150 will have on its consolidated financial statements.

(3) Acquisitions and Dispositions

January 1, 2003 through March 31, 2003 Acquisitions and Dispositions (Unaudited)

        On March 3, 2003, the Company acquired the assets of one radio station, WKY-AM, in Oklahoma City, Oklahoma from OPUBCO Communications, Inc. for approximately $10.5 million. The acquisition was accounted for by the purchase method of accounting and, accordingly, the purchase price was allocated to non-current tangible and intangible assets based upon the fair value of the assets. The results of operations of the acquired station are included in the accompanying statement of operations since the date of acquisition. The acquisition was funded from operating funds. The aggregate purchase price was allocated as follows:

(In Thousands)
Property and equipment	$2,566
Intangible assets	7,942

$10,508

        The Company made no dispositions of radio stations for the period January 1, 2003 through March 31, 2003.

Pending Acquisitions

        As of March 31, 2003, the Company has seven transactions pending to purchase radio stations as follows:

  •
  Boise, ID—On November 22, 2002, the Company entered into an agreement to purchase one radio station in the Boise, ID market for an aggregate cash purchase price of $750,000.

  •
  Providence, RI—On January 8, 2003, the Company entered into an agreement to purchase two radio stations in the Providence, RI market for an aggregate cash purchase price of $14.5 million.

  •
  Montauk, NY—On January 8, 2003, the Company entered into an agreement to purchase one radio station serving the New London, CT market for an aggregate cash purchase price of $2.0 million.

  •
  Pontiac, IL—On January 29, 2003, the Company entered into an agreement to purchase all of the capital stock of Livingston County Broadcasters, Inc., licensee of two radio stations in the Pontiac, IL market for an aggregate cash purchase price of $5.5 million.

  •
  Modesto, CA—On January 30, 2003, the Company entered into an agreement to purchase one radio station in the Modesto, CA market for an aggregate cash purchase price of $2.9 million.

  •
  Stockton, CA, and Reno, NV—On January 30, 2003, the Company entered into an agreement to purchase two radio stations in the Stockton, CA market and one radio station in the Reno, NV market for an aggregate cash purchase price of $22.6 million.

  •
  Lafayette, LA—On February 11, 2003, the Company entered into an agreement to purchase one radio station in the Lafayette, LA market for an aggregate cash purchase price of $7.7 million.

        The Company will operate the stations in Providence, New London, Stockton and Modesto, pending the acquisitions, under local marketing agreements. The Company will also sell advertising on the station in Lafayette under a joint sales agreement. The Company issued approximately $3.4 million in letters of credit related to these pending acquisitions.

        Four of the acquisitions that were pending as of March 31, 2003 have subsequently closed (see Note 19).

        Additionally, on November 5, 2002, the Company entered into an agreement in the form of an option, exercisable through December 31, 2006, to purchase a radio station in the Oklahoma City, OK market for an aggregate cash purchase price of (i) on or before December 31, 2004, $15.0 million or (ii) after December 31, 2004, the greater of $15.0 million or 85% of the fair market value of the radio station, as determined by an independent appraisal. Under the local marketing agreement, the Company will operate the station during the option period.

2002 Acquisitions and Dispostions

        On September 30, 2002, the Company acquired the assets of one radio station, WWLS-FM, in Oklahoma City, Oklahoma from Kingfisher County Broadcasting, Inc. for approximately $3.1 million. The Company was operating this station under a local marketing agreement from April 1, 2002 through the date of acquisition. The acquisition was accounted for by the purchase method of accounting and, accordingly, the purchase price was allocated to non-current tangible and intangible assets based upon the fair value of the assets. The results of operations of the acquired station are included in the accompanying statement of operations since the date of acquisition. The acquisition was funded from operating funds. The aggregate purchase price was allocated as follows:

(In thousands)
Property and equipment	$248
Intangible assets	2,885

$3,133

        The Company made no dispositions of radio stations during 2002.

2001 Acquisitions and Dispositions

2001 Acquisitions

        During 2001, the Predecessor Company and the Company acquired the assets of three FM and four AM radio stations.

Acquisition Date	Seller	Stations	Market Served	Purchase Price
				(In thousands)
Predecessor Company
January 18, 2001	David Lee Communications, Inc.	1 AM	Flint, MI	$556
Company
July 1, 2001	Slone Broadcasting Co. & Slone Radio, LLC	3 FM and 2 AM	Tucson, AZ	66,257
July 31, 2001	Butler Communications Corporation	1 AM	Buffalo, NY	900

        The acquisitions were accounted for by the purchase method of accounting and, accordingly, each purchase price was allocated to current assets as well as non-current tangible and intangible assets based upon the fair value of the assets. The results of operations of the acquired stations are included in the accompanying statement of operations since the dates of acquisition. The acquisitions were funded with borrowings under the Credit Agreement, proceeds from the sale of stations in Atlantic City, New Jersey and operating funds. The aggregate purchase price was allocated as follows:

(In thousands)
Property and equipment	$3,977
Intangible assets	63,726
Other assets	10

$67,713

2001 Dispositions

        On July 1, 2001, the Company sold two FM radio stations, one AM radio station and the right to program and sell commercial advertising for one FM radio station, all of which serve the Atlantic City/Cape May, New Jersey market, for approximately $19.4 million.

Pro Forma

        The following summarized unaudited pro forma results of operations for the year ended December 31, 2001 assume that the Acquisition and other significant radio station acquisitions and dispositions occurred as of January 1, 2001. These pro forma results do not give effect to the adoption of SFAS No. 141 or SFAS No. 142, prior to their effective date. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the Acquisition and other significant radio station acquisitions and dispositions occurred as of January 1, 2001, or the results of operations which may occur in the future.

(Amounts in thousands, except per share data)
For the year ended December 31, 2001
(Unaudited)
Net broadcasting revenue	$322,450
Loss from continuing operations before income tax benefit	(190,208)
Net loss	(116,027)
Pro forma basic and diluted loss per share	(1.21)

(4) Discontinued Operations

        In December 1999, the Predecessor Company decided to discontinue the operations of its Internet service provider, eFortress. The Predecessor Company discontinued all Internet services in the second quarter of 2001.

        eFortress has been accounted for as a discontinued operation and, accordingly, its results of operations and financial position are segregated for all periods presented in the accompanying consolidated financial statements. Revenue and related losses associated with the discontinued operations are as follows for the year ended December 31, 2000 (In thousands):

Revenue	$2,801

Loss from discontinued operations before taxes	(1,904)
Loss on disposal of discontinued operations	(2,430)

Loss and loss on disposal from discontinued operations	$(4,334)

(5) Property and Equipment

        Property and equipment consisted of the following at December 31 (amounts in thousands):

	2001	2002	Estimated Useful Life
Land	$19,092	$18,572
Buildings and improvements	24,323	27,798	3 to 25 years
Transmitters, towers and studio equipment	58,218	62,422	5 to 10 years
Office furniture, equipment and vehicles	9,967	12,111	2 to 5 years
Airplane	4,292	6,890	12 years
Construction in progress	4,094	1,090

	119,986	128,883
Less accumulated depreciation and amortization	(8,369)	(25,272)

	$111,617	$103,611

(6) Intangible Assets

        Intangible assets consisted of the following (amounts in thousands):

	December 31, 2001
	Book Basis	Accumulated Amortization	Net Book Value	Amortization Period
FCC licenses	$1,199,323	$(14,992)	$1,184,331	40 years
Goodwill	599,165	(7,470)	591,695	40 years
Advertiser base	364,947	(58,612)	306,335	2 to 5 years
Talent contracts	11,893	(3,763)	8,130	1 to 5 years
Broadcast rights	4,124	(1,161)	2,963	1 to 5 years
Syndicated programs	3,959	(682)	3,277	1 to 6 years
Other	17,089	(3,995)	13,094	2 to 13 years

	$2,200,500	$(90,675)	$2,109,825

	December 31, 2002
Amortizable Intangible Assets	Book Basis	Accumulated Amortization	Net Book Value	Weighted- Average Amortization Period
Advertiser base	$364,947	$(173,992)	$190,955	2.6 years
Talent contracts	11,893	(8,620)	3,273	2.1 years
Broadcast rights	4,124	(2,691)	1,433	1.9 years
Syndicated programs	3,959	(1,790)	2,169	3.3 years
Other	9,834	(3,928)	5,906	3.1 years

	$394,757	$(191,021)	$203,736

	March 31, 2003 (Unaudited)
Amortizable Intangible Assets	Book Basis	Accumulated Amortization	Net Book Value	Weighted- Average Amortization Period
Advertiser base	$364,947	$(202,837)	$162,110	2.6 years
Talent contracts	11,893	(9,489)	2,404	2.1 years
Broadcast rights	4,124	(2,903)	1,221	1.9 years
Syndicated programs	3,959	(2,040)	1,919	3.3 years
Other	10,106	(4,464)	5,642	3.1 years

	395,029	(221,733)	173,296

Unamortizable Intangible Assets	December 31, 2002	March 31, 2003 (Unaudited)
FCC licenses	$1,187,457	$1,195,205
Goodwill	596,287	596,287

	$1,783,744	$1,791,492

        The changes in the carrying amount of FCC licenses and goodwill for the period from December 31, 2001 through December 31, 2002 and from December 31, 2002 through March 31, 2003 are as follows:

	FCC Licenses	Goodwill
Balance, December 31, 2001	$1,184,331	$591,695
Adjustments	241	4,577
Station acquisition	2,885	15

Balance, December 31, 2002	1,187,457	596,287
Station acquisition (Unaudited)	7,748	—

Balance, March 31, 2003 (Unaudited)	$1,195,205	$596,287

        The adjustments to goodwill recorded subsequent to the initial allocation of the purchase price primarily represent the Company's final determination of the fair value of certain assets acquired and liabilities assumed. The adjustments for FCC licenses are primarily due to contingent payments made in 2002 related to FCC licenses acquired in prior periods.

        The aggregated amortization expense for the year ended December 31, 2000 and the periods from January 1, 2001 through June 25, 2001, June 26, 2001 through December 31, 2001, the year ended December 31, 2002 and January 1, 2003 through March 31, 2003 was approximately $65.5 million, $46.8 million, $90.7 million, $125.5 million and $30.7 million (unaudited), respectively.

        The estimated aggregated amortization expense for each of the five years ending December 31, 2007 is as follows: $118.9 million (2003); $68.8 million (2004); $11.5 million (2005); $2.5 million (2006); and $0.2 million (2007).

        The table below compares the net loss reported for the year ended December 31, 2000, the period from January 1, 2001 through June 25, 2001 and the period from June 26, 2001 through December 31, 2001 as if SFAS No. 142 was adopted on January 1 of each period presented.

	Predecessor Company		Company
	Year Ended December 31, 2000	Period From January 1, 2001 through June 25, 2001	Period From June 26, 2001 through December 31, 2001
	(In thousands)
Net loss	$(39,224)	$(149,338)	$(53,635)
Goodwill and FCC amortization, net of taxes	58,306	42,480	16,615

Adjusted net income (loss)	$19,082	$(106,858)	$(37,020)

Basic and diluted earnings per share:
Net loss			$(0.56)
Goodwill and FCC amortization, net of taxes			$0.17

Adjusted net income (loss)			$(0.39)

(7) Accounts Payable and Accrued Liabilities

        Accounts payable and accrued liabilities at December 31 consisted of the following:

	2001	2002
	(In thousands)
Accounts payable	$3,969	$7,221
Compensation, commissions and accrued bonuses	5,474	8,251
Interest	3,574	2,860
Prepaid advertising and reinbursements	1,860	835
Restructuring	1,942	184
Employee benefits	1,913	1,770
National sales commissions	599	962
Music license fee	387	1,128
Other accrued liabilities	6,448	4,595

	$26,166	$27,806

Restructuring

        Upon the Acquisition, the Company began an assessment of its operations and personnel, and accordingly, the board of directors approved a restructuring plan that included hiring a new Chief Executive Officer (CEO) for the Company in March 2002, terminating principally certain corporate employees and eliminating the corporate web site division. The Company recorded an accrual for these restructuring activities of approximately $1.9 million in connection with the Acquisition.

        The major components of the restructuring liability were severance costs for the prior CEO and severance costs for the termination of 35 employees discussed above and other related costs. For the year ended December 31, 2002, the Company paid approximately $1.5 million for severance and termination benefits and approximately $0.3 million for other exit costs.

(8) Notes Payable

        In connection with the Acquisition, the Company entered into a new credit facility (the "Credit Agreement") dated as of April 3, 2001. The Credit Agreement provided for (a) Term A loans of $250.0 million and Term B loans of $250.0 million (collectively known as the "Term Loan Facility") and (b) revolving loans (the "Revolving Loan Facility") available through June 26, 2008 in an aggregate principal amount at any one time outstanding not in excess of $200.0 million. In addition, the Company may, prior to the third anniversary of the date of the Acquisition, solicit incremental revolving and term loans not to exceed $400.0 million.

        The Credit Agreement bears interest at a rate equal to the applicable margin plus either (a) the greatest of (i) the per annum rate of interest publicly announced from time to time by JPMorgan Chase Bank ("JPMorgan") in New York, New York, as its prime rate of interest (the "Prime Rate"), (ii) the federal funds effective rate plus 0.50% or (iii) the base CD rate in effect on such day plus 1% (with the greatest of (i), (ii) or (iii) being referred to as "ABR"), or (b) a rate determined by JPMorgan to be the Eurodollar Base Rate. The Eurodollar Base Rate is equal to the rate at which JPMorgan is offered dollar deposits in the interbank Eurodollar market. The applicable margins for the Term A Loan and revolving loans range between 1.50% and 3.00% for Eurodollar borrowings, depending on the Company's total senior indebtedness ratio. The applicable margin for the Term B Loan ranges between 2.75% and 3.25% for Eurodollar borrowings depending on the Company's senior indebtedness ratio. As of December 31, 2001, the Company had selected the Eurodollar Base Rate on all outstanding loans, and the margin for the Term A Loan and revolving loans was 2.75% and the margin for the Term B Loan was 3.00%. As of December 31, 2002, the Company had selected the Eurodollar Base Rate on all outstanding term loans and on $17.5 million in outstanding revolving loans. The margin for the Term A Loan and revolving loans was 2.50%, and the margin for the Term B Loan was 2.75%. The Company also had a $3.5 million ABR revolving loan outstanding with a margin of 1.5%. Below is a table that sets forth the rates and the amounts borrowed under the Credit Agreement as of December 31 (amounts in thousands):

	2001		2002
	Amount of Borrowing	Interest Rate	Amount of Borrowing	Interest Rate
Term A	$250,000	4.85%	$250,000	3.93%
Term B	250,000	5.29%	250,000	4.54%
Revolving Loan	25,500	4.74%	17,500	3.88%
Revolving Loan	21,000	4.85%	3,500	5.75%
Revolving Loan	10,000	4.66%

        The maturity date for the Term A Loan is June 26, 2008. The maturity date of the Term B Loan is June 26, 2009. In addition, mandatory prepayments must be made under the Term Loan Facility upon the occurrence of certain events.

        Effective January 31, 2003, the Company's Credit Agreement was amended, decreasing the Term B Loans from $250.0 million to $200.0 million and decreasing the applicable margins on the Term B Loans from a range between 2.75% and 3.25% for Eurodollar borrowings to 2.50%. The repayment of the Term B Loan was financed through borrowings under the Revolving Loan Facility.

        The required aggregate principal payments for the Term A and B Loans as of December 31, 2002 are as follows:

	Term A	Term B	Total
	(In thousands)
2003	$18,750	$1,000	$19,750
2004	43,750	2,000	45,750
2005	50,000	2,000	52,000
2006	50,000	2,000	52,000
2007	56,250	2,000	58,250
Thereafter	31,250	241,000	272,250

	$250,000	$250,000	$500,000

        Additional borrowings may be made under the Revolving Loan Facility, subject to the satisfaction of certain conditions, for general corporate purposes, including for working capital, capital expenditures and to finance permitted acquisitions. The Revolving Loan Facility must be paid in full on or before June 26, 2008. In addition, mandatory prepayments must be made under the Credit Agreement (i) with proceeds in excess of $30.0 million from certain asset sales and specified debt issuances and (ii) commencing with the fiscal year ending December 31, 2003 if certain conditions are met, with 50% of excess cash flow, as defined. As of December 31, 2002, $179.0 million was available under the Revolving Loan Facility.

        The Credit Agreement is collateralized by a pledge of the common stock of the Company and the common stock of Citadel Broadcasting. Various debt covenants place restrictions on, among other things, indebtedness, acquisitions, dividends, capital expenditures and the sale or transfer of assets. The debt covenant provisions also require the Company to meet certain financial ratio tests, such as a maximum senior indebtedness leverage test, minimum senior interest coverage test and minimum fixed charges coverage test. At December 31, 2002, the Company was in compliance with all covenant provisions.

        During the three months ended March 31, 2003, the Company repaid a net amount of $7.5 million (unaudited) in revolving loans. In addition, on March 31, 2003, the Company repaid $34.0 million (unaudited) on the Term A and B loans with borrowings under the Revolving loans. Payments made on the Term A and B loans reduce the commitment under the Credit Agreement and therefore the funds are not available for future borrowings. For the Term A loans, the prepayment of $18.9 million was applied to the September 2003 and December 2003 quarterly payments of $9.4 million each due under the Credit Agreement, and the remaining $0.1 million was applied to the March 2004 payment. For the Term B loans, the prepayment of $15.1 million was applied to the September 2003, December 2003, and March 2004 quarterly payments of $0.5 million each due under the Credit Agreement, and the remaining $13.6 million reduced the required future quarterly payments on a pro-rata basis. The following table sets forth the amounts outstanding under the Credit Agreement as of March 31, 2003.

Type of Borrowing	Amount of Borrowing	Interest Rate as of March 31, 2003
	(unaudited)	(unaudited)
	(In Thousands)
Term A	$231,111	3.81%
Term B	184,889	3.81%
Revolving Loan	85,000	3.81%
Revolving Loan	12,500	3.80%

(9) Subordinated Debt

        On July 3, 1997, the Predecessor Company completed the issuance of $101.0 million of its 10 1/4% Senior Subordinated Notes ("1997 Notes") due 2007. The Predecessor Company, in connection with the Acquisition, repurchased all but $30 thousand of its 1997 Notes at a purchase price of $1,086.74 per note. All restrictive covenants under the 1997 Notes were eliminated as part of the repurchase. The Company redeemed the remaining $30 thousand of its 1997 Notes on July 1, 2002 at a redemption price of 105.125%, plus accrued interest.

        On November 19, 1998, the Predecessor Company completed the issuance of $115.0 million of its 9 1/4% Senior Subordinated Notes ("1998 Notes") due in 2008. The Predecessor Company, in connection with the Acquisition, repurchased all of its 1998 Notes at a purchase price of $1,116.97 per note.

        In connection with the extinguishment of the 1997 Notes and 1998 Notes, the Predecessor Company recorded a loss of approximately $39.1 million, which included the write-off of approximately $7.8 million in deferred financing costs in the period from January 1, 2001 through June 25, 2001. There was no tax benefit associated with the loss.

        On June 26, 2001, the Company completed the issuance of $500.0 million of 6% Subordinated Debentures ("6% Debentures") to two partnerships affiliated with FL&Co. The partnerships immediately distributed the debentures to their respective limited partners. The 6% Debentures are subordinate and junior in right of payment to the Notes Payable discussed in Note 8. Interest is payable semi-annually on the 30th day of June and the 31st day of December in each year, computed on the basis of a 360-day year of twelve 30-day months at an annual rate of 6%. Principal payments under these debentures of approximately $166.7 million are due on June 26, 2012, 2013 and 2014.

(10) Shareholders' Equity

Common and Preferred Stock

        On June 26, 2001, the Predecessor Company was acquired by Citadel Broadcasting Corporation through the merger of Acquisition Corp. into Citadel Communications, with Citadel Communications as the surviving company. In accordance with the merger agreement, each outstanding share of common stock of Citadel Communications (other than 613,220 shares which were rolled over into shares of Citadel Broadcasting Corporation as described below) was converted, at the date of acquisition, into the right to receive $26.00 in cash and each share of such common stock was cancelled, retired and ceased to exist. By virtue of the merger, the outstanding common shares of Acquisition Corp. were converted into the outstanding shares of Citadel Communications.

        Citadel Broadcasting Corporation was incorporated in Delaware in 1993 but did not have any business or substantive operations or assets until it was capitalized by partnerships affiliated with FL&Co. in connection with the Acquisition. The initial capitalization consisted of 96,134,329 shares of Class A common stock at approximately $10.51 per share and 7,485,596 shares of Class B common stock at $3.50 per share for a total capital contribution of approximately $1,036.2 million. The shares of Class B common stock were acquired by officers or employees of Citadel Communications at the time of the Acquisition, and a portion of the purchase price included full recourse notes of approximately $4.5 million (the "Shareholder Notes") for the shares of Class B common stock. The Shareholder Notes bear interest at 5.02%. The Shareholder Notes and accrued interest are reported as a reduction to the Company's shareholders' equity. In February 2002, the Company and the CEO agreed that the CEO would purchase $4.0 million of shares of the Company's Class B common stock at $3.50 per share, when the fair value of the Class B common stock was $4.83 per share, in connection with his joining the Company. The CEO paid for these shares in April 2002. The total amount of deferred compensation recorded was approximately $1.5 million. The deferred compensation is being charged to compensation expense over the vesting period of the shares. During the year ended December 31, 2002 and the three months ended March 31, 2002 and 2003, such expense was approximately $956,000, $432,000 (unaudited) and $144,000 (unaudited), respectively. During 2002, the Company repurchased all of the shares of Class B common stock held by certain former executives for approximately $16.3 million, which approximated fair market value. Concurrent with the repurchase of the shares of Class B common stock, the former executives repaid approximately $1.7 million in Shareholder Notes and approximately $0.1 million in accrued interest related to the Shareholder Notes.

        In connection with a liquidation and other distributions, shares of Class A common stock have preference over shares of Class B common stock with respect to return of capital amounts and shares of Class A common stock have preference over shares of Class B common stock with respect to additional distributions, up to a specified dollar amount per share. Shares of Class B common stock are the subject of a shareholder's agreement under which each share, until vested, is subject to repurchase upon termination of employment. The Company's purchase price for the shares is the stockholder's cost, unless the stockholder engages in prohibited or competitive activities or criminal acts, or grossly or willfully neglects his or her duties. In such cases, the Company has the option to purchase the shares for the lesser of the stockholder's cost or the book value per share. If a stockholder's employment is terminated without cause, the stockholder may require the Company to repurchase the shares at the stockholder's cost, except that in the case of termination by reason of death, permanent disability or adjudicated incompetency, the purchase price of the shares is fair value. The shares of Class B common stock that management other than the CEO purchased vest at a rate of 20% per year beginning June 26, 2002. Twenty-five percent of the CEO's shares of Class B common stock vested on March 4, 2002, and the remaining stock that he purchased vests at a rate of 25% per year beginning March 4, 2003. Further, under the shareholder's agreement, shares of Class B common stock will only be transferable together with shares of Class A common stock transferred by FL&Co. until FL&Co.'s ownership falls below 20%.

        Immediately prior to an initial public offering, the outstanding shares of Class B common stock may be exchanged for shares of Class A common stock and the shares of Class A common stock will be redesignated as common stock. The exchange ratio will be determined on the basis of the relative fair market value of the shares of Class A and Class B common stock. The aggregate fair value of the two classes of stock will be based upon the value of the Company's total equity.

        The initial capitalization of Citadel Broadcasting Corporation also included the rollover of 613,220 shares of the common stock of Citadel Communications, held prior to the merger, into stock of Citadel Broadcasting Corporation. These shares were held by certain members of Citadel Communications' management and, therefore, the Company has recorded a reduction of additional paid-in-capital of approximately $37.4 million (the "reduction for carryover of predecessor cost basis") to reflect investments made by these pre-merger shareholders of Citadel Communications in Citadel Broadcasting Corporation at the cost basis of their investment in Citadel Communications.

Deferred Stock Compensation

        In September 1998, the Predecessor Company entered into stock option award agreements with several key employees. The terms of the agreements provided for options to purchase 114,000 shares of common stock at an exercise price of $16.00 per share which vest over a five-year period. The fair market value on the date of grant was $25.813 per share. Accordingly, the Predecessor Company was amortizing to compensation expense $1.1 million ratably over the five-year vesting period, which represented the difference between the exercise price and fair market value. Due to the Acquisition, the Predecessor Company expensed all remaining deferred compensation related to the agreements as of June 25, 2001. The Predecessor Company recognized compensation expense under the agreements of approximately $0.2 million and $0.6 million for the year ended December 31, 2000 and the period from January 1, 2001 through June 25, 2001, respectively.

        In July 1999, the shareholders approved the Predecessor Company's 1999 Long-Term Incentive Plan, (the "1999 Incentive Plan"), which was intended to be the primary long-term incentive vehicle for senior management. Under the 1999 Incentive Plan, each participant received an option to acquire a certain number of shares of the Predecessor Company's common stock based on meeting certain stock price performance criteria, and once the criteria had been met, the earned portions of the options vested over five years. The exercise price of options granted was $29.25 per share. During the performance period, the shares subject to the option were earned in one-fifth increments for each increase in average stock price (with the average calculated over 20 consecutive trading days) equal to one-fifth of the difference between the option's doubled exercise price and the option exercise price.

        Options to purchase a total of 1,750,000 shares of common stock at an exercise price of $29.25 were authorized under the 1999 Incentive Plan. As of December 31, 2000, 1,400,000 or four-fifths of the options had met the performance criteria. The difference between the exercise price of the options and the fair market value of the Predecessor Company's common stock, which ranged between $36.50 and $60.00 per share, at the date the options met the performance criteria, had been recorded as deferred compensation of approximately $27.6 million. The compensation expense was to be amortized over the five year vesting period. Due to the Acquisition, the Predecessor Company expensed all remaining deferred compensation related to the 1999 Incentive Plan as of June 25, 2001. The Predecessor Company recognized compensation expense of approximately $11.9 million and $14.2 million for the year ended December 31, 2000 and the period from January 1, 2001 through June 25, 2001, respectively.

        In March 2002, the Company granted 4,150,000 options to purchase shares of Class A common stock to its CEO. The options have a term of ten years and have a per share exercise price of $3.50. These options are generally only exercisable by the CEO during his lifetime and are not transferrable. One-quarter of the options vested on the grant date, and an additional one-quarter will vest on each of the first, second and third anniversaries of the grant date. In addition, the CEO is required to enter into a shareholder's agreement, which generally provides that the shares of Class A common stock issued upon exercise of the options may not be sold, assigned or otherwise transferred, except by will or in accordance with the shareholder's agreement. At the grant date, the fair value of the Class A common stock was $13.05 per share. The total amount of deferred compensation recorded was approximately $39.6 million. The deferred compensation is being charged to compensation expense over the vesting period of the options. During the year ended December 31, 2002 and the three months ended March 31, 2002 and 2003, such expense was approximately $24.9 million, $11.3 million (unaudited) and $3.7 million (unaudited), respectively.

Stock Option Plans

        On June 28, 1996, the Predecessor Company adopted the Citadel Communications Corporation 1996 Equity Incentive Plan (the "Plan") pursuant to which the Predecessor Company's board of directors could grant stock options to officers, employees, directors, consultants and advisors. On July 27, 1999, the Predecessor Company's shareholders approved the 1999 Incentive Plan pursuant to which the Predecessor Company's board of directors granted options to purchase 1,750,000 shares of common stock to certain executive officers of the Company, subject to meeting certain performance criteria under the plan.

        As part of the Acquisition, all outstanding stock options of the Predecessor Company were vested and option holders were paid the difference, if any, of $26.00 over the exercise price in cancellation of such options. Each option holder that had options with an exercise price in excess of $26.00, received a total of $10.00 for all such options and the options were canceled. The aggregate payment to the option holders of approximately $26.9 million is included in the Predecessor Company's Statement of Operations as a non-recurring merger charge in the period from January 1, 2001 through June 25, 2001.

        Stock option activity for the Predecessor Company is summarized as follows:

	Options	Weighted Average Exercise Price Per Share	Exercisable Options
Outstanding January 1, 2000	3,407,419	$17.75	1,167,002
Granted	916,250	20.97
Exercised	(396,926)	4.71
Canceled	(96,150)	21.85

Outstanding December 31, 2000	3,830,593	19.77	1,384,950
Exercised	(1,768,843)	4.49
Canceled	(2,061,750)	30.89

Outstanding June 25, 2001	—	$—

        The weighted average fair values of options granted in 2000 was $20.97 per share.

        In October 2002, the Company adopted the Citadel Broadcasting Corporation 2002 Long-Term Incentive Plan (the "Plan") pursuant to which the Company's board of directors can grant options to officers, employees, directors and independent contractors. At December 31, 2002 and March 31, 2003, the total number of shares of Class A common stock that remain authorized, reserved and available for issuance under the Plan was 3,235,750 and 3,166,000 (unaudited), respectively, not including shares underlying outstanding grants. Stock options are generally granted with an exercise price equal to the common stock's fair market value at the date of grant. Generally, stock options granted under the Plan vest ratably over a four-year period commencing one year after the date of grant and expire on the earlier of 10 years from the date of grant or termination of employment.

        Stock option activity for the Company, including options granted to the CEO, is summarized as follows:

	Options	Weighted Average Exercise Price per Share	Exercisable Options
Outstanding, December 31, 2001	—	$—
Granted	5,917,250	7.23
Canceled	(3,000)	16.00

Outstanding, December 31, 2002	5,914,250	7.23	1,037,500
Granted (unaudited)	187,500	16.00
Canceled (unaudited)	(135,750)	16.00

Outstanding, March 31, 2003 (unaudited)	5,966,000	$7.30	2,075,000

        The weighted average fair value of options granted in 2002 was $13.93 per share. The fair value of the options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for the year ended December 31, 2002: risk-free interest rate of 3.86%; dividend yield of $0.0; expected life of five years; and volatility of 0.0%.

	Options Outstanding			Options Exercisable
	Outstanding at December 31, 2002	Weighted- Average Remaining Contractual Life	Weighted Average Exercise Price	Exercisable at December 31, 2002	Weighted Average Exercise Price
$3.50	4,150,000	9.2 years	$3.50	1,037,500	$3.50
$16.00	1,764,250	9.8 years	$16.00

$3.50 to $16.00	5,914,250	9.4 years	$7.23	1,037,500	$3.50

(11) Exchangeable Preferred Stock

        On July 3, 1997, Citadel Broadcasting completed the sale of 1,000,000 shares of 13 1/4% Exchangeable Preferred Stock ("Exchangeable Preferred Stock") for $100.0 million. Dividends on the Exchangeable Preferred Stock accrued at the rate of 13 1/4% per annum and were payable semi-annually on January 1 and July 1 of each year, commencing January 1, 1998. On or prior to July 1, 2002, dividends were paid in additional shares of Exchangeable Preferred Stock having an aggregate liquidation preference equal to the amount of such dividends, or, at the option of Citadel Broadcasting, in cash.

        On April 6, 2000, Citadel Broadcasting repurchased approximately 14,900 shares of its issued and outstanding Exchangeable Preferred Stock at a price of $112.75 per share for a total of approximately $1.7 million.

        In connection with the Acquisition, Citadel Broadcasting repurchased substantially all of the remaining shares of its issued and outstanding Exchangeable Preferred Stock at a price of $121.063 per share for a total cost of approximately $123.1 million, which amount included a premium of approximately $20.2 million. All restrictive covenants under the Exchangeable Preferred Stock were eliminated as part of the repurchase.

        The Exchangeable Preferred Stock includes accrued dividends at December 31, 2001 of approximately $2,000, which were paid in 24 additional shares of Exchangeable Preferred Stock on January 1, 2002. At December 31, 2001, 368 shares were issued and outstanding. Citadel Broadcasting redeemed all remaining shares of Exchangeable Preferred Stock during 2002 at a redemption price of 107.729% per share of preferred stock, plus accrued and unpaid interest.

(12) Non-Recurring Merger Charges

        In connection with the Acquisition, the Predecessor Company incurred approximately $40.6 million in merger related charges during the period January 1, 2001 through June 25, 2001. The major components of the merger costs were approximately $26.9 million in payments to stock option holders in cancellation of their options, approximately $9.8 million paid to the financial advisor of the Predecessor Company and approximately $3.9 million primarily for legal and other professional services.

(13) Income Taxes

        The income tax benefit in 2000 and the period from January 1, 2001 through June 25, 2001 represents the net utilization of deferred tax liabilities established at the date of acquisition due to the differences in the tax bases and the financial statement carrying amounts of intangibles acquired in stock-based acquisitions offset by state franchise tax expense. The income tax benefit for the period June 26, 2001 through December 31, 2001 represents the net utilization of deferred tax liabilities established at the date of the Acquisition due to differences in the tax bases and the financial statement carrying amounts of intangibles and property and equipment due to a stock-based acquisition offset by state franchise tax expense. The income tax benefit for the year ended December 31, 2002 was limited by the increase in the valuation allowance related to the Company's deferred tax assets plus state franchise tax expense.

        At December 31, 2002, the Company has net operating loss carryforwards for federal income tax purposes of approximately $225.4 million. The federal net operating loss carryforwards expire as follows:

Year of Expiration	Net Operating Loss Carryforward
(In millions)
December 31, 2004	$0.1
December 31, 2007	3.1
December 31, 2008	5.0
December 31, 2009	5.8
December 31, 2010	7.7
December 31, 2011	3.3
December 31, 2017	1.4
December 31, 2018	34.5
December 31, 2019	20.2
December 31, 2020	109.9
December 31, 2021	17.1
December 31, 2022	17.3

Total federal loss carryforwards:	$225.4

        For state income tax purposes, the Company has approximately $150.0 million in net operating loss carryfowards, which begin to expire in 2003 through 2019. The determination of the state net operating loss carryforwards is dependent upon the federal net operating loss, apportionment percentages and other respective state laws, which can change year to year and impact the amount of the state net operating loss carryforwards. Utilization of such federal and state net operating losses is subject to certain limitations under federal and state income tax laws.

        Prior to January 1, 2002, the Company had sufficient taxable temporary differences to warrant no valuation allowance related to the net operating losses. Upon the adoption of SFAS No. 142 on January 1, 2002, amortization of certain indefinite lived intangible assets was no longer required. As a result, the reversing of taxable temporary differences will not occur during the carryforward period and the benefit for income taxes was limited by the valuation allowance required at December 31, 2002.

        The components of the income tax expense (benefit) for the year ended December 31, 2000 and for the periods from January 1, 2001 through June 25, 2001 and from June 26, 2001 through December 31, 2001 and for the year ended December 31, 2002 are as follows:

	Predecessor Company		Company
	Year Ended December 31, 2000	January 1, 2001 through June 25, 2001	June 26, 2001 through December 31, 2001	Year Ended December 31, 2002
	(In thousands)
Current tax expense (benefit):
Federal	$(234)	$—	$—	$(309)
State	740	(5)	525	1,368

	506	(5)	525	1,059

Deferred tax expense (benefit):
Federal	(3,849)	(2,395)	(27,992)	(13,663)
State	(679)	(423)	(3,330)	(1,615)

	(4,528)	(2,818)	(31,322)	(15,278)

Total income tax expense (benefit)	$(4,022)	$(2,823)	$(30,797)	$(14,219)

        A reconciliation of the income tax expense (benefit) as compared to the tax expense (benefit) calculated by applying the federal statutory rate (34%) for 2000 and the period from January 1, 2001 through June 25, 2001 and (35%) for the period from June 26, 2001 through December 31, 2001 and the year ended December 31, 2002 to the loss from continuing operations before income taxes for the year ended December 31, 2000 and for the periods January 1, 2001 through June 25, 2001 and June 26, 2001 through December 31, 2001 and the year ended December 31, 2002 are as follows:

	Predecessor Company		Company
	Year Ended December 31, 2000	January 1, 2001 through June 25, 2001	June 26, 2001 through December 31, 2001	Year Ended December 31, 2002
	(In thousands)
Federal statutory rate applied to the loss from continuing operations before income taxes	$(13,230)	$(51,735)	$(29,551)	$(36,182)
State tax expense (benefit), net of federal benefit/tax and franchise taxes	488	(3)	(2,806)	(160)
Amortization of non-deductible goodwill	1,703	1,040	1,428	—
Nondeductible meals and entertainment	255	128	132	354
Change in valuation allowance	—	—	—	21,771
Effect of the ability to utilize net operating loss carryforwards	6,762	47,747	—	—
Other	—	—	—	(2)

	$(4,022)	$(2,823)	$(30,797)	$(14,219)

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets, liabilities and the valuation allowance at December 31 are as follows:

	2001	2002
	(In thousands)
Deferred tax assets:
Receivables, principally due to allowance for doubtful accounts	$1,910	$1,778
Net operating loss carryforwards	85,347	88,155
State income tax	15,689	14,962
Accrued liabilities and other obligations not currently deductible	7,078	7,220
Compensation related to stock options	—	10,653
Other	667	380

Total deferred tax assets	110,691	123,148
Valuation allowance	—	(21,771)

Net deferred tax assets	110,691	101,377

Deferred tax liabilities:
Property and equipment	(13,713)	(11,194)
Intangible assets	(381,067)	(356,067)

Total deferred tax liabilities	(394,780)	(367,261)

Net deferred tax liabilities	$(284,089)	$(265,884)

        At December 31, 2002, the Company has an alternative minimum tax ("AMT") credit carryforward of approximately $0.3 million. AMT credits are available to be carried forward indefinitely and may be utilized against regular federal tax to the extent they do not exceed computed AMT calculations.

(14) Supplemental Financial Information

        Below is a summary of cash payments and barter transactions for the year ended December 31, 2000, for the periods from January 1, 2001 through June 25, 2001 and from June 26, 2001 through December 31, 2001 and for the year ended December 31, 2002.

	Predecessor Company		Company
	Year Ended December 31, 2000	Period from January 1, 2001 through June 25, 2001	Period from June 26, 2001 through December 31, 2001	Year Ended December 31, 2002
	(In thousands)
Cash payments:
Interest	$40,847	$49,393	$29,673	$58,536
Income taxes	972	527	339	834
Barter transactions:
Equipment purchases through barter	503	353	259	309
Barter revenue—included in gross broadcasting revenue	19,231	5,170	6,238	8,311
Barter expenses—included in cost of revenues	16,770	11,172	9,833	8,259

        In connection with the Acquisition, the Predecessor Company terminated all of its interest rate swap agreements and recognized additional interest expense related to the early termination of the agreements of approximately $2.4 million during the period from January 1, 2001 through June 25, 2001.

        A summary of additions and deductions related to the allowance for doubtful accounts for the year ended December 31, 2000, for the periods from January 1, 2001 through June 25, 2001 and from June 26, 2001 through December 31, 2001 and for the year ended December 31, 2002 is as follows.

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
	(In thousands)
Predecessor Company
Year ended December 31, 2000	$2,435	$7,615	$(7,229)	$2,821
January 1, 2001 through June 25, 2001	2,821	5,020	(3,370)	4,471
Company
June 26, 2001 through December 31, 2001	4,471	4,053	(4,362)	4,162
Year ended December 31, 2002	4,162	6,990	(6,831)	4,321

(15) Fair Value of Financial Instruments

        The following summary presents a description of the methodologies and assumptions used to determine the estimated fair values for the Company's financial instruments as required by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments".

Limitations

        Fair value estimates are made at a specific point in time and are based on relevant market information and information about the financial instrument. They are subjective in nature and involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument. Changes in assumptions could significantly affect these estimates.

        Since the fair value is estimated, the amounts that will actually be realized, or paid at settlement or maturity of the instruments, could be significantly different.

        The Company's significant financial instruments and the methods used to estimate their fair values are as follows:

          Cash Equivalents, Accounts Receivable, Accounts Payable, Due From Related Parties and Accrued Liabilities: The carrying amount is assumed to be the fair value because of the liquidity or short-term maturity of these instruments.

          Notes Payable and Other Long-Term Obligations: The terms of the Company's Notes Payable and Other Long-Term Obligations approximate the terms in the marketplace at which they could be replaced. Therefore, the fair value approximates the carrying value of these financial instruments.

        The Company believes that it is not practicable to estimate the fair value of the 6% Debentures because of (i) the fact that the 6% Debentures were issued in connection with the issuance of the original equity of the Company at the date of Acquisition as an investment unit, (ii) the related party nature of the 6% Debentures and (iii) the lack of comparable securities.

(16) Related Party Transactions

        The Company reimburses FL&Co. for expenses paid on the Company's behalf, including travel and related expenses, and office and other miscellaneous expenses. During the year ended December 31, 2002, the Company reimbursed FL&Co. approximately $800,000, of which approximately $240,000 was incurred in the period from June 26, 2001 through December 31, 2001. The Company did not reimburse FL&Co. for any amounts during the three months ended March 31, 2003. Additionally, FL&Co. reimburses the Company for expenses paid on its behalf, including travel and related expenses and other miscellaneous expenses. During the three months ended March 31, 2003, FL&Co. reimbursed the Company approximately $86,000 (unaudited), of which approximately $52,000 was incurred during the year ended December 31, 2002. FL&Co. also provides use of office space to the Company's executive officers at no cost.

(17) Commitments and Contingencies

        Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, or other sources are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

Litigation

        The Company is involved in certain legal actions and claims that arose in the ordinary course of the Company's business. Management believes that such litigation and claims will be resolved without a material effect on the Company's financial position and results of operations.

Lease Commitments

        The Company leases certain studio buildings, tower sites, transmitters and equipment, automobiles and office equipment. The following is a schedule by year of future minimum rental payments required under operating leases that have an initial or remaining noncancelable lease term in excess of one year as of December 31, 2002.

Year Ended	Commitments	Sublease Rentals	Net Lease Commitments
	(In thousands)
2003	$5,937	$(506)	$5,431
2004	5,202	(410)	4,792
2005	3,835	(299)	3,536
2006	3,102	(176)	2,926
2007	2,502	(144)	2,358
Thereafter	14,531	(268)	14,263

	$35,109	$(1,803)	$33,306

        Total rental expense was approximately $4.1 million for the year ended December 31, 2000 and approximately $2.9 million and $3.0 million for the period from January 1, 2001 through June 25, 2001 and for the period from June 26, 2001 through December 31, 2001, respectively, and approximately $5.7 million for the year ended December 31, 2002.

Defined Contribution Plan

        The Company has a defined contribution 401(k) plan for all employees who are at least 21 years of age and, if full time, have satisfied a 60 day waiting period, or, if part time, have worked at least 1,000 hours. Under the 401(k) plan, employees can contribute up to 20% of their compensation, subject to the maximum contribution allowed by the Internal Revenue Code. Participants vest immediately in their contributions. The Company may make discretionary contributions as approved by the board of directors. Only participants who have worked for the Company for at least 12 months are eligible for Company contributions, and Participants' rights to amounts contributed by the Company vest on a graded schedule over a five-year period. During the year ended December 31, 2000, and the periods from January 1, 2001 through June 25, 2001 and from June 26, 2001 through December 31, 2001 and the year ended December 31, 2002 the Company contributed approximately $1.0 million, $0.7 million, $0.7 million and $1.5 million, respectively, which represented a two percent matching of employee contributions to the 401(k) plan.

(18) Restatement

        Subsequent to filing its initial Registration Statement on Form S-1, the Company's management determined that the amount of corporate non-cash deferred stock compensation and deferred compensation related to options granted to the Company's CEO and stock purchased by the Company's CEO should be adjusted. For purposes of calculating corporate non-cash deferred stock compensation and deferred compensation, the Company adjusted the fair value at the date of grant of the Class A common stock underlying the options from $8.41 per share to $13.05 per share. In addition, the Company adjusted the fair value of the Class B shares purchased by its CEO from $3.50 per share to $4.83 per share. As a result, the Company's consolidated financial statements as of and for the year ended December 31, 2002, as of and for the three months ended March 31, 2003 (unaudited) and for the three months ended March 31, 2002 (unaudited) have been restated from the amounts previously reported to reflect the changes in deferred compensation and corporate non-cash deferred stock compensation. The effect of these changes is as follows:

	December 31, 2002		March 31, 2003 (unaudited)
	As Previously Reported	As Restated	As Previously Reported	As Restated
BALANCE SHEETS
Deferred income tax liabilities	$271,277	$270,473	$276,340	$276,340
Additional paid-in capital	1,005,848	1,026,625	1,005,848	1,026,625
Deferred compensation	(7,559)	(15,267)	(5,634)	(11,380)
Accumulated deficit	(130,530)	(142,795)	(161,607)	(176,637)
Total shareholders' equity	865,771	866,575	836,582	836,583

	Year Ended December 31, 2002		Three Months Ended March 31, 2002 (unaudited)		Three Months Ended March 31, 2003 (unaudited)
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
STATEMENTS OF OPERATIONS
Corporate non-cash deferred stock compensation	$12,817	$25,886	$5,785	$11,683	$1,925	$3,887
Operating loss	(27,372)	(40,441)	(21,022)	(26,920)	(11,828)	(13,790)
Loss from continuing operations before discontinued operations, net of tax	(90,310)	(103,379)	(36,654)	(42,552)	(25,817)	(27,779)
Income tax (benefit) expense	(13,415)	(14,219)	(5,479)	(5,885)	5,260	6,063
Net loss	(76,895)	(89,160)	(31,175)	(36,667)	(31,077)	(33,842)
Net loss applicable to common shares	(76,901)	(89,166)	(31,176)	(36,668)	(31,077)	(33,842)
Basic and diluted net loss per common share	(0.80)	(0.93)	(0.32)	(0.38)	(0.32)	(0.35)

(19) Subsequent Events (unaudited)

        The Company has filed a registration statement with the Securities and Exchange Commission in anticipation of an initial public offering. In connection with this contemplated initial public offering, the Company expects to effect a recapitalization immediately prior to, or simultaneously with, the closing as follows:

  •
  each outstanding share of Class B common stock will be exchanged for .491 shares of Class A common stock;

  •
  the Class A common stock will be redesignated as common stock; and

  •
  the certificate of incorporation will be amended and restated to reflect a single class of common stock, par value $.01 per share.

If the value of the Company changes significantly at the time of the offering, the exchange amount above will change.

        The Company intends to use substantially all of the net proceeds to first repay amounts outstanding under the Term B loan, then to repay amounts outstanding under the revolving portion of the credit facility, with any remaining proceeds used to repay amounts outstanding under the Term A loan.

        On April 1, 2003, the Company completed the acquisition of the one radio station serving the Boise, ID market, on April 29, 2003, the Company completed the acquisition of the one radio station in Montauk, NY, on May 9, 2003, the Company completed the acquisition of the two FM stations in Stockton, CA and the one FM station in Reno, NV, and on June 2, 2003, the Company completed the acquisition of the two FM radio stations in Pontiac, IL. These acquisitions will be accounted for under the purchase method of accounting.

        On May 8, 2003, the Company entered into an asset purchase agreement to purchase five radio stations in the Des Moines, IA market, four radio stations in the New Orleans, LA market, and two radio stations in the Springfield, MO market for an aggregate cash purchase price of $133.0 million. The asset purchase agreement required the Company to issue a letter of credit of approximately $6.7 million, which was issued under the Company's Credit Agreement. In addition, the Company has entered into a letter of intent to sell the two radio stations in the Springfield, MO market for approximately $5.0 million.

        On May 12, 2003, the Company repurchased 457,120 shares of Class B common stock held by its former Chief Financial Officer for an aggregate purchase price of $1.6 million.

        On May 21, 2003, the Company's new Chief Operating Officer purchased 94,400 shares of Class B common stock of the Company for an aggregate purchase price of $0.5 million. These shares of Class B common stock are subject to a stockholder's agreement, which, among other things, restricts the transfer of the shares of Class B common stock.

        On July 15, 2003, the Company repurchased 514,277 shares of Class B common stock held by two former officers of the Company for an aggregate purchase price of approximately $1.8 million.

        The Company has pending agreements to sell one radio station in Reno, NV for approximately $4.3 million in cash and five stations in Tyler/Longview, TX for an aggregate purchase price of $6.0 million, of which $5.5 million will be in the form of a note. The Company has four additional pending asset purchase agreements to sell an aggregate of six stations in four markets for aggregate cash purchase prices totaling $1.8 million.

        In a complaint filed on June 5, 2003, with the United States District Court for the District of Connecticut, the Company was named as one of numerous defendants in litigation seeking monetary damages arising from the injuries and deaths of certain concertgoers at a Rhode Island nightclub. The complaint contains multiple causes of action, only a small number of which are brought against the Company, in which the Company's sole involvement was to advertise the concert on one of its stations and to distribute promotional tickets provided by the organizers. The complaint alleges, among other things, that the organizers and sponsors of the concert failed to control crowd size, failed to obtain pyrotechnic permits, failed to inspect fireproofing at the club and failed to maintain emergency exits in workable condition, which contributed to the injuries and deaths of plaintiffs when pyrotechnic devices on the stage ignited soundproofing materials adjacent to the stage during the concert. The complaint alleges that the Company was a co-sponsor of the concert and asserts claims against the Company based on theories of joint venture liability and negligence.

        The Company believes that plaintiffs' claims against the Company are without merit and the Company intends to defend these claims vigorously.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

        Through and including                  , 2003 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

22,000,000 Shares

Citadel Broadcasting
Corporation

Common Stock

Goldman, Sachs & Co.

Credit Suisse First Boston

Deutsche Bank Securities

Merrill Lynch & Co.

Bear, Stearns & Co. Inc.

Citigroup

JPMorgan

Wachovia Securities

Representatives of the Underwriters

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of common stock registered hereby (other than underwriting discounts and compensation), all of which expenses, except for the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee, are estimated.

Securities and Exchange Commission registration fee.	$52,900
National Association of Securities Dealers, Inc. filing fee	$30,500
New York Stock Exchange listing application fee	$250,000
Printing and engraving fees and expenses	$350,000
Legal fees and expenses	$1,300,000
Accounting fees and expenses	$1,600,000
Blue Sky fees and expenses	$3,000
Transfer Agent and Registrar fees and expenses	$25,000
Miscellaneous expenses	$300,000

Total	$3,911,400

        All expenses incurred in connection with the issuance and distribution of the common stock registered hereby will be borne by the Registrant.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The Restated Certificate of Incorporation and Amended and Restated By-Laws of the Registrant provide that the directors and officers of the Registrant shall be indemnified by the Registrant to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Registrant, except with respect to any matter that such director or officer has been adjudicated not to have acted in good faith or in the reasonable belief that his action was in the best interests of the Registrant.

        The Registrant intends to enter into agreements to indemnify its directors and certain executive officers prior to this offering in addition to the indemnification provided for in the Restated Certificate of Incorporation and Amended and Restated By-Laws. These agreements, among other things, will indemnify the Registrant's directors and officers to the fullest extent permitted by Delaware law for certain expenses (including attorneys' fees), liabilities, judgments, fines and settlement amounts incurred by such person arising out of or in connection with such person's service as a director or officer of the Registrant or an affiliate of the Registrant.

        Policies of insurance are maintained by the Registrant under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

        The form of Underwriting Agreement filed as Exhibit 1.1 hereto provides for the indemnification of the Registrant, its controlling persons, its directors and certain of its officers by the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 (the "Securities Act").

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

        During the three years preceding the filing of this registration statement, the Registrant has not sold shares of its common stock without registration under the Securities Act, except as described below.

        In January 2001, in connection with the Registrant's initial capitalization, the Registrant issued 34 shares of common stock to Forstmann Little & Co. Equity Partnership—VI, L.P. ("Equity-VI") for an aggregate purchase price of $34; 33 shares of common stock to Forstmann Little & Co. Equity Partnership—VII, L.P. ("Equity-VII") for an aggregate purchase price of $33; 17 shares of common stock to Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership—VII, L.P. ("MBO-VII") for an aggregate purchase price of $17; and 16 shares of common stock to Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership—VIII, L.P. ("MBO-VIII") for an aggregate purchase price of $16. These issuances were exempt from registration under the Securities Act pursuant to Section 4(2) thereof because they did not involve a public offering as the shares were offered and sold to only four entities. In June 2001, in connection with the Registrant's acquisition of Citadel Communications Corporation, these shares of common stock were reclassified into shares of the Registrant's Class A common stock.

        In June 2001, in connection with the Registrant's acquisition of Citadel Communications, the Registrant issued to MBO-VII $352,490,566 aggregate principal amount of 6% Series A-1 Debentures due June 26, 2012, 6% Series B-1 Debentures due June 26, 2013 and 6% Series C-1 Debentures due June 26, 2014. In June 2001, the Registrant also issued to MBO-VIII $147,509,434 aggregate principal amount of 6% Series A-2 Debentures due June 26, 2012, 6% Series B-2 Debentures due June 26, 2013 and 6% Series C-2 Debentures due June 26, 2014. These issuances were exempt from registration under the Securities Act pursuant to Section 4(2) thereof because they did not involve a public offering as the shares were offered and sold to only two entities.

        In June 2001, in connection with the Registrant's acquisition of Citadel Communications, the Registrant issued 43,461,647 shares of Class A common stock to Equity-VI for an aggregate purchase price of $456,613,668; 13,945,292 shares of Class A common stock to Equity-VII for an aggregate purchase price of $146,511,038; 27,302,079 shares of Class A common stock to MBO-VII for an aggregate purchase price of $286,839,169; and 11,425,311 shares of Class A common stock to MBO-VIII for an aggregate purchase price of $120,035,790. These issuances were exempt from registration under the Securities Act pursuant to Section 4(2) thereof because they did not involve a public offering as the shares were offered and sold to only four entities.

        In June 2001, in connection with the Registrant's acquisition of Citadel Communications, the Registrant issued an aggregate of 7,485,596 shares of its Class B common stock to 15 employees (and two entities controlled by one employee) of the Registrant. The aggregate purchase price for these shares was $26,199,586, $15,943,720 of which was paid for using an aggregate of 613,220 shares of common stock of Citadel Communications and $4,474,590 of which was paid for with promissory notes issued by the purchasers to the Registrant. These issuances were exempt from registration under the Securities Act pursuant to Section 4(2) thereof because they did not involve a public offering as the shares were offered and sold to only a small group of employees (and two entities controlled by one employee).

        In February 2002, the Registrant agreed with Farid Suleman that he would purchase $4.0 million of the Registrant's Class B common stock in connection with his joining the Registrant in March 2002, and he paid for these shares in April 2002. The aggregate purchase price for the 1,143,000 shares of Class B common stock acquired by Mr. Suleman was $4,000,500. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof because it did not involve a public offering as the shares were offered and sold to only one employee.

        In May 2003, the Registrant issued 94,400 shares of its Class B common stock to Judith A. Ellis, the Registrant's Chief Operating Officer. The aggregate purchase price for the 94,400 shares of Class B common stock acquired by Ms. Ellis was $500,320. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof because it did not involve a public offering as the shares were offered and sold to only one employee.

        Immediately before the closing of this offering, we will be recapitalized as follows:

  •
  each outstanding share of Class B common stock will be exchanged for .491 shares of Class A common stock;

  •
  the Class A common stock will be redesignated as common stock; and

  •
  the certificate of incorporation will be amended and restated to reflect a single class of common stock, par value $.01 per share.

        Registration under the Securities Act will not be required in respect of issuances pursuant to this recapitalization because they will be made exclusively to existing holders of our securities and will not involve any solicitation. Therefore, these issuances will be exempt from registration under the Securities Act pursuant to section 3(a)(9).

        No other sales of the Registrant's securities have taken place within the last three years.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a)
  Exhibits

        The following exhibits are filed with this registration statement.

No.	Description
1.1	Form of Underwriting Agreement, by and among the Registrant and the underwriters named therein.*
2.1	Agreement and Plan of Merger, dated as of January 15, 2001, by and between Citadel Communications Corporation and the Registrant.*
2.2	Letter Agreement dated January 15, 2001 by and between Citadel Communications Corporation and the Registrant.*

2.3	Amendment No. 1, dated March 13, 2001, to Merger Agreement dated as of January 15, 2001 by and among the Registrant, Citadel Communications Corporation and FLCC Acquisition Corp.*
2.4	Letter Agreement, dated March 22, 2001 by and among Citadel Communications Corporation, the Registrant and FLCC Acquisition Corp.*
3.1	Form of Restated Certificate of Incorporation of the Registrant to be in effect upon closing of this offering.*
3.2	Form of Amended and Restated By-laws of the Registrant to be in effect upon closing of this offering.*
4.1	Form of Common Stock Certificate.*
5.1	Opinion of Fried, Frank, Harris, Shriver & Jacobson.**
10.1	The Registrant's 2002 Long-Term Incentive Plan.*
10.2	Stockholder's Agreement, dated May 21, 2003, between the Registrant and Judith A. Ellis.**
10.3	Stockholder's Agreement, dated June 26, 2001, between the Registrant and Randy L. Taylor.*
10.4	Registration Rights Agreement, dated June 26, 2001, among the Registrant, Citadel Communications Corporation, Citadel Broadcasting Company, Forstmann Little & Co. Equity Partnership—VI, L.P., Forstmann Little & Co. Equity Partnership—VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership—VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership—VIII, L.P., Lawrence R. Wilson and Rio Bravo Enterprise Associates, L.P.*
10.5	Form of Indemnification Agreement between the Registrant and its directors and executive officers.*
10.6	Credit Agreement, dated as of April 3, 2001, among Citadel Broadcasting Company, Citadel Communications Corporation, the Registrant, certain lenders, The Chase Manhattan Bank, as Administrative Agent, and First Union National Bank and The Bank of Nova Scotia, as Syndication Agents.*
10.7	Management Rights Letter, dated June 26, 2001 between the Registrant, Forstmann Little & Co. Equity Partnership—VI, L.P., Forstmann Little & Co. Equity Partnership—VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership—VII, L.P. and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership—VIII, L.P.*
10.8	Form of Series A-1 6% Subordinated Debenture.*
10.9	Form of Series A-2 6% Subordinated Debenture.*
10.10	Form of Series B-1 6% Subordinated Debenture.*
10.11	Form of Series B-2 6% Subordinated Debenture.*
10.12	Form of Series C-1 6% Subordinated Debenture.*
10.13	Form of Series C-2 6% Subordinated Debenture.*
10.14	Letter, dated February 15, 2002, from Theodore J. Forstmann to Farid Suleman setting forth the terms of Mr. Suleman's employment as chief executive officer of the Registrant.*
10.15	Stock Option Agreement, dated April 23, 2002, between the Registrant and Farid Suleman.*

10.16	Letter Agreement, dated June 4, 2002, between the Registrant and Farid Suleman amending the Stock Option Agreement dated April 23, 2002.*
10.17	Stockholder's Agreement, dated April 23, 2002, between the Registrant and Farid Suleman.*
10.18	Letter Agreement, dated April 10, 2002, among Lawrence R. Wilson, Molly and Associates, LLC, Rio Bravo Limited, LLC and the Registrant.*
10.19	National Radio Sales Representation Agreement dated October 1, 1998 between McGavren Guild Radio, Inc. and Citadel Broadcasting Company.*
10.20	Recourse Secured Promissory Note, dated June 26, 2001, between the Registrant and Randy L. Taylor.*
10.21	First Amendment, dated as of January 29, 2003, to Credit Agreement, dated as of April 3, 2001, among Citadel Broadcasting Company, Citadel Communications Corporation, the Registrant, certain lenders, The Chase Manhattan Bank, as Administrative Agent, and First Union National Bank and The Bank of Nova Scotia, as Syndication Agents.*
10.22	Letter, dated July 17, 2003, from the Registrant to Farid Suleman clarifying certain terms of Mr. Suleman's employment.*
16.1	Letter from KPMG LLP regarding change in certifying accountant.*
21	List of subsidiaries.*
23.1	Consent of Fried, Frank, Harris, Shriver & Jacobson (included in the opinion filed as Exhibit 5.1).**
23.2	Consent of KPMG LLP.**
23.3	Consent of Deloitte and Touche LLP.**
24.1	Powers of Attorney (included on signature page to Registration Statement).*
24.2	Power of Attorney.*
24.3	Power of Attorney.*
99.1	Consent of Herbert J. Siegel, dated July 1, 2003.*

*
Previously filed.

**
Filed herewith.

(b)
Financial Statement Schedules

        All schedules have been omitted because they are not required, are not applicable or the information is included in the selected consolidated financial data or notes contained in this Registration Statement.

ITEM 17. UNDERTAKINGS

        (a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by the director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (c)   The undersigned registrant hereby undertakes that:

    (1)
    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2)
    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 6 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 31st day of July, 2003.

CITADEL BROADCASTING CORPORATION
By:	/s/ FARID SULEMAN Farid Suleman Chief Executive Officer and Chairman

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 6 to the registration statement has been signed below by the following persons in the capacities indicated.

Signature	Title	Date

/s/ FARID SULEMAN Farid Suleman	Chief Executive Officer and Chairman (principal executive officer)	July 31, 2003
* Randy L. Taylor	Vice President—Finance and Secretary (principal financial and accounting officer)	July 31, 2003
* J. Anthony Forstmann	Director	July 31, 2003
* Theodore J. Forstmann	Director	July 31, 2003
* Gordon A. Holmes	Director	July 31, 2003
* Sandra J. Horbach	Director	July 31, 2003
* Michael A. Miles	Director	July 31, 2003

* David W. Checketts	Director	July 31, 2003
* Charles P. Rose, Jr.	Director	July 31, 2003
*By:	/s/ FARID SULEMAN Farid Suleman Attorney-In-Fact

EXHIBIT INDEX

No.	Description
1.1	Form of Underwriting Agreement, by and among the Registrant and the underwriters named therein.*
2.1	Agreement and Plan of Merger, dated as of January 15, 2001, by and between Citadel Communications Corporation and the Registrant.*
2.2	Letter Agreement dated January 15, 2001 by and between Citadel Communications Corporation and the Registrant.*
2.3	Amendment No. 1, dated March 13, 2001, to Merger Agreement dated as of January 15, 2001 by and among the Registrant, Citadel Communications Corporation and FLCC Acquisition Corp.*
2.4	Letter Agreement, dated March 22, 2001 by and among Citadel Communications Corporation, the Registrant and FLCC Acquisition Corp.*
3.1	Form of Restated Certificate of Incorporation of the Registrant to be in effect upon closing of this offering.*
3.2	Form of Amended and Restated By-laws of the Registrant to be in effect upon closing of this offering.*
4.1	Form of Common Stock Certificate.*
5.1	Opinion of Fried, Frank, Harris, Shriver & Jacobson.**
10.1	The Registrant's 2002 Long-Term Incentive Plan.*
10.2	Stockholder's Agreement, dated May 21, 2003, between the Registrant and Judith A. Ellis.**
10.3	Stockholder's Agreement, dated June 26, 2001, between the Registrant and Randy L. Taylor.*
10.4
Registration Rights Agreement, dated June 26, 2001, among the Registrant, Citadel Communications Corporation, Citadel Broadcasting Company, Forstmann Little & Co. Equity Partnership—VI, L.P., Forstmann Little & Co. Equity Partnership—VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership—VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership—VIII, L.P., Lawrence R. Wilson and Rio Bravo Enterprise Associates, L.P.*
10.5	Form of Indemnification Agreement between the Registrant and its directors and executive officers.*
10.6
Credit Agreement, dated as of April 3, 2001, among Citadel Broadcasting Company, Citadel Communications Corporation, the Registrant, certain lenders, The Chase Manhattan Bank, as Administrative Agent, and First Union National Bank and The Bank of Nova Scotia, as Syndication Agents.*
10.7
Management Rights Letter, dated June 26, 2001 between the Registrant, Forstmann Little & Co. Equity Partnership—VI, L.P., Forstmann Little & Co. Equity Partnership—VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership—VII, L.P. and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership—VIII, L.P.*
10.8	Form of Series A-1 6% Subordinated Debenture.*
10.9	Form of Series A-2 6% Subordinated Debenture.*

10.10	Form of Series B-1 6% Subordinated Debenture.*
10.11	Form of Series B-2 6% Subordinated Debenture.*
10.12	Form of Series C-1 6% Subordinated Debenture.*
10.13	Form of Series C-2 6% Subordinated Debenture.*
10.14	Letter, dated February 15, 2002 from Theodore J. Forstmann to Farid Suleman setting forth the terms of Mr. Suleman's employment as chief executive officer of the Registrant.*
10.15	Stock Option Agreement, dated April 23, 2002, between the Registrant and Farid Suleman.*
10.16	Letter Agreement, dated June 4, 2002, between the Registrant and Farid Suleman amending the Stock Option Agreement dated April 23, 2002.*
10.17	Stockholder's Agreement, dated April 23, 2002, between the Registrant and Farid Suleman.*
10.18	Letter Agreement, dated April 10, 2002, among Lawrence R. Wilson, Molly and Associates, LLC, Rio Bravo Limited, LLC and the Registrant.*
10.19	National Radio Sales Representation Agreement dated October 1, 1998 between McGavren Guild Radio, Inc. and Citadel Broadcasting Company.*
10.20	Recourse Secured Promissory Note, dated June 26, 2001, between the Registrant and Randy L. Taylor.*
10.21
First Amendment, dated as of January 29, 2003, to Credit Agreement, dated as of April 3, 2001, among Citadel Broadcasting Company, Citadel Communications Corporation, the Registrant, certain lenders, The Chase Manhattan Bank, as Administrative Agent, and First Union National Bank and The Bank of Nova Scotia, as Syndication Agents.*
10.22	Letter, dated July 17, 2003, from the Registrant to Farid Suleman clarifying certain terms of Mr. Suleman's employment.*
16.1	Letter from KPMG LLP regarding change in certifying accountant.*
21	List of subsidiaries.*
23.1	Consent of Fried, Frank, Harris, Shriver & Jacobson (included in the opinion filed as Exhibit 5.1).**
23.2	Consent of KPMG LLP.**
23.3	Consent of Deloitte and Touche LLP.**
24.1	Powers of Attorney (included on signature page to Registration Statement).*
24.2	Power of Attorney.*
24.3	Power of Attorney.*
99.1	Consent of Herbert J. Siegel, dated July 1, 2003.*

*
Previously filed.

**
Filed herewith.

QuickLinks

PROSPECTUS SUMMARY
Summary Unaudited Pro Forma Consolidated Condensed Statements of Operations for the Year Ended December 31, 2002 (in thousands, except per share amounts)
Summary Unaudited Pro Forma Consolidated Condensed Statements of Operations for the Three Months Ended March 31, 2003 (in thousands, except per share amounts)
Summary Historical Consolidated Financial Data (Continued) (in thousands, except per share amounts)
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
MARKET AND INDUSTRY DATA
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
Unaudited Pro Forma Consolidated Condensed Statements of Operations for the Year Ended December 31, 2002 (in thousands, except per share amounts)
Unaudited Pro Forma Consolidated Condensed Statements of Operations for the Three Months Ended March 31, 2003 (in thousands, except per share amounts)
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
Selected Historical Consolidated Financial Data (Continued) (in thousands, except per share amounts)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS OF CITADEL
MANAGEMENT
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF OUR INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
CHANGE IN INDEPENDENT ACCOUNTANTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
INDEPENDENT AUDITORS' REPORT
CITADEL BROADCASTING CORPORATION AND SUBSIDIARIES Consolidated Balance Sheets (In thousands, except share and per share amounts)
CITADEL BROADCASTING CORPORATION AND SUBSIDIARIES Consolidated Statements of Operations (In thousands, except share and per share amounts)
CITADEL BROADCASTING CORPORATION AND SUBSIDIARIES Consolidated Statements of Shareholders' Equity (In thousands, except share amounts)
CITADEL BROADCASTING CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements
(Information as of March 31, 2002 and 2003 and for the periods then ended is unaudited)
2002 Acquisitions and Dispostions
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
EXHIBIT INDEX